Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-142544 and 333-142544-01
Prospectus
Mediacom Broadband LLC
Mediacom Broadband Corporation

Offer to Exchange $300,000,000 of our
8 1/2% Senior Notes due 2015

          The notes being offered by this prospectus are being issued in exchange for notes sold by us in a private placement on October 5, 2006. The exchange notes will be governed by the same indenture governing the initial notes. The exchange notes will be substantially identical to the initial notes, except the transfer restrictions and registration rights relating to the initial notes will not apply to the exchange notes.
•	The exchange offer expires at 5:00 p.m., New York City time, on August 7, 2007, unless extended.

•	No public market exists for the initial notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or to seek approval for quotation through any automated quotation system.
          Before you tender your initial notes, you should consider carefully the section entitled “Risk Factors” beginning on page 10 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

July 5, 2007

          We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus or any sales made hereunder after the date of this prospectus shall create an implication that the information contained in this prospectus or the affairs of Mediacom Broadband LLC and Mediacom Broadband Corporation have not changed since the date hereof.
          Each broker-dealer that receives the exchange notes offered by this prospectus for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of this exchange offer and ending on the close of business nine months after the expiration date of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

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Industry and Market Data
          In this prospectus, we rely on and refer to information regarding the cable television industry and our market share in the sectors in which we compete. We obtained this information from various third-party sources and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

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PROSPECTUS SUMMARY
          This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before making a decision to exchange the initial notes. You should read the entire prospectus prior to deciding to exchange the initial notes.
Our Manager
          We are a wholly-owned subsidiary of Mediacom Communications Corporation, who is also our manager. Mediacom Communications is the nation’s eighth largest cable television company based on customers served and among the leading cable operators focused on serving the smaller cities and towns in the United States. As of March 31, 2007, our manager’s cable systems, which are owned and operated through our operating subsidiaries and those of Mediacom LLC, passed an estimated 2.8 million homes and served approximately 1.36 million basic subscribers and 2.62 million revenue generating units (“RGUs”). Mediacom LLC is also a wholly-owned subsidiary of our manager. A basic subscriber is a customer who purchases one or more video services. RGUs represent the sum of basic subscribers and digital, high-speed data (“HSD”) and phone customers. Our manager is a publicly-owned company whose Class A common stock is listed on The Nasdaq Global Select Market under the symbol “MCCC.”
Mediacom Broadband, LLC
          As of March 31, 2007, we served approximately 740,000 basic subscribers, 305,000 digital customers, 331,000 HSD customers, and 71,000 phone customers, totaling 1.45 million RGUs. Through our interactive broadband network, we provide customers with a wide array of products and services, including: analog and digital video services; advanced video services, such as video-on-demand (“VOD”), high-definition television (“HD” or “HDTV”) and digital video recorders (“DVR”); HSD, also known as high-speed Internet access or cable modem service; and phone service. We provide the triple play bundle of advanced video services, HSD and phone to 92% of the estimated homes our network passes.
Principal Executive Offices
          Our principal executive offices are located at 100 Crystal Run Road, Middletown, New York 10941. Our telephone number is (845) 695-2600.
Initial Offering
          The initial notes were originally issued by Mediacom Broadband LLC and Mediacom Broadband Corporation on October 5, 2006 in a private offering. We are parties to a registration rights agreement with the initial purchasers of the initial notes pursuant to which we agreed, among other things, to file a registration statement with respect to the exchange notes on or before May 3, 2007 and to use our best efforts to have the registration statement declared effective by August 31, 2007.

Summary of Exchange Offer
          We are offering to exchange $300.0 million aggregate principal amount of our exchange notes for $300.0 million aggregate principal amount of our initial notes. To exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes, subject to certain restrictions, that are validly tendered and not validly withdrawn.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 7, 2007, unless we extend it.

Registration Rights Agreement	You have the right, subject to certain restrictions, to exchange the initial notes that you hold for exchange notes that are substantially identical in all material respects to the initial notes. This exchange offer is intended to satisfy these rights. Once the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your initial notes.

Accrued Interest on the Exchange Notes and Initial Notes	The exchange notes will bear interest from their issuance date. Holders of initial notes which are accepted for exchange will receive, in cash, accrued and unpaid interest on the initial notes to, but not including, the issuance date of the exchange notes. Such interest will be paid with the first interest payment on the exchange notes.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. You should read the discussion under “Exchange Offer—Conditions to the Exchange Offer” for more information regarding conditions of the exchange offer.

Procedures for Tendering Initial Notes	If you are a holder of initial notes and wish to accept the exchange offer, you must either:

• complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal; or

• arrange for The Depository Trust Company to transmit required information to the exchange agent in connection with a book-entry transfer.

The exchange agent must receive such documentation or information and your initial notes on or prior to the expiration date at the address set forth in the section of this prospectus entitled “Exchange Offer—Exchange Agent.”

Representation Upon Tender	By tendering your initial notes in this manner, you will be representing, among other things, that:

• the exchange notes you acquire in the exchange offer are acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

• you are not a party related to us.

Procedures for Beneficial Owners	If you are the beneficial owner of initial notes registered in the name of a broker, dealer or other nominee and you wish to tender your initial notes, you should contact the person in whose name your initial notes are registered and promptly instruct the person to tender on your behalf within the time period set forth in the section of this prospectus entitled “Exchange Offer.”

Procedures for Broker-Dealers	Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

Material U.S. Federal Tax Consequences	The exchange of initial notes for exchange notes will not result in any gain or loss to you for U.S. federal income tax purposes. Your holding period for the exchange notes will include the holding period for the initial notes and your adjusted tax basis of the exchange notes will be the same as your adjusted tax basis of the initial notes at the time of the exchange. For additional information, you should read the discussion under “U.S. Federal Tax Considerations.”

Failure to Exchange Will Affect You Adversely	Initial notes that are not tendered, or that are tendered but not accepted, will be subject to the existing transfer restrictions on the initial notes after the exchange offer and, subject to certain exceptions, we will have no further obligation to register the initial notes under the Securities Act of 1933. If you do not participate in the exchange offer, the liquidity of your initial notes could be adversely affected.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on or prior to the expiration date, you may tender your initial notes according to the guaranteed delivery procedures set forth in the section of this prospectus entitled “Exchange Offer—Guaranteed Delivery Procedure.”

Acceptance of Initial Notes; Delivery of Exchange Notes	Subject to customary conditions, we will accept initial notes which are properly tendered in the exchange offer and not withdrawn, before 5:00 p.m., New York City time, on the expiration date of the exchange offer. The exchange notes will be delivered as promptly as practicable following the expiration date.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	Deutsche Bank Trust Company Americas is the exchange agent for the exchange offer.

Summary of Terms of the Exchange Notes
          For a more complete description of the terms of the notes, see “Description of the Notes.”
          The exchange notes are substantially identical to the initial notes, with limited exceptions. The exchange notes will evidence the same debt as the initial notes and are subject to the same indenture as the initial notes.

Issuers	Mediacom Broadband LLC and Mediacom Broadband Corporation.

Securities Offered	$300,000,000 aggregate principal amount of 8 1/2% senior notes due 2015. The initial notes were issued and the exchange notes are being offered as additional debt securities under an indenture pursuant to which we previously issued $200,000,000 of 8 1/2% senior notes due 2015. The exchange notes will be of the same series as, and vote on any matter submitted to bondholders with, such previously issued 8 1/2% senior notes due 2015.

Maturity	October 15, 2015

Interest	Interest on the notes will accrue at the rate of 8 1/2% per year, payable semiannually in cash in arrears on each April 15 and October 15, having commenced April 15, 2007.

Ranking	The notes will be our senior unsecured obligations. They will:

• effectively rank behind any of our secured debt and all existing and future indebtedness and other liabilities of our subsidiaries;

• rank equally in right of payment to all of our unsecured debt that does not expressly provide that it is subordinated to the notes; and

• rank ahead of all our future debt that expressly provides that it is subordinated to the notes.

As of March 31, 2007, we had approximately $1.59 billion of debt outstanding reflected on our consolidated balance sheet (including approximately $1.1 billion of debt of our subsidiaries), and our subsidiaries had approximately $507.9 million of unused credit commitments under the revolving credit portion of the bank credit facility of our subsidiaries, referred to as our subsidiary credit facility.

Neither our manager, any of our subsidiaries, other than Mediacom Broadband Corporation, the co-issuer of the exchange notes, nor any of our manager’s other subsidiaries, including Mediacom LLC, will guarantee or otherwise be an obligor under the exchange notes, unless the covenant described in “Description of the

Notes-Covenants-Limitation on Guarantees of Certain Indebtedness” applies.

Optional Redemption.	We may redeem some or all of the exchange notes at any time on or prior to October 14, 2010 at a redemption price equal to 100% of the principal amount of the notes redeemed plus an applicable premium calculated as set forth in this prospectus. We may redeem some or all of the notes at any time after that date at the redemption prices set forth in this prospectus. The redemption prices are described in the section “Description of the Notes—Optional Redemption.”

Change of Control.	Upon a change of control, as defined under the section entitled “Description of the Notes,” you will have the right, as a holder of exchange notes, to require us to repurchase your exchange notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Restrictive Covenants	The indenture governing the exchange notes contains certain covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• pay dividends on our equity interests or repurchase our equity interests;

• make certain investments;

• enter into certain types of transactions with affiliates;

• limit dividends or other payments by our restricted subsidiaries to us;

• use assets as security in other transactions; and

• sell certain assets or merge with or into other companies.

These restrictive covenants are subject to a number of important qualifications.

Summary Historical Consolidated Financial Data
          The summary historical statement of operations and balance sheet data set forth below for the three years ended December 31, 2006 have been derived from our audited consolidated financial statements (except operating and other data). The summary historical statement of operations and balance sheet data set forth below for the three month periods ended March 31, 2007 and 2006 have been derived from our unaudited consolidated financial statements, which include all adjustments (consisting of normal recurring accruals) that we consider necessary for a fair presentation of the financial position and result of operations for these periods.
          The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results Of Operations,” our consolidated financial statements and notes thereto, and other financial information included in this prospectus.

	Year Ended December 31,			Quarter Ended March 31,
	2006(11)	2005	2004	2007	2006
	(Dollars in thousands)			(Unaudited)
Statement of Operations Data:
Revenues	$681,243	$613,116	$585,039	$173,352	$162,827
Costs and expenses:
Service costs	270,396	239,199	222,752	74,331	65,102
Selling, general and administrative expenses	151,538	138,201	129,587	37,195	35,204
Management fee expense - parent(1)	12,647	12,239	10,585	3,322	2,977
Depreciation and amortization	107,152	115,314	107,592	26,849	27,184

Operating income	139,510	108,163	114,523	31,655	32,360
Interest expense, net	(109,869)	(97,282)	(86,125)	(29,524)	(27,017)
Loss on early extinguishment of debt	(31,207)	—	—	—	—
Loss) gain on derivatives, net	(8,718)	6,638	10,929	(2,318)	(59)
Other expense, net	(4,954)	(6,516)	(4,475)	(1,465)	(1,376)

Net (loss) income	$(15,238)	$11,003	$34,852	$(1,652)	$3,908

Balance Sheet Data (end of period):
Total assets	$2,324,799	$2,285,055	$2,258,245	$2,300,619	$2,324,799
Total debt	$1,596,243	$1,418,370	$1,363,955	$1,741,420	$1,759,444
Total member’s equity	$415,355	$564,614	$595,157	$559,199	$565,355
Other Data:
Adjusted OIBDA(2)	$247,914	$223,695	$222,138	58,793	59,845
Adjusted OIBDA margin(3)	36.4%	36.5%	38.0%	33.9%	36.8%
Ratio of earnings to fixed charges(4)	—	1.10	1.37	—	1.12
Net cash flows provided by (used in):
Operating activities	$64,411	$105,038	$106,304	31,355	23,121
Investing activities	$(103,217)	$(108,100)	$(85,394)	(25,799)	(22,053)
Financing activities	$43,683	$1,074	$(21,159)	(10,847)	(93)
Operating Data (end of period):
Estimated homes passed(5)	1,474,000	1,460,000	1,456,000	1,475,000	1,462,000
Basic subscribers(6)	751,000	773,000	783,000	740,000	771,800
Digital customers(7)	304,000	289,000	236,000	305,000	289,600
Data customers(8)	320,000	266,000	205,000	331,000	280,000
Phone customers(9)	71,000	17,500	—	78,000	36,000
RGUs(10)	1,446,000	1,345,500	1,224,000	1,454,000	1,377,400

(1)	Represents fees paid to Mediacom Communications Corporation for management services rendered to our operating subsidiaries. See Note 8 of our consolidated financial statements.

(2)	“Adjusted OIBDA” is not a financial measure calculated in accordance with generally accepted accounting principles (GAAP) in the United States. We define Adjusted OIBDA as operating income before depreciation and amortization and non-cash, share-based compensation charges.

Adjusted OIBDA is one of the primary measures used by management to evaluate our performance and to forecast future results. We believe Adjusted OIBDA is useful for investors because it enables them to assess our performance in a manner similar to the methods used by management, and provides a measure that can be used to analyze, value and compare the companies in the cable television industry, which may have different depreciation and amortization policies, as well as different non-cash, share-based compensation programs. A limitation of Adjusted OIBDA, however, is that it excludes depreciation and amortization, which represents the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management utilizes a separate process to budget, measure and evaluate capital expenditures. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of our non-cash, share-based compensation charges.

Adjusted OIBDA should not be regarded as an alternative to either operating income or net income (loss) as an indicator of operating performance nor should it be considered in isolation or a substitute for financial measures prepared in accordance with GAAP. We believe that operating income is the most directly comparable GAAP financial measure to Adjusted OIBDA.

The following represents a reconciliation of Adjusted OIBDA to operating income, which is the most directly comparable GAAP measure (dollars in thousands):

	Year Ended December 31,			Quarter Ended March 31,
	2006(11)	2005	2004	2007	2006
Adjusted OIBDA	$247,914	$223,695	$222,138	$58,793	$59,845
Non-cash share-based compensation and other share-based awards(A)	(1,252)	(218)	(23)	(289)	(301)

Depreciation and amortization	(107,152)	(115,314)	(107,592)	(26,849)	(27,184)

Operating income	$139,510	$108,163	$114,523	$31,655	$32,360

(A)	Includes approximately $206, $1, and $23 for the year ended December 31, 2006, 2005, and 2004 respectively, and $0 for each of the three months ended March 31, 2007 and 2006, related to the issuance of other share-based awards.

(3)	Represents Adjusted OIBDA as a percentage of revenues. See note 2 above.

(4)	Earnings were insufficient to cover fixed charges by $16.0 million for the year ended December 31, 2006 and by $2.1 million for the three months ended March 31, 2007.

(5)	Represents an estimate of the number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system’s service area.

(6)	Represents a dwelling with one or more television sets that receives a package of over-the-air broadcast stations, local access channels or certain satellite-delivered cable television services. Accounts that are billed on a bulk basis, which typically receive discounted rates, are converted into full-price equivalent basic subscribers by dividing total bulk billed basic revenues of a particular system by the average cable rate charged to basic subscribers in that system. Basic subscribers include connections to schools, libraries, local government offices and employee households that may not be charged for limited and expanded cable services, but may be charged for digital cable, VOD, HDTV, DVR or high-speed Internet service. Customers who exclusively purchase high-speed Internet or phone service are not counted as basic subscribers. Our methodology of calculating the number of basic subscribers may not be identical to those used by other companies offering similar services.

(7)	Represents customers that receive digital video services.

(8)	Represents residential HSD customers and small to medium-sized commercial cable modem accounts billed at higher rates than residential customers. Small to medium-sized commercial accounts generally represent customers with bandwidth requirements of up to 10Mbps. These commercial accounts are converted to equivalent residential data customers by dividing their associated revenues by the applicable residential rate. Our data customers exclude large commercial accounts and include an insignificant number of dial-up customers. Our methodology of calculating data customers may not be identical to those used by other companies offering similar services.

(9)	Represents customers that receive phone service.

(10)	RGUs, or revenue generating units, represent the total of basic subscribers and digital, data and phone customers at the end of each period.

(11)	Effective January 1, 2006, the Company adopted SFAS No. 123(R) (see Note 10 in the Notes to Consolidated Financial Statements).

RISK FACTORS
          You should carefully consider the risk factors set forth below, as well as the other information appearing elsewhere in this prospectus before tendering your initial notes in exchange for exchange notes.
Risks related to the exchange offer, the exchange notes and our debt levels
Your failure to participate in this exchange offer will have adverse consequences.
          Holders of initial notes who do not tender their initial notes in exchange for exchange notes pursuant to this exchange offer will continue to be subject to the restrictions on transfer of the initial notes as a consequence of the issuance of the initial notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933. In general, initial notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not anticipate that we will register the initial notes under the Securities Act.
Because of the lack of a public market for the exchange notes, you may not be able to sell your exchange notes at all or at an attractive price.
          We do not intend to have the exchange notes listed on a national securities exchange, although we expect that they will be eligible for trading on the PORTAL system. While several financial companies have advised us that they currently intend to make a market in the exchange notes, they are not obligated to do so, and may discontinue market making at any time without notice. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934. As a result, we cannot assure you that an active trading market will develop for the exchange notes or, if one does develop, that it will be maintained.
          The liquidity of the trading market in the exchange notes, if any active trading market develops, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for debt securities generally or the interest of securities dealers in making a market in the exchange notes and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. In addition, the market for non-investment grade debt has historically been subject to disruptions that have caused volatility in prices. It is possible that the market for the exchange notes will be subject to such disruptions. Any such disruptions may have a negative effect on you, as a holder of the exchange notes, regardless of our prospects and financial performance. Accordingly, we cannot assure you as to the liquidity of the market for the exchange notes or the prices at which you may be able to sell the exchange notes.
We have substantial existing debt and have significant interest payment requirements, which could adversely affect our ability to obtain financing in the future and require our operating subsidiaries to apply a substantial portion of their cash flow to debt service.
          Our total debt as of December 31, 2006 and March 31, 2007, was approximately $1.60 billion and $1.59 billion, respectively. Our interest expense, net for the year ended December 31, 2006, was $109.9 million. Our interest expense, net for the quarter ended March 31, 2007, was $29.5 million. We cannot assure you that our business will generate sufficient cash flows to permit us, or our subsidiaries, to repay indebtedness or that refinancing of that indebtedness will be possible on commercially reasonable terms or at all.
          Our deficiency of earnings over fixed charges was $16.0 million for the year ended December 31, 2006. Our deficiency of earnings over fixed charges was $2.1 million for the quarter ended March 31, 2007.
          Subject to restrictions in our subsidiary credit facility and the indenture governing the exchange notes, we may incur significant amounts of additional debt for working capital, capital expenditures, acquisitions and other purposes.

          Our high level of combined debt could have important consequences for you, including the following:
•	Our ability to access new sources of financing for working capital, capital expenditures, acquisitions or other purposes may be limited;

•	We will need to use a large portion of our revenues to pay interest on borrowings under our subsidiary credit facility, our senior notes and the exchange notes, which will reduce the amount of money available to finance our operations, capital expenditures and other activities;

•	Some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates;

•	Borrowings under our subsidiary credit facility are secured and will mature prior to the exchange notes;

•	We may be more vulnerable to economic downturns and adverse developments in our business;

•	We may be less flexible in responding to changing business and economic conditions, including increased competition and demand for new products and services;

•	We may be at a disadvantage when compared to our competitors that have less debt; and

•	We may not be able to implement our business strategy.
We and our subsidiaries may still be able to incur substantially more debt which could exacerbate the risks described in this section.
          We and our subsidiaries may be able to incur substantial additional debt in the future. If we or our subsidiaries do so, the risks described above could intensify. The terms of the indentures governing the existing senior notes and the exchange notes do not fully prohibit us or our subsidiaries from doing so. As of March 31, 2007, we have approximately $325.2 million available for additional borrowings under our subsidiary credit facility, subject to certain borrowing conditions. We expect to continue to borrow under this facility.
The exchange notes will be effectively subordinated to all debt and other liabilities of our subsidiaries.
          Mediacom Broadband LLC is a holding company. As a result, the exchange notes are effectively subordinated to all existing and future liabilities of our subsidiaries, including debt under our subsidiary credit facility. If the maturity of the loans under our subsidiary credit facility were accelerated, our subsidiaries would have to repay all debt outstanding under that credit facility before they could distribute any assets or cash to us. Remedies to the lenders under our subsidiary credit facility could constitute events of default under the indenture governing the exchange notes. If these remedies were exercised, the maturity of the exchange notes could be accelerated, and our subsidiaries’ obligations under our subsidiary credit facility could be accelerated also. In such circumstances, there can be no assurance that our subsidiaries’ assets would be sufficient to repay all of their debt and then to make distributions to us to enable us to meet our obligations under the indenture. Claims of creditors of our subsidiaries, including general trade creditors, will generally have priority over holders of the exchange notes as to the assets of our subsidiaries. Additionally, any right we may have to receive assets of any of our subsidiaries upon such subsidiary’s liquidation or reorganization will be effectively subordinated to the claims of the subsidiary’s creditors, except to the extent, if any, that we ourselves are recognized as a creditor of such subsidiary. If we are recognized as a creditor, our claims would still be subordinate to the claims of such creditors who hold security in the assets of such subsidiary to the extent of such assets and to the claims of such creditors who hold indebtedness of such subsidiary senior to that held by us. As of March 31, 2007, the aggregate amount of the debt and other liabilities of our subsidiaries reflected on our consolidated balance sheet as to which holders of the exchange notes are effectively subordinated was approximately $1.10 billion and our subsidiaries had approximately $507.9 million of unused credit commitments under the revolving credit portion of our subsidiary credit facility. Our subsidiaries may incur additional debt or other obligations in the future and the exchange notes are effectively subordinated to such debt or other obligations.

The exchange notes are obligations of a holding company which has no operations and depends on its subsidiaries for cash.
          As a holding company, we will not hold any assets other than our investments in and our advances to our operating subsidiaries. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. Our only source of the cash we need to pay current interest on the exchange notes and our other obligations and to repay the principal amount of these obligations, including the exchange notes, is the cash that our subsidiaries generate from their operations and their borrowings. Our subsidiaries are not obligated to make funds available to us.
          Our subsidiaries’ ability to make payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions. Our subsidiary credit facility permits our subsidiaries to distribute cash to us to pay interest on the exchange notes, but only so long as there is no default under such credit facility. If there is a default under our subsidiary credit facility, we would not have any cash to pay interest on our obligations, including the exchange notes.
Our ownership interests in our subsidiaries are pledged as collateral under our subsidiary credit facility and may not be available to holders of the exchange notes.
          All of our ownership interests in our subsidiaries are pledged as collateral under our subsidiary credit facility. Therefore, if we were unable to pay principal or interest on the exchange notes, the ability of the holders of the exchange notes to proceed against the ownership interests in our subsidiaries to satisfy such amounts would be subject to the prior satisfaction in full of all amounts owing under our subsidiary credit facility. Any action to proceed against such interests by or on behalf of the holders of exchange notes would constitute an event of default under our subsidiary credit facility entitling the lenders thereunder to declare all amounts owing thereunder to be immediately due and payable. In addition, as secured creditors, the lenders under our subsidiary credit facility would control the disposition and sale of our subsidiaries’ interests after an event of default under our subsidiary credit facility and would not be legally required to take into account the interests of our unsecured creditors, such as the holders of the exchange notes, with respect to any such disposition or sale. There can be no assurance that our assets after the satisfaction of claims of our secured creditors would be sufficient to satisfy any amounts owing with respect to the exchange notes.
We may not be able to generate enough cash to service our debt.
          Our ability to make payments on and to refinance our debt, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash. This is subject, in part, to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flows from operations or that future distributions will be available to us in amounts sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs.
          We may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.
Under certain circumstances, federal and state laws may allow courts to void or subordinate claims with respect to the exchange notes or to modify the contractual or structural relationship between different classes of creditors.
          Under the federal Bankruptcy Code and comparable provisions of state fraudulent transfer laws, a court could void claims with respect to the exchange notes, or subordinate them, if, among other things, we, at the time the exchange notes were issued:
•	received less than reasonably equivalent value or fair consideration for the exchange notes;

•	were insolvent or rendered insolvent by reason of the incurrence;

•	were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they became due.
The measures of insolvency for purposes of these fraudulent or preferential transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent or preferential transfer has occurred. Generally, however, we would be considered insolvent if:
•	the sum of our debts, including contingent liabilities, was greater than the fair saleable value of all of our assets;

•	the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on our existing debts, including contingent liabilities, as they became absolute and mature; or

•	we could not pay our debts as they became due.
Based upon information currently available to us, we believe that the initial notes were incurred for proper purposes and in good faith.
          In addition, if there were to be a bankruptcy of our parent and/or its subsidiaries, creditors of our parent may attempt to make claims against us and our subsidiaries, including seeking substantive consolidation of our and our subsidiaries’ assets and liabilities with the liabilities of our parent, which, if successful, could have an adverse effect on holders of the exchange notes and their recoveries in any bankruptcy proceeding.
Our ability to purchase your exchange notes on a change of control may be limited.
          If we undergo a change of control, we may need to refinance large amounts of our debt, including our subsidiary credit facility, and we must offer to buy back the exchange notes for a price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date. We cannot assure you that we will have sufficient funds available to make the required repurchases of the exchange notes in that event, or that we will have sufficient funds to pay our other debts.
          In addition, our subsidiary credit facility prohibits our subsidiaries from providing us with funds to finance a change of control offer after a change of control until our subsidiaries have repaid in full their debt under our subsidiary credit facility. If we fail to repurchase the exchange notes upon a change of control, we will be in default under the indenture governing the exchange notes and the indenture governing our existing senior notes. Any future debt that we incur may also contain restrictions on repurchases in the event of a change of control or similar event. These repurchase requirements may delay or make it harder to obtain control of our company.
          The change of control provisions may not protect you in a transaction in which we incur a large amount of debt, including a reorganization, restructuring, merger or other similar transaction, because that kind of transaction may not involve any shift in voting power or beneficial ownership, or may not involve a shift large enough to trigger a change of control.
You should not expect Mediacom Broadband Corporation to participate in making payments on the exchange notes.
          Mediacom Broadband Corporation is a wholly-owned subsidiary of Mediacom Broadband LLC that was incorporated to accommodate the issuance of the existing senior notes by Mediacom Broadband LLC. Mediacom Broadband Corporation has no operations, revenues or cash flows and has no assets, liabilities or stockholders’

equity on its balance sheet, other than a one hundred dollar receivable from an affiliate and the same dollar amount of common stock on its consolidated balance sheets. You should not expect Mediacom Broadband Corporation to participate in servicing the interest or principal obligations on the notes.
A default under the indenture governing our existing senior notes and the exchange notes or under our subsidiary credit facility could result in an acceleration of our indebtedness and other material adverse effects.
          The agreements and instruments governing our own and our subsidiaries’ indebtedness contain numerous financial and operating covenants. The breach of any of these covenants could cause a default, which could result in the indebtedness becoming immediately due and payable. If this were to occur, we would be unable to adequately finance our operations. In addition, a default could result in a default or acceleration of our other indebtedness subject to cross-default provisions. If this occurs, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing is available, it may not be on terms that are acceptable to us. The membership interests of our operating subsidiaries are pledged as collateral under our subsidiary credit facility. A default under our subsidiary credit facility could result in a foreclosure by the lenders on the membership interests pledged under that facility. Because we are dependent upon our operating subsidiaries for all of our revenues, a foreclosure would have a material adverse effect on our business, financial condition and results of operations.
     Our subsidiary credit facility imposes significant restrictions.
          Our subsidiary credit facility contains covenants that restrict our subsidiaries’ ability to:
•	distribute funds or pay dividends to us;

•	incur additional indebtedness or issue additional equity;

•	repurchase or redeem equity interests and indebtedness;

•	pledge or sell assets or merge with another entity;

•	create liens; and

•	make certain capital expenditures, investments or acquisitions.
The ability of our subsidiaries to comply with these provisions may be affected by events beyond our control. If they were to breach any of these covenants, they would be in default under the credit facilities and they would be prohibited from making distributions to us.
          Under certain circumstances, lenders could elect to declare all amounts borrowed under our subsidiary credit facility, together with accrued interest and other fees, to be due and payable. If that occurred, our obligations under the exchange notes could also become payable immediately. Under such circumstances, we may not be able to repay such amounts.
The terms of our indebtedness could materially limit our financial and operating flexibility.
          Several of the covenants contained in the agreements and instruments governing our own and our subsidiaries’ indebtedness could materially limit our financial and operating flexibility by restricting, among other things, our ability and the ability of our operating subsidiaries to:
•	incur additional indebtedness;

•	create liens and other encumbrances;

•	pay dividends and make other payments, investments, loans and guarantees;

•	enter into transactions with related parties;

•	sell or otherwise dispose of assets and merge or consolidate with another entity;

•	repurchase or redeem capital stock, other equity interests or debt;

•	pledge assets; and

•	issue capital stock or other equity interests.
Complying with these covenants could cause us to take actions that we otherwise would not take or cause us not to take actions that we otherwise would take.
Risks relating to our business
We have a history of net losses and we may continue to generate net losses in the future.
          We have a history of net losses and may continue to report net losses in the future. Although we reported net income of $11.0 million, $34.9 million and $10.1 million for the year ended December 31, 2005, 2004 and 2003, respectively, we reported net losses of $15.2 million and $27.2 million for the year ended December 31, 2006 and 2002, respectively. We reported a net loss of $1.65 million and net income of $3.91 million for the quarters ended March 31, 2007 and 2006, respectively. In prior years, the principal reasons for our net losses were the depreciation and amortization expenses associated with our acquisitions and the capital expenditures related to expanding and upgrading our cable systems, and interest costs on borrowed money.
The impairment of our goodwill and other intangible assets can cause our net income or net loss to fluctuate significantly.
          As of December 31, 2006 and March 31, 2007, we had approximately $1.47 billion of unamortized intangible assets, including goodwill of $204.6 million and franchise rights of $1.25 billion on our consolidated balance sheets. These intangible assets represented approximately 63% of our total assets.
          FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), requires that goodwill and other intangible assets deemed to have indefinite useful lives, such as cable franchise rights, cease to be amortized. SFAS No. 142 requires that goodwill and certain intangible assets be tested at least annually for impairment. If we find that the carrying value of goodwill or cable franchise rights exceeds its fair value, we will reduce the carrying value of the goodwill or intangible asset to the fair value, and will recognize an impairment loss in our results of operations.
          The impairment tests require us to make an estimate of the fair value of intangible assets, which is determined using a discounted cash flow methodology. Since a number of factors may influence determinations of fair value of intangible assets, we are unable to predict whether impairments of goodwill or other indefinite-lived intangibles will occur in the future. Any such impairment would result in our recognizing a corresponding operating loss, which could have an adverse effect on our business, financial condition and results of operations.
     We may be unsuccessful in implementing our growth strategy.
          We currently expect that a substantial portion of our future growth in revenues will come from the expansion of relatively new services, the introduction of additional new services, and, possibly, acquisitions. Relatively new services include HSD, VOD, DVRs, HDTV and phone service. We may not be able to successfully expand existing services due to unpredictable technical, operational or regulatory challenges. It is also possible that these services will not generate significant revenue growth.

The adverse effects on our business caused by increases in programming cost could continue or worsen.
          In recent years, we have experienced a rapid increase in the cost of programming, particularly sports programming. Increases in programming costs, our largest single expense item, are expected to continue. Programming cost increases that are not passed on fully to our subscribers have had, and will continue to have, an adverse impact on profit margins. We may lose existing or potential additional subscribers because of increases in the subscriber charges we institute to fully or partially offset growth in programming and other costs.
          Historically, programming costs have grown primarily because of annual increases in the fees we pay for the non-broadcast networks we carry and the costs of new non-broadcast networks that we add either to remain competitive or as a condition for obtaining better terms for the networks we already carry.
          We also face increasing financial and other demands by local broadcast stations to obtain the required consents for the transmission of their programming to our subscribers. This may accelerate the increase in programming costs. Federal law allows commercial television broadcast stations to elect to prohibit cable operators as well as DBS providers from delivering the station’s signal to subscribers without the station’s permission, which is referred to as “retransmission consent.”
          In the past, we generally have obtained retransmission consent for stations in our markets without being required to provide consideration that did not result in some offsetting value to us. Some owners of multiple broadcast stations have become much more aggressive in insisting upon significant cash payments from us and other cable operators and DBS providers. Recently, after a protracted dispute with the owner of multiple broadcast stations that serve the largest number of our subscribers of any of the various broadcast station groups, we concluded a retransmission consent agreement that requires cash payments.
          In some cases, refusal to meet the demands of an owner of one or more broadcast stations could result in the loss of our ability to retransmit those stations to our subscribers. That could cause some of our existing or potential new subscribers to switch to or choose competitors who offer the stations. Similarly, if our contracts with non-broadcast networks expire and we are unable to negotiate prices that we think are reasonable, we may be denied the right to continue to deliver those networks and may suffer losses of subscribers to competitors which make them available.
          Our carriage of new non-broadcast networks, whether we add them to remain competitive or as a condition for obtaining better terms for the networks we already carry, has diminished the amount of capacity we have available to introduce new services.
          A continuation of these trends could have an adverse effect on our business, financial condition and results of operations.
We operate in a highly competitive business environment, which affects our ability to attract and retain customers and can adversely affect our business and operations. We have lost a significant number of video subscribers to direct broadcast satellite competition and this trend may continue.
          The industry in which we operate is highly competitive and is often subject to rapid and significant changes and developments in the marketplace and in the regulatory and legislative environment. In some instances, we compete against companies with fewer regulatory burdens, easier access to financing, greater resources and operating capabilities, greater brand name recognition and long-standing relationships with regulatory authorities and customers.
          Our video business faces competition primarily from DBS providers. The two largest DBS companies, DirecTV, Inc. (“DirecTV”) and EchoStar Communications Corporation (“Echostar”), are each the third and fourth largest providers of multichannel video programming services based on reported customers. Liberty has entered into a definitive agreement with News Corporation to acquire a controlling stake in DirecTV, which may alter this DBS provider’s competitive position. We have lost a significant number of video subscribers to DBS providers, and will continue to face significant challenges from them. DBS providers have a video offering that is, in some respects, similar to our video services, including DVR and some interactive capabilities. They also hold exclusive rights to programming such as the NFL that is not available to cable and other video providers. DirecTV recently announced plans to carry up to 100 channels in high definition, which would likely make its service even more competitive.
          Local telephone companies are capable of offering video and other services in competition with us and they may increasingly do so in the future. Certain telephone companies have begun to deploy fiber more extensively in their networks, and some have begun to deploy broadband services, including video services, and in certain cases avoiding the regulatory burdens imposed on us. These deployments enable them to provide enhanced video, telephone and Internet access services to consumers. In December 2006, the FCC issued an order that limits the ability of local franchising authorities to impose certain “unreasonable” requirements and effectively gives incumbent telephone providers, among others, the right to begin operation of a cable system no later than 90 days after filing a franchise application. A number of groups representing local government interests have sought judicial review of the FCC’s order. Moreover, new laws or regulations at the federal or state level may further clarify, modify or enhance the ability of the local telephone companies to provide their services either without obtaining state or local cable franchises or to obtain such franchises under terms and conditions more favorable than those imposed on us. If local telephone companies in our markets commence deployment of fiber to offer video services and are not required to obtain comparable local franchises, our business, financial condition and results of operations could be adversely affected.
          Certain telephone companies, together with DBS providers, have launched bundled offerings of satellite delivered video service with phone, Internet and wireless service delivered by the telephone companies.
          We also face growing competition from municipal entities that construct facilities and provide cable television, HSD, telephony and/or other related services. In addition to hard-wired facilities, some municipal entities are exploring building wireless networks to deliver these services. In Iowa, our largest market, referenda were passed on the November 2005 ballot in seventeen municipalities to authorize the formation of a communications utility, a prerequisite to the funding and construction of facilities that may compete with ours. In many of these communities, proponents and officials publicly stated that a second vote would be taken prior to any actual construction or funding of a competitive system, and only after a preliminary cost-benefit analysis is undertaken. We are not aware that any of these communities have solicited a second vote to authorize construction or funding of a competitive system. We are also not aware that any of these communities have allocated funds for construction or have begun construction of a competitive system.
          In addition, we face competition on individual services from a range of other competitors. For instance, our video service faces competition from providers of paid television services (such as satellite master antenna services) and from video delivered over the Internet. One provider of video streaming over the Internet has filed a petition at the FCC seeking application of the program access rules, which if granted, would give it access to some of the content we provide. We cannot predict the outcome of that proceeding. Our high-speed data service faces competition from, among others, incumbent local telephone companies utilizing their newly-upgraded fiber networks and/or DSL lines, Wi-Fi, Wi-Max and 3G wireless broadband services provided by mobile carriers such as Verizon Wireless, broadband over power line providers, and from providers of traditional dial-up Internet access. Our voice service faces competition for voice customers from incumbent local telephone companies, cellular telephone service providers, Internet phone providers, such as Vonage, and others.
     Our phone service is relatively new.
          We have been rapidly scaling our phone business since its launch in the second half of 2005, and as of March 31, 2007, Mediacom Phone was marketed to approximately 1.35 million of our total estimated 1.48 million homes passed. Our customers expect the same quality from our phone product as delivered by our video and data services. In order to provide high quality service, we may need to increase spending on technology, equipment, technicians, and customer service representatives. If phone service is not sufficiently reliable or we otherwise fail to meet customer expectations, our phone business could be adversely affected. We face intense competition in offering phone service, primarily from local telephone companies. We also depend on third parties for interconnection, call switching, and other related services to operate Mediacom Phone. As a result, the quality of our service may suffer if these third parties are not capable of handling their obligations. We also expect to see changes in technology, competition, and the regulatory and legislative environment that may affect our phone business. We may experience difficulties as we introduce this service to new marketing areas or seek to increase the scale of the service in areas where it is already offered. Consequently, we are unable to predict the effect that current or future developments in these areas might have on our business, financial condition and results of operations.
Inability to secure favorable relationships and trade terms with third party providers of services on which we depend may impair our ability to provision and service our customers.
          Third party firms provide some of the inputs used in delivering our products and services, including digital set-top converter boxes, digital video recorders and routers, fiber-optic cable, telephone circuits, software, the “backbone” telecommunications network for our high-speed data service and construction services for expansion and upgrades of our cable systems. Some of these companies may hold some leverage over us considering that they are the sole supplier of certain products and services. As a result, our operation depends on the successful operation of some of these companies. Any delays or disruptions in the relationship as a result of contractual disagreements, operational or financial failures on the part of the suppliers, or other adverse events could negatively affect our ability to effectively provision and service our customers. Demand for some of these items has increased with the general growth in demand for Internet and telecommunications services. We typically do not carry significant inventories of equipment. Moreover, if there are no suppliers that are able to provide set-top converter boxes that comply with evolving Internet and telecommunications standards or that are compatible with other equipment and software that we use, our business, financial condition and results of operations could be materially adversely affected.
     We may be unable to keep pace with technological change.
          Our industry is characterized by rapid technological change and the introduction of new products and services. We cannot assure you that we will be able to fund the capital expenditures necessary to keep pace with future technological developments. We also cannot assure you that we will successfully anticipate the demand of our customers for products and services requiring new technology. This type of rapid technological change could adversely affect our ability to maintain, expand or upgrade our systems and respond to competitive pressures. With the use of high-bandwidth internet applications on the rise, we may have to spend capital to increase our bandwidth capabilities. Otherwise, our customers may experience less-than-optimal speeds and performance when using their broadband service. Extensive increases in bandwidth usage would significantly increase our costs. Inability to keep pace with technological change and provide advanced services in a timely manner, or to anticipate the demands of the market place, could adversely affect our business, financial condition and results of operations.
We depend on computer and network technologies, and may face disruptions in such systems.
          Because of the importance of computer networks and data transfer technologies to our business, any events affecting these systems could have devastating impact on our business. These events include: computer viruses, damage to infrastructure by natural disasters, power loss, and man-made disasters. Some adverse results of such occurrences are: service disruptions, excessive service and repair requirements, loss of customers and revenues, and negative company publicity. We may also be negatively affected by illegal acquisition and dissemination of data and information.
Risks related to our Manager
If our manager were to lose key personnel, our business could be adversely affected.
          If any of our manager’s key personnel ceases to participate in our business and operations, our profitability could suffer. Our success is substantially dependent upon the retention of, and the continued performance by, our manager’s key personnel, including Rocco B. Commisso, the Chairman and Chief Executive Officer of our manager. Our manager has not entered into a long-term employment agreement with Mr. Commisso. Neither our manager nor we currently maintains key man life insurance on Mr. Commisso or other key personnel.

We depend on our manager for the provision of essential management functions.
          We do not have separate senior management and are dependent on our manager for the operation of our business. Our manager also manages Mediacom LLC’s operating subsidiaries. Following our acquisitions of the AT&T cable systems, the number of customers served by the cable systems managed by our manager increased significantly and our manager continues to devote a significant portion of its personnel and other resources to the management of Mediacom LLC’s cable systems. As a result, the attention of our manager’s senior executive officers may be diverted from the management of our cable systems and the allocation of resources between our cable systems and Mediacom LLC’s cable systems could give rise to conflicts of interest.
          The successful execution of our business strategy depends on the ability of our manager to efficiently manage our cable systems. If our manager were to experience any material adverse change in its business, the risks described in this risk factor could intensify and our business, financial condition and results of operations could be materially adversely affected. In addition, we are also dependent on our manager to operate Mediacom Broadband’s cable systems effectively in order to enable us to achieve operating synergies, such as the joint purchasing of programming. Mediacom Broadband’s operating subsidiaries have substantial indebtedness that, among other things, could make our manager more vulnerable to economic downturns and to adverse developments in its business. Although our manager charged management fees to our operating subsidiaries in an amount equal to 2.1% of our subsidiaries’ gross operating revenues for the year ended December 31, 2006, we cannot assure you that it will not exercise its right under its management agreements with our operating subsidiaries to increase the management fees, which under such agreements may not exceed 4.5% of each subsidiary’s gross operating revenues.
The Chairman and Chief Executive Officer of our manager has the ability to control all major decisions, and a sale of his stock in our manager could result in a change of control that would have unpredictable effects.
          Rocco B. Commisso, the Chairman and Chief Executive Officer of our manager, beneficially owned common stock of our manager representing approximately 77.5% of the combined voting power of all of its common stock as of March 31, 2007. As a result, Mr. Commisso generally has the ability to control the outcome of all matters requiring approval by stockholders of our manager, including the election of its entire board of directors, and Mr. Commisso may be deemed to control our company.
          We cannot assure you that Mr. Commisso will maintain all or any portion of his ownership in our manager or that he would continue as an officer or director of our manager if he sold a significant part of his stock. The disposition by Mr. Commisso of a sufficient number of his shares of our manager’s stock could result in a change in control of our manager and of us, and we cannot assure you that a change of control would not adversely affect our business, financial condition or results of operations. In addition, a change of control (as defined in our bank credit facility) would result in a default under our bank credit facility.
Risks related to legislative and regulatory matters
Changes in cable television regulations could adversely impact our business.
          The cable television industry is subject to extensive legislation and regulation at the federal and local levels, and, in some instances, at the state level. Many aspects of such regulation are currently the subject of judicial and administrative proceedings and legislative and administrative proposals, and lobbying efforts by us and our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws. The results of these judicial and administrative proceedings and legislative activities may materially affect our business operations.
          Local authorities grant us non-exclusive franchises that permit us to operate our cable systems. We renew or renegotiate these franchises from time to time. Local franchising authorities may demand concessions, or other commitments, as a condition to renewal, and these concessions or other commitments could be costly. The Cable Communications Policy Act of 1984 (“Communications Act”), as amended, contains renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal, and although such Act requires the local franchising authorities to take into account the costs of meeting such concessions or commitments, there is no assurance that we will not be compelled to meet their demands in order to obtain renewals. We cannot predict whether any of the markets in which we operate will expand the regulation of our cable systems in the future or the impact that any such expanded regulation may have upon our business.
          Similarly, due to the increasing popularity and use of commercial online services and the Internet, certain aspects have become subject to regulation at the federal and state level such as collection of information online from children, disclosure of certain subscriber information to governmental agencies, commercial emails or “spam,” privacy, security and distribution of material in violation of copyrights. In addition to the possibility that additional federal laws and regulations may be adopted with respect to commercial online services and the Internet, several individual states have imposed such restrictions and others may also impose similar restrictions, potentially creating an intricate patchwork of laws and regulations. Future federal and/or state laws may cover such issues as privacy, access to some types of content by minors, pricing, encryption standards, consumer protection, electronic commerce, taxation of e-commerce, copyright infringement and other intellectual property matters. Recently, many states in which we operate have enacted laws requiring us to notify customers in the event that certain customer information is accessed or believed to have been accessed without authorization. The adoption of such laws or regulations in the future may decrease the growth of such services and the Internet, which could in turn decrease the demand for our cable modem service, increase our costs of providing such service or have other adverse effects on our business, financial condition and results of operations. Such laws or regulations may also require disclosure of failures of our procedures or breaches to our system by third parties, which can increase the likelihood of claims against us by affected subscribers.
Changes in channel carriage regulations could impose significant additional costs on us.
          Cable operators face significant regulation of their channel carriage. Currently, they can be required to devote substantial capacity to the carriage of programming that they might not carry voluntarily, including certain local broadcast signals, local public, educational and government access programming, and unaffiliated commercial leased access programming. If the FCC or Congress were to require cable systems to carry both the analog and digital versions of local broadcast signals or to carry multiple program streams included within a single digital broadcast transmission, this carriage burden would increase substantially. Recently, the FCC reaffirmed that cable operators need only carry one programming service of each television broadcaster to fulfill its must-carry obligation, however, changes in the composition of the FCC as well as proposals currently under consideration could result in an obligation to carry both the analog and digital version of local broadcast stations and/or to carry multiple digital program streams.
          Reversing the findings of a November 2004 report, the FCC released a report in February 2006, finding that consumers could benefit under certain a la carte models for delivery of video programming. The report did not specifically recommend or propose the adoption of any specific rules by the FCC and it did not endorse a pure a la carte model where subscribers could purchase specific channels without restriction. Instead, it favored tiers plus individual channels or smaller theme-based tiers. Shortly after release of the report, the FCC voted to seek additional information as to whether cable systems with at least 36 channels are available to at least 70% of U.S. Homes and whether 70% of households served by those systems subscribe. If so, the FCC may have discretion under the Cable Act to promulgate additional rules necessary to promote diversity of information sources. The FCC did not specify what rules it would seek to promulgate, however, the Chairman of the FCC has expressed support for family-friendly tiers of programming and availability of programming on an a la carte basis. Certain cable operators have responded by creating “family-friendly” programming tiers. It is not certain whether those efforts will ultimately be regarded as a sufficient response. Congress may also consider legislation regarding programming packaging, bundling or a la carte delivery of programming. Any such requirements could fundamentally change the way in which we package and price our services. We cannot predict the outcome of any current or future FCC proceedings or legislation in this area, or the impact of such proceedings on our business at this time.
          The FCC imposed “reciprocal” good faith retransmission consent negotiation obligations on cable operators and broadcasters. These rules identify seven types of conduct that would constitute “per se” violations of the new requirements. Thus, even though we may have no interest in carrying a particular broadcaster’s programming, we may be required under the new rules to engage in negotiations within the parameters of the FCC’s rules. While noting that the parties in retransmission consent negotiations were now subject to a “heightened duty of negotiation,” the FCC emphasized that failure to ultimately reach an agreement is not a violation of the rules.
Our franchises are non-exclusive and local franchising authorities may grant competing franchises in our markets.
          Our cable systems are operated under non-exclusive franchises granted by local franchising authorities. As a result, competing operators of cable systems and other potential competitors, such as municipal utility providers, may be granted franchises and may build cable systems in markets where we hold franchises. Some may not require local franchises at all, such as certain municipal utility providers. Any such competition could adversely affect our business. The existence of multiple cable systems in the same geographic area is generally referred to as an “overbuild.” As of March 31, 2007, approximately 15.8% of the estimated homes passed by our cable systems were overbuilt by other cable operators. We cannot assure you that competition from overbuilders will not develop in other markets that we now serve or will serve after any future acquisitions.
          Legislation was recently passed in a number of states including Iowa and Missouri and similar legislation is pending, or has been proposed in certain other states including Illinois, to allow local telephone companies to deliver services in competition with our cable service without obtaining equivalent local franchises. Such a legislatively granted advantage to our competitors could adversely affect our business. The effect of such initiatives, if any, on our obligation to obtain local franchises in the future or on any of our existing franchises, many of which have years remaining in their terms, cannot be predicted.
          In December 2006, the FCC adopted an order that limits the ability of local franchising authorities to impose certain “unreasonable” requirements, such as public, governmental and educational access, institutional networks and build-out requirements, when issuing competitive franchises. The Order effectively permits competitors with existing rights to use the rights-of-ways to begin operation of cable systems no later than 90 days and all others 180 days after filing a franchise application and preempts conflicting existing local laws, regulations and requirements including level-playing field provisions. The Commission has indicated that it will consider similar limitations on local franchising authorities within six months with respect to incumbent franchise renewal proceedings. Easing of barriers to entry or allowing competitors to operate under more favorable or less burdensome franchise requirements may adversely affect our business. A number of groups representing local governmental interests has sought judicial review of the FCC’s order. We cannot predict the outcome of this review or what impact it may have on our business.
Pending FCC and court proceedings could adversely affect our HSD service.
          The legal and regulatory status of providing high-speed Internet access service by cable television companies is uncertain. Although the United States Supreme Court has held that cable modem service was properly classified by the FCC as an “information service,” freeing it from regulation as a “telecommunications service,” it recognized that the FCC has jurisdiction to impose regulatory obligations on facilities based Internet Service Providers. The FCC has an ongoing rulemaking to determine whether to impose regulatory obligations on such providers, including us. The FCC has issued a declaratory ruling that cable modem service, as it is currently offered, is properly classified as an interstate information service that is not subject to common carrier regulation. However, the FCC is still considering the following: whether to require cable companies to provide capacity on their systems to other entities to deliver high-speed Internet directly to customers, also known as open access; whether certain other regulatory requirements do or should apply to cable modem service; and whether and to what extent cable modem service should be subject to local franchise authorities’ regulatory requirements or franchise fees. The adoption of new rules by the FCC could place additional costs and regulatory burdens on us, reduce our anticipated revenues or increase our anticipated costs for this service, complicate the franchise renewal process, result in greater competition or otherwise adversely affect our business. While we cannot predict the outcome of this proceeding, we do note that the FCC recently removed the requirement that telecommunications carriers provide access to competitors to resell their DSL Internet access service citing the need for competitive parity with cable modem service that has no similar access requirement.

We may be subject to legal liability because of the acts of our HSD customers or because of our own negligence.
          Our HSD service enables individuals to access the Internet and to exchange information, generate content, conduct business and engage in various online activities on an international basis. The law relating to the liability of providers of these online services for activities of their users is currently unsettled both within the United States and abroad. Potentially, third parties could seek to hold us liable for the actions and omissions of our cable modem service customers, such as defamation, negligence, copyright or trademark infringement, fraud or other theories based on the nature and content of information that our customers use our service to post, download or distribute. We also could be subject to similar claims based on the content of other websites to which we provide links or third-party products, services or content that we may offer through our Internet service. Due to the global nature of the Web, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws.
          It is also possible that information provided directly by us will contain errors or otherwise be negligently provided to users, resulting in third parties making claims against us. For example, we offer Web-based email services, which expose us to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service. Additionally, we host website “portal pages” designed for use as a home page by, but not limited to, our HSD customers. These portal pages offer a wide variety of content from us and third parties that could contain errors or other material that could give rise to liability.
          To date, we have not been served notice that such a claim has been filed against us. However, in the future someone may serve such a claim on us in either a domestic or international jurisdiction and may succeed in imposing liability on us. Our defense of any such actions could be costly and involve significant distraction of our management and other resources. If we are held or threatened with significant liability, we may decide to take actions to reduce our exposure to this type of liability. This may require us to spend significant amounts of money for new equipment and may also require us to discontinue offering some features or our cable modem service.
          Since we launched our proprietary Mediacom Online service in February 2002, from time to time, we receive notices of claimed infringements by our cable modem service users. The owners of copyrights and trademarks have been increasingly active in seeking to prevent use of the Internet to violate their rights. In many cases, their claims of infringement are based on the acts of customers of an Internet service provider — for example, a customer’s use of an Internet service or the resources it provides to post, download or disseminate copyrighted music, movies, software or other content without the consent of the copyright owner or to seek to profit from the use of the goodwill associated with another person’s trademark. In some cases, copyright and trademark owners have sought to recover damages from the Internet service provider, as well as or instead of the customer. The law relating to the potential liability of Internet service providers in these circumstances is unsettled. In 1996, Congress adopted the Digital Millennium Copyright Act, which is intended to grant ISPs protection against certain claims of copyright infringement resulting from the actions of customers, provided that the ISP complies with certain requirements. So far, Congress has not adopted similar protections for trademark infringement claims.
Changes in set-top box rules from the FCC could create new and significant costs for us.
          We rent set-top boxes to subscribers that are equipped to receive signals and provide security, as well as to allow us to provide our advanced services. In 1996, Congress adopted a bill seeking to allow cable subscribers to use set-top boxes obtained from third party suppliers, such as retailers. This regulation would require that we offer separate equipment that provides only the current security functions and not signal-reception functions, and that we cease putting new set-top boxes with the integrated functions into service. These regulations are slated to go into effect on July 1, 2007. In August 2006, the D.C. Court of Appeals denied the cable industry’s appeal of this integration ban. Also in August 2006, on behalf of all cable operators, the National Cable and Telecommunications Association (“NCTA”) filed a request with the FCC for waiver until a downloadable security solution is available or after the 2009 digital transition, whichever occurs earlier. At present, this and certain waiver requests filed by other providers are still pending. In January 2007, the FCC denied a waiver request by Comcast Corporation while granting waivers for a small cable operator and Cablevision Systems Corporation. In May 2007, the FCC granted Charter Communications Inc.’s waiver request citing Charter’s severe financial difficulties and it also granted conditional waivers to Millennium Telcom, LLC and GCI Cable, Inc. based on commitments to migrate their systems to all-digital on or before February 17, 2009. Based on the FCC’s waiver decisions to date, it appears likely that the NCTA’s general waiver petition will be denied as will any other waivers that are not limited in time or based on a date-certain changeover to all digital service. Comcast has sought review of this decision by the full FCC. The impact of the FCC’s decisions on us cannot yet be measured and we continue to examine our compliance or waiver options.
          The vendors from whom we obtain our set-top boxes may be unable to provide the necessary equipment in time for us to comply with the FCC regulations. Any additional costs to our vendors will be passed on to us, and in turn to our customers. In addition, if compliance with these rules is mandated for us but not for our direct competitors, we may be at a competitive disadvantage.
          In April 2007, the FCC opened a proceeding to ensure that all cable subscribers, including those with analog TV sets, can view must-carry television stations on cable systems after the transition to digital television on February 17, 2009. The FCC could mandate that we carry all digital transmissions of broadcast television stations and it could require our subscribers who do not currently purchase digital services to obtain digital boxes from us. This could have the effect of raising the cost of our service to some of our customers as well as create a demand for digital set-top boxes that the vendors from whom we obtain our set-top boxes might be unable to meet in the short-term. Any of these events, should they occur, could put us at a competitive disadvantage.
We may become subject to additional regulatory burdens because we offer phone service.
          The regulatory treatment of VoIP services like those we and others offer remains uncertain. The FCC, Congress, the courts and the states continue to look at issues surrounding the provision of VoIP, including whether this service is properly classified as a telecommunications service or an information service. The FCC’s decision to classify VoIP as an information service should eliminate much if not all local regulation of the service and should limit federal regulation to consumer protection, as opposed to economic issues. For example, on the federal level, the FCC recently required providers of “interconnected” VoIP services, such as ours, to file a letter with the FCC certifying compliance with certain E-911 functionality. In May 2007, the FCC extended its Telecommunications Relay Service requirements to “interconnected” VoIP service providers to allow access to persons with hearing or speech-impaired disabilities. Disputes have also arisen with respect to the rights of VoIP providers and their telecommunications provider partners to obtain interconnection and other rights under the Act from incumbent telephone companies. With regard to the latter, in March 2007, the FCC declared that wholesale telecommunications carriers are entitled to interconnect and exchange traffic with incumbent local exchange carriers when providing services to VoIP providers. We cannot predict how the remaining issues will be resolved, but uncertainties in the existing law as it applies to VoIP or any determination that results in greater or different regulatory obligations than competing services would result in increased costs, reduce anticipated revenues and impede our ability to effectively compete or otherwise adversely affect our ability to successfully roll-out and conduct our telephony business. In April 2007, the FCC issued an order that, among other things, will require us to establish and follow certain protocols before providing customer call data either during a customer-initiated telephone call or via online access. Moreover, the FCC’s order limits our ability to share certain customer proprietary network information with others that help us to provide our VoIP service absent the express opt-in by the customer to the use of such information for the purpose of marketing communications-related services. We do not know at this time the extent of such changes or what impact, if any, they will have.
Actions by pole owners might subject us to significantly increased pole attachment costs.
          Our cable facilities are often attached to or use public utility poles, ducts or conduits. Historically, cable system attachments to public utility poles have been regulated at the federal or state level. Generally this regulation resulted in favorable pole attachment rates for cable operators. The FCC clarified that the provision of Internet access does not endanger a cable operator’s favorable pole rates; this approach ultimately was upheld by the Supreme Court of the United States. That ruling, coupled with the recent Supreme Court decision upholding the FCC’s classification of cable modem service as an information service should strengthen our ability to resist such rate increases based solely on the delivery of cable modem services over our cable systems. As we continue our deployment of cable telephony and certain other advanced services, utilities may continue to invoke higher rates. The series of cases that upheld the FCC rate formula as just compensation left one potential caveat allowing for a higher rate where an owner of a pole could show that an individual pole was “full” and where it could show lost opportunities to rent space presently occupied by an attacher at rates higher than provided under the rate formula. Gulf Power, a utility company from whom we rent pole space, invoked a formal hearing before the FCC in which Gulf Power attempted to demonstrate such a scenario so that it could impose higher pole attachment rates than could be approved under the FCC’s rate formula. The Administrative Law Judge appointed by the FCC ultimately found for various reasons that the poles were not full and that Gulf Power had already set conditions in its contracts with operators that precluded a finding that it did not receive just compensation from the FCC rate formula. Gulf Power has appealed this decision to the full Commission, has a further right of appeal to the federal courts and a potential adverse ruling could occur.
          Our business, financial condition and results of operations could suffer a material adverse impact from any significant increased costs, and such increased pole attachment costs could discourage system upgrades and the introduction of new products and services.
Changes in compulsory copyright regulations might significantly increase our license fees.
          Filed petitions for rulemaking with the United States Copyright Office propose revisions to certain compulsory copyright license reporting requirements and seek clarification of certain issues relating to the application of the compulsory license to the carriage of digital broadcast stations. The petitions seek, among other things: (i) clarification of the inclusion in gross revenues of digital converter fees, additional set fees for digital service and revenue from required “buy throughs” to obtain digital service; (ii) reporting of “dual carriage” and multicast signals; (iii) revisions to the Copyright Office’s rules and Statement of Account forms, including increased detail regarding services, rates and subscribers, additional information regarding non-broadcast tiers of service, cable headend location information, community definition clarification and identification of the county in which the cable community is located and the effect of interest payments on potential liability for late filing; and (iv) payment for certain distant signals in communicates where the signal is not carried, dubbed “phantom signals.” The Copyright Office may open one or more rulemakings in response to these petitions. We cannot predict the outcome of any such rulemakings; however, it is possible that certain changes in the rules or copyright compulsory license fee computations could have an adverse affect on our business, financial condition and results of operations by increasing our copyright compulsory license fee costs or by causing us to reduce or discontinue carriage of certain broadcast signals that we currently carry on a discretionary basis.
          In April 2007, the Copyright Office issued a Notice of Inquiry as required by the Satellite Home Viewer Extension and Reauthorization Act of 2004 which will result in a report to Congress by June 30, 2008. Among other things, the report must address, at a minimum, a comparison of the royalties under the compulsory license schemes for cable and satellite providers, whether the differences between the licensing schemes is justified, whether retention of any compulsory license is justified, whether there is a correlation between copyright fees paid and subscriber rates and the issues that may arise from application of the licenses to digital signals. The Notice of Inquiry also seeks to explore the relationship between the compulsory license fees and retransmission consent costs as well as possibly expanding the compulsory license to video streaming on the Internet.
Restrictions on exclusive service to multiple dwelling unit buildings could decrease our revenues.
          In April 2007, the FCC issued a Notice of Proposed Rulemaking to consider whether it should exercise jurisdiction to restrict our ability to provide services to residents of multiple dwelling unit (MDU) buildings on an exclusive basis. In May 2007, the FCC affirmed that MDU home run wiring located behind sheet rock is physically inaccessible, thereby making it easier for competitors to seize portions of our home run wiring. We cannot predict the impact that this decision will have on our business.

FORWARD-LOOKING STATEMENTS
          This prospectus contains certain forward-looking statements relating to future events and our future financial performance. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continues” or the negative of those words and other comparable words. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or those we anticipate. Factors that could cause actual results to differ from those contained in the forward-looking statements include: competition in our video, high-speed Internet access and telephone businesses; our ability to achieve anticipated customer and revenue growth and to successfully introduce new products and services; increasing programming costs; changes in laws and regulations; our ability to generate sufficient cash flow to meet our debt service obligations and access capital to maintain our financial flexibility; and the other risks and uncertainties discussed in this prospectus. Statements included in this prospectus are based upon information known to us as of the date that this prospectus, and we assume no obligation to update or alter our forward-looking statements made in this prospectus, whether as a result of new information, future events or otherwise, except as otherwise required by applicable federal securities laws.

USE OF PROCEEDS
          This exchange offer is intended to satisfy our obligations under the registration rights agreement we entered into with the initial purchasers of the initial notes. We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer.
          We received net proceeds of approximately $297.0 million from the private offering of the initial notes, after deducting discounts to the initial purchasers and the other fees and expenses of the initial offering in the amount of approximately $0.8 million. We applied the net proceeds to reduce borrowings (but not commitments) outstanding under the revolving credit portion of our subsidiary credit facility. Borrowings under this revolving facility were used during the past twelve months to fund a portion of the redemption price for our 11% senior notes due 2013 and for general corporate purposes. The revolving credit portion of our subsidiary credit facility expires in September 2010 and, as of March 31, 2007, the average interest rate for borrowings thereunder was LIBOR plus 2.0% per annum.
          Giving effect to such reduction of borrowings and to our redemption of our 11% senior notes due 2013 (and a related borrowing transaction), as of March 31, 2007, our subsidiaries had approximately $507.9 million of unused credit commitments under the revolving credit portion of the subsidiary credit facility (of which approximately $325.2 million could be borrowed and used for general corporate purposes based on the terms and conditions of our debt arrangements), which we expect will be utilized from time to time for working capital and general corporate purposes.

SELECTED FINANCIAL DATA
          We were organized for the purpose of acquiring cable systems from AT&T Broadband, LLC in 2001. In the table below, we provide you with selected historical statement of operations and balance sheet data and operating data for the period from January 1, 2002 through December 31, 2006 and balance sheet data as of December 31, 2002 through 2006, which are derived from our audited consolidated financial statements (except operating and other data). We have also provided you with our unaudited historical consolidated financial and operating data for the three months ended March 31, 2007 and 2006 which are derived from our unaudited consolidated financial statements.
          See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,					Quarter Ended March 31,
	2006(11)	2005	2004	2003	2002	2007	2006
	(Dollars in thousands)					(Unaudited)
Statement of Operations Data:
Revenues	$681,243	$613,116	$585,039	$552,342	$512,792	$173,352	$162,827
Costs and expenses:
Service costs	270,396	239,199	222,752	215,310	207,053	74,331	65,102
Selling, general and administrative expenses	151,538	138,201	129,587	118,918	105,407	37,195	35,204
Management fee expense - parent(1)	12,647	12,239	10,585	9,322	6,967	3,322	2,977
Depreciation and amortization	107,152	115,314	107,592	113,007	123,704	26,849	27,184

Operating income	139,510	108,163	114,523	95,785	69,661	31,655	32,360
Interest expense, net	(109,869)	(97,282)	(86,125)	(82,536)	(76,790)	(29,524)	(27,017)
Loss on early extinguishment of debt	(31,207)	—	—	—	—	—	—
(Loss) gain on derivatives, net	(8,718)	6,638	10,929	2,807	(15,049)	(2,318)	(59)
Other expense, net	(4,954)	(6,516)	(4,475)	(5,974)	(5,066)	(1,465)	(1,376)

Net (loss) income	$(15,238)	$11,003	$34,852	$10,082	$(27,244)	$(1,652)	$3,908

Balance Sheet Data (end of period):
Total assets	$2,324,799	$2,285,055	$2,258,245	$2,287,784	$2,281,948	$2,300,619	$2,324,799
Total debt	$1,596,243	$1,418,370	$1,363,955	$1,354,668	$1,298,000	$1,741,420	$1,759,444
Total member’s equity	$415,355	$564,614	$595,157	$589,016	$610,522	$559,199	$565,355
Other Data:
Adjusted OIBDA(2)	$247,914	$223,695	$222,138	$208,818	$193,365	$58,793	$59,845
Adjusted OIBDA margin(3)	36.4%	36.5%	38.0%	37.8%	37.7%	33.9%	36.8%
Ratio of earnings to fixed charges(4)	—	1.10	1.37	1.08	—	—	1.12
Net cash flows provided by (used in):
Operating activities	$64,411	$105,038	$106,304	$96,627	$125,059	$31,355	$23,121
Investing activities	$(103,217)	$(108,100)	$(85,394)	$(116,613)	$(239,310)	$(25,799)	$(22,053)
Financing activities	$43,683	$1,074	$(21,159)	$19,058	$68,980	$(10,847)	$(93)
Operating Data (end of period):
Estimated homes passed(5)	1,474,000	1,460,000	1,456,000	1,472,500	1,463,000	1,475,000	1,462,000
Basic subscribers(6)	751,000	773,000	783,000	819,300	840,000	740,000	771,800
Digital customers(7)	304,000	289,000	236,000	231,600	238,000	305,000	289,600
Data customers(8)	320,000	266,000	205,000	157,800	110,000	331,000	280,000
Phone customers(9)	71,000	17,500	—	—	—	78,000	36,000
RGUs(10)	1,446,000	1,345,500	1,224,000	1,208,700	1,188,000	1,454,000	1,377,400

(1)	Represents fees paid to Mediacom Communications Corporation for management services rendered to our operating subsidiaries. See Note 8 of our consolidated financial statements.

(2)	“Adjusted OIBDA” is not a financial measure calculated in accordance with generally accepted accounting principles (GAAP) in the United States. We define Adjusted OIBDA as operating income before depreciation and amortization and non-cash, share-based compensation charges.

Adjusted OIBDA is one of the primary measures used by management to evaluate our performance and to forecast future results. We believe Adjusted OIBDA is useful for investors because it enables them to assess our performance in a manner similar to the methods used by management, and provides a measure that can be used to analyze, value and compare the companies in the cable television industry, which may have different depreciation and amortization policies, as well as different non-cash, share-based compensation programs. A limitation of Adjusted OIBDA, however, is that it excludes depreciation and amortization, which represents the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management utilizes a separate process to budget, measure and evaluate capital expenditures. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of our non-cash, share-based compensation charges.

Adjusted OIBDA should not be regarded as an alternative to either operating income or net income (loss) as an indicator of operating performance nor should it be considered in isolation or a substitute for financial measures prepared in accordance with GAAP. We believe that operating income is the most directly comparable GAAP financial measure to Adjusted OIBDA.

The following represents a reconciliation of Adjusted OIBDA to operating income, which is the most directly comparable GAAP measure (dollars in thousands):

	Year Ended					Quarter Ended
	December 31,					March 31,
	2006(11)	2005	2004	2003	2002	2007	2006
Adjusted OIBDA	$247,914	$223,695	$222,138	$208,818	$193,365	$58,793	$59,845
Non-cash share-based compensation and other share-based awards(A)	(1,252)	(218)	(23)	(26)	—	(289)	(301)
Depreciation and amortization	(107,152)	(115,314)	(107,592)	(113,007)	(123,704)	(26,849)	(27,184)

Operating income	$139,510	$108,163	$114,523	$95,785	$69,661	$31,655	$32,360

(A)	Includes approximately $206, $1, $23 and $26 for the year ended December 31, 2006, 2005, 2004 and 2003, respectively, and $0 for each of the three months ended March 31, 2007 and 2006, related to the issuance of other share-based awards.

(3)	Represents Adjusted OIBDA as a percentage of revenues. See note 2 above.

(4)	Earnings were insufficient to cover fixed charges by $16.0 million and $31.2 million for the year ended December 31, 2006 and 2002, respectively and by $2.1 million for the three months ended March 31, 2007.

(5)	Represents an estimate of the number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system’s service area.

(6)	Represents a dwelling with one or more television sets that receives a package of over-the-air broadcast stations, local access channels or certain satellite-delivered cable television services. Accounts that are billed on a bulk basis, which typically receive discounted rates, are converted into full-price equivalent basic subscribers by dividing total bulk billed basic revenues of a particular system by the average cable rate charged to basic subscribers in that system. Basic subscribers include connections to schools, libraries, local government offices and employee households that may not be charged for limited and expanded cable services, but may be charged for digital cable, VOD, HDTV, DVR or high-speed Internet service. Customers who exclusively purchase high-speed Internet or phone service are not counted as basic subscribers. Our methodology of calculating the number of basic subscribers may not be identical to those used by other companies offering similar services.

(7)	Represents customers that receive digital video services.

(8)	Represents residential HSD customers and small to medium-sized commercial cable modem accounts billed at higher rates than residential customers. Small to medium-sized commercial accounts generally represent customers with bandwidth requirements of up to 10Mbps. These commercial accounts are converted to equivalent residential data customers by dividing their associated revenues by the applicable residential rate. Our data customers exclude large commercial accounts and include an insignificant number of dial-up customers. Our methodology of calculating data customers may not be identical to those used by other companies offering similar services.

(9)	Represents customers that receive phone service.

(10)	RGUs, or revenue generating units, represent the total of basic subscribers and digital, data and phone customers at the end of each period.

(11)	Effective January 1, 2006, the Company adopted SFAS No. 123(R) (see Note 10 in the Notes to Consolidated Financial Statements).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          Reference is made to the “Risk Factors” for a discussion of important factors that could cause actual results to differ from expectations and any of our forward-looking statements contained herein. The following discussion should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2006, 2005, and 2004, respectively and our unaudited consolidated financial statements as of, and for the three months ended March 31, 2007 included in this prospectus.
Overview
          We are a wholly-owned subsidiary of Mediacom Communications Corporation (“MCC”). Through our interactive broadband network, we provide our customers with a wide array of broadband products and services, including analog and digital video services, such as video-on-demand (“VOD”), high-definition television (“HDTV”), digital video recorders (“DVRs”), high-speed data access (“HSD”) and phone service. We offer triple play bundles of video, HSD, and voice to 92% of our estimated homes passed. Bundled products and services offer our customers a single provider contact for provisioning, billing and customer care.
          As of March 31, 2007, our cable systems passed an estimated 1.48 million homes and served 740,000 basic video subscribers in four states. We provide digital video services to 305,000 customers, representing a penetration of 41.2% of our basic subscribers. We also currently provide HSD to 331,000 customers, representing a penetration of 22.4% of our estimated homes passed. We introduced phone service during the second half of 2005, and provided service to about 78,000 customers as of March 31, 2007, representing a penetration of 5.8% of our estimated marketable phone homes.
          We evaluate our growth, in part, by measuring the number of revenue generating units (“RGUs”) we serve. As of March 31, 2007, we served 1.45 million RGUs, which represent the total of basic subscribers and digital, data and phone customers.
          We have faced increasing levels of competition for our video programming services over the past few years, mostly from DBS providers. Since they have been permitted to deliver local television broadcast signals beginning in 1999, DirecTV and Echostar now have essentially ubiquitous coverage in our markets with local television broadcast signals. Their ability to deliver local television broadcast signals has been the primary cause of our loss of basic subscribers in recent years.
Retransmission Consent
          Prior to February 2007, cable systems serving our subscribers carried the broadcast signals of 4 local broadcast stations owned or programmed by Sinclair Broadcast Group, Inc. (“Sinclair”) under a month-to-month retransmission arrangement terminable at the end of any month on 45-days notice. All of these stations are affiliates of one of the “big-4” networks (ABC, CBS, FOX and NBC) that we deliver to approximately half of our total subscribers.
          On September 28, 2006, Sinclair exercised its right to deliver notice to us to terminate retransmission of all of its stations effective December 1, 2006, but subsequently agreed to extend our right to carriage of its signals until January 5, 2007. We and Sinclair were unable to reach agreement, and on January 5, 2007, Sinclair directed us to discontinue carriage of its stations. On February 2, 2007, we and Sinclair reached a multi-year agreement and Sinclair stations were immediately restored on the affected cable systems.
Adjusted OIBDA
          We define Adjusted OIBDA as operating income before depreciation and amortization and non-cash, share-based compensation charges. Adjusted OIBDA is one of the primary measures used by management to evaluate our performance and to forecast future results but is not a financial measure calculated in accordance with generally accepted accounting principles (GAAP) in the United States. We believe Adjusted OIBDA is useful for investors because it enables them to assess our performance in a manner similar to the methods used by management, and provides a measure that can be used to analyze, value and compare the companies in the cable television industry, which may have different depreciation and amortization policies, as well as different non-cash, share-based compensation programs. A limitation of Adjusted OIBDA, however, is that it excludes depreciation and amortization, which represents the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management utilizes a separate process to budget, measure and evaluate capital expenditures. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of our non-cash, share-based compensation charges.
          Adjusted OIBDA should not be regarded as an alternative to either operating income or net income (loss) as an indicator of operating performance nor should it be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. We believe that operating income is the most directly comparable GAAP financial measure to Adjusted OIBDA.
Actual Results of Operations
     Three Months Ended March 31, 2007 compared to Three Months Ended March 31, 2006
          The following table sets forth our unaudited consolidated statement of operations for the three months ended March 31, 2007 and 2006 (dollars in thousands and percentage changes that are not meaningful are marked NM):

	Three Months Ended
	March 31,
	2007	2006	$ Change	% Change
Revenues	$173,352	$162,827	$10,525	6.5%

Costs and expenses:
Service costs	74,331	65,102	9,229	14.2%
Selling, general and administrative expenses	37,195	35,204	1,991	5.7%
Management fee expense	3,322	2,977	345	11.6%
Depreciation and amortization	26,849	27,184	(335)	(1.2)%

Operating income	31,655	32,360	(705)	(2.2)%

Interest expense, net	(29,524)	(27,017)	(2,507)	9.3%
Loss on derivatives, net	(2,318)	(59)	(2,259)	NM
Other expense, net	(1,465)	(1,376)	(89)	6.5%

Net (loss) income	$(1,652)	$3,908	(5,560)	NM

Adjusted OIBDA	$58,793	$59,845	$(1,052)	(1.8%)

          The following represents a reconciliation of Adjusted OIBDA to operating income, which is the most directly comparable GAAP measure (dollars in thousands and percentage changes that are not meaningful are marked NM):

	Three Months Ended
	March 31,
	2007	2006	$ Change	% Change
Adjusted OIBDA	$58,793	59,845	$(1,052)	(1.8%)
Non-cash, share-based compensation	(289)	(301)	12	NM
Depreciation and amortization	(26,849)	(27,184)	335	(1.2%)

Operating income	$31,655	$32,360	$(705)	(2.2%)

     Revenues
          The following table sets forth revenue, subscriber and average monthly revenue statistics for the three months ended March 31, 2007 and 2006 (dollars in thousands, except per subscriber and customer data and percentage changes that are not meaningful are marked NM):

	Three Months Ended
	March 31,
	2007	2006	$ Change	% Change
Video	$119,139	$119,870	$(731)	(0.6%)
Data	36,080	30,880	5,200	16.8%
Phone	7,611	2,836	4,775	168.4%
Advertising	10,522	9,241	1,281	13.9%
	$173,352	$162,827	$10,525	6.5%

	Three Months Ended
	March 31,		Increase
	2007	2006	(Decrease)	% Change
Basic subscribers	740,000	771,800	(31,800)	(4.1%)
Digital customers	305,000	289,600	15,400	5.3%
Data customers	331,000	280,000	51,000	18.2%
Phone customers	78,000	36,000	42,000	116.7%
RGUs (1)	1,454,000	1,377,400	76,600	5.6%

Average total monthly revenue per basic subscriber (2)	$77.51	$70.27	$7.24	10.3%
Average total monthly revenue per RGU (3)	$39.85	$39.87	$(0.02)	(0.1%)

(1)	Represents the total of basic subscribers, digital customers, data customers, and phone customers at the end of each period.

(2)	Represents revenues for the quarter divided by average number of basic subscribers for such period.

(3)	Represents revenues for the quarter divided by average number of RGUs for such period.
          Video revenues represent monthly subscription fees charged to customers for our core cable television products and services (including basic, expanded basic and digital cable programming services, wire maintenance, equipment rental and services to commercial establishments), pay-per-view charges, installation, reconnection, and late payment fees, and other ancillary revenues. Data revenues primarily represent monthly fees charged to customers, including commercial establishments, for our data products and services and equipment rental fees. Franchise fees charged to customers for payment to local franchising authorities are included in their corresponding revenue category. Phone revenues represent monthly fees charged to customers. Advertising revenues represent the sale of advertising time on various channels.
          Revenues rose 6.5%, largely attributable to growth in our data and phone customers. Average total monthly revenue per basic subscriber grew 10.3% to $77.51. RGUs grew 5.6% year-over-year and average total monthly revenue per RGU was essentially flat compared with the prior year period.

          Video revenues were essentially flat relative to the first quarter of 2006, with higher service fees from our advanced video products and services, such as DVRs and HDTV, offset by a lower number of basic subscribers. The first quarter performance was impacted by our postponement until the second quarter of basic video rate adjustments that are typically applied earlier in the year, as well as $0.9 million in credits issued to customers because of ice storms. During the three months ended March 31, 2007, we lost 11,000 basic subscribers, compared to a loss of 1,200 for the same period last year. The loss of basic subscribers in the first quarter of 2007 was primarily due to the Sinclair dispute.
          Data revenues rose 16.8%, primarily due to an 18.2% year-over-year increase in data customers.
          Phone revenues grew 168.4%, largely due to a 116.7% increase in phone customers. As of March 31, 2007, Mediacom Phone was marketed to approximately 1.35 million of our 1.48 million estimated homes passed, and we expect to market the product to approximately 95% of our estimated homes passed by the end of 2007.
          Advertising revenues increased 13.9%, largely as a result of stronger local advertising sales, offset in part by weaker national advertising sales.
     Costs and Expenses
          Significant service costs and expenses are for: video programming; wages and salaries of technical personnel who maintain our cable network, perform customer installation activities, and provide customer support; our data and phone services, including payments to third-party providers and costs associated with bandwidth connectivity and customer provisioning; and field operating costs, including outside contractors, vehicle, utilities and pole rental expenses. Video programming costs, which are generally paid on a per subscriber basis, represent our largest single expense category and have historically increased due to both increases in the rates charged for existing programming services and the introduction of new programming services to our customers. Video programming costs are expected to continue to grow principally because of contractual unit rate increases and the increasing demands of television broadcast station owners for retransmission consent fees. As a consequence, it is expected that our video gross margins will decline as increases in programming costs outpace growth in video revenues.
          Service costs rose 14.2%, primarily due to customer growth in our phone and HSD services, higher field operating expenses and increases in programming expenses. Recurring expenses related to our phone and HSD services grew 45.0% commensurate with the significant increase of our phone and data customers. Field operating costs rose 43.6%, primarily as a result of expenses associated with (i) the purchase of antennas during the Sinclair dispute, which were distributed to our customers so that they could receive the affected off-air broadcast signals, and (ii) higher outside contractor usage, which in part covered repairs to our network damaged in ice storms during the quarter, offset in part by lower pole rental expenses. Programming expense increased 5.3%, principally as a result of higher unit costs charged by our programming vendors, offset in part by a lower number of basic subscribers. Service costs as a percentage of revenues were 42.9% and 40.0% for the three months ended March 31, 2007 and 2006, respectively.
          Significant selling, general and administrative expenses include: wages and salaries for our call centers, customer service and support and administrative personnel; franchise fees and taxes; marketing; bad debt; billing; advertising; and costs related to telecommunications and office administration.
          Selling, general and administrative expenses rose 5.7%, principally due to higher marketing costs and bad debt expenses, offset in part by lower taxes and fees. Marketing costs rose 29.4% largely due to product and service advertising and mailing campaigns. Bad debt expenses were higher by 34.4% primarily due to unusually low write-offs of uncollectible accounts in the prior year period. Selling, general and administrative expenses as a percentage of revenues were 21.5% and 21.6% for the three months ended March 31, 2007 and 2006, respectively.
          We expect continued revenue growth in advanced services. As a result, we expect our service costs and selling, general and administrative expenses to increase.

          Management fee expense reflects charges incurred under management arrangements with our parent, MCC. Management fee expense increased 11.6%, reflecting higher overhead costs charged by MCC. As a percentage of revenues, management fee expense was 1.9% and 1.8% for the three months ended March 31, 2007 and 2006, respectively.
          Depreciation and amortization expense remained relatively unchanged.
     Adjusted OIBDA
          Adjusted OIBDA decreased 1.8%, principally due to higher costs and expenses, including the one-time impact of the Sinclair dispute, substantially offset by revenue growth.
     Operating Income
          Operating income decreased 2.2%, largely due to lower Adjusted OIBDA, offset in part by a modest decline in depreciation and amortization expense.
          Interest Expense, Net
          Interest expense, net, increased by 9.3%, primarily due to higher market interest rates on variable rate debt and, to a lesser extent, the expiration of certain interest rate hedging agreements with favorable rates.
     Loss on Derivatives, Net
          We enter into interest rate exchange agreements, or “interest rate swaps,” with counterparties to fix the interest rate on a portion of our variable rate debt to reduce the potential volatility in our interest expense that would otherwise result from changes in variable market interest rates. As of March 31, 2007, we had interest rate swaps with an aggregate principal amount of $500 million. The changes in their mark-to-market values are derived from changes in market interest rates, the decrease in their time to maturity and the creditworthiness of the counterparties. As a result of the quarterly mark-to-market valuation of these interest rate swaps, we recorded a loss on derivatives, net amounting to $2.3 million for the three months ended March 31, 2007 compared to a loss of $0.1 million for the three months ended March 31, 2006.
     Net (Loss) Income
          As a result of the factors described above, we incurred a net loss for the three months ended March 31, 2007 of $1.65 million compared to net income of $3.9 million for the three months ended March 31, 2006.

     Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
          The following table sets forth the consolidated statements of operations for the year ended December 31, 2006 and 2005 (dollars in thousands and percentage changes that are not meaningful are marked NM):

	Year Ended December 31,
	2006	2005	$ Change	% Change
Revenues	$681,243	$613,116	$68,127	11.1%
Costs and expenses:
Service costs	270,396	239,199	31,197	13.0%
Selling, general and administrative expenses	151,538	138,201	13,337	9.7%
Management fee expense — parent	12,647	12,239	408	3.3%
Depreciation and amortization	107,152	115,314	(8,162)	(7.1)%

Operating income	139,510	108,163	31,347	29.0%
Interest expense, net	(109,869)	(97,282)	(12,587)	12.9%
Loss on early extinguishment of debt	(31,207)	—	(31,207)	NM
(Loss) gain on derivatives, net	(8,718)	6,638	(15,356)	NM
Other expense, net	(4,954)	(6,516)	1,562	NM

Net (loss) income	$(15,238)	$11,003	$(26,241)	NM

Adjusted OIBDA	$247,914	$223,695	$24,219	10.8%

          The following represents a reconciliation of Adjusted OIBDA to operating income, which is the most directly comparable GAAP measure (dollars in thousands and percentage changes that are not meaningful are marked NM):

	Year Ended December 31,
	2006	2005	$ Change	% Change
Adjusted OIBDA	$247,914	$223,695	$24,219	10.8%
Non-cash share-based compensation and other share-based awards(1)	(1,252)	(218)	(1,034)	NM
Depreciation and amortization	(107,152)	(115,314)	8,162	(7.1)%
Operating income	$139,510	$108,163	$31,347	29.0%

(1)	Includes approximately $206 and $1 for the year ended December 31, 2006 and 2005, respectively, related to the issuance of other share-based awards.
Revenues
          The following table sets forth revenue, subscriber and monthly average revenue statistics for the year ended December 31, 2006 and 2005, respectively (dollars in thousands, except per subscriber and per customer data):

	Year Ended December 31,
	2006	2005	$ Change	% Change
Video	$486,243	$465,636	$20,607	4.4%
Data	130,850	108,260	22,590	20.9%
Phone	19,547	774	18,773	NM
Advertising	44,603	38,446	6,157	16.0%
	$681,243	$613,116	$68,127	11.1%

	Year Ended December 31,		Increase/
	2006	2005	Decrease	% Change
Basic subscribers	751,000	773,000	(22,000)	(2.8)%
Data customers	320,000	266,000	54,000	20.3%
Phone customers	71,000	17,500	53,500	NM
Average monthly video revenue per basic subscriber(1)	$53.18	$49.76	$3.42	6.9%
Average monthly data revenue per data customer(2)	$37.58	$37.30	$0.28	0.8%

(1)	Average monthly video revenue per basic subscriber is calculated based on monthly video revenue divided by the average number of basic subscribers for each of the twelve months.

(2)	Average monthly data revenue per data customer is calculated based on monthly data revenue divided by the average number of data customers for each of the twelve months.
          Revenues rose 11.1%, largely attributable to growth in our data and phone customers and higher video rates and service fees.
          Video revenues represent monthly subscription fees charged to customers for our core cable television products and services (including basic, expanded basic and digital cable programming services, wire maintenance, equipment rental and services to commercial establishments), pay-per-view charges, installation, reconnection and late payment fees, and other ancillary revenues. Data revenues primarily represent monthly fees charged to customers, including commercial establishments, for our data products and services and equipment rental fees. Phone revenues primarily represent monthly fees charged to customers. Advertising revenues represent the sale of advertising time on various channels.
          Video revenues increased 4.4%, as a result of basic rate increases applied on our subscribers and higher service fees from our advanced video products and services, offset in part by the loss of basic subscribers. During the year ended December 31, 2006, we lost 22,000 subscribers, compared to a loss of 10,000 in the prior year. Average monthly video revenue per basic subscriber increased 6.9%.
          Data revenues rose 20.9%, primarily due to a 20.3% year-over-year increase in data customers and, to a lesser extent, the growth of our commercial service and our enterprise networking businesses. Largely as a result of the expiration of longer-term promotional offers taken in 2005, average monthly data revenue per data customer increased 0.8% from the prior year period.
          Phone revenues were $19.5 million for the year ended December 31, 2006. Phone customers grew by 53,500 during 2006, as compared to 17,500 in 2005. As of December 31, 2006, Mediacom Phone was marketed to 1.35 million homes, and we expect to market the product to nearly 95% of our estimated homes passed by the end of 2007.
          Advertising revenues increased 16.0%, largely as a result of stronger local advertising sales and, to a lesser extent, political advertising.
Costs and Expenses
          Significant service costs include: programming expenses; employee expenses related to wages and salaries of technical personnel who maintain our cable network, perform customer installation activities, and provide customer support; data costs, including costs of bandwidth connectivity and customer provisioning; and field operating costs, including outside contractors, vehicle, utilities and pole rental expenses. Video programming costs, which are generally paid on a per subscriber basis, represent our largest single expense and have historically increased due to both increases in the rates charged for existing programming services and the introduction of new programming services to our customers. Video programming costs are expected to continue to grow principally because of contractual unit rate increases and the increasing demands of television broadcast station owners for retransmission consent fees. As a consequence, it is expected that our video gross margins will decline as increases in programming costs outpace growth in video revenues.

          Service costs rose 13.0%, primarily due to increases in programming expenses, customer growth in our phone and HSD services and higher employee expenses. Video programming expense increased 7.8%, principally as a result of higher unit costs charged by our programming vendors, offset in part by a lower number of basic subscribers. Recurring expenses related to our phone and HSD services grew 50.8% commensurate with the significant increase of our phone and data customers. Employee operating costs rose by 13.2% due to higher-levels of headcount and compensation and lower capitalized activity by our technicians. Service costs as a percentage of revenues were 39.7% and 39.0% for the year ended December 31, 2006 and 2005, respectively.
          Significant selling, general and administrative expenses include: wages and salaries for our call centers, customer service and support and administrative personnel; franchise fees and taxes; marketing; bad debt; billing; advertising; and office costs related to telecommunications and office administration.
          Selling, general and administrative expenses rose 9.7%, principally due to higher taxes and fees and office, bad debt and administrative and customer service employee expenses, offset in part by lower sales commissions paid to our employees. Taxes and fees increased by 17.0% principally due to higher property taxes and franchise fees. Office expenses rose by 23.5% due to call center telecommunications charges. Bad debt expenses grew 13.4% primarily due to overall higher levels of revenue. Employee costs grew by 16.1% primarily due to higher levels of salary and non-cash, share-based compensation in our administrative and customer service workforce. Selling, general and administrative expenses as a percentage of revenues were 22.2% and 22.5% for the year ended December 31, 2006 and 2005, respectively.
          We expect continued revenue growth in our advanced products and services. As a result, we expect our service costs and selling, general and administrative expenses to increase.
          Management fee expense grew by 3.3% reflecting higher overhead costs charged by MCC. As a percentage of revenues, management fee expense was 1.8% and 2.0% for the year ended December 31, 2006 and 2005, respectively.
          Depreciation and amortization declined by 7.1% primarily due to an overall decrease in capital spending.
     Adjusted OIBDA
          Adjusted OIBDA rose 10.8%, due to revenue growth, partially offset by higher service costs and selling, general and administrative expenses.
     Operating Income
          Operating income grew 29.0%, largely due to growth in Adjusted OIBDA and to a lesser extent, a reduction of depreciation and amortization expense.
     Interest Expense, Net
          Interest expense, net, increased by 12.9%, primarily due to higher market interest rates on variable rate debt.
     (Loss) Gain on Derivatives, Net
          We enter into interest rate exchange agreements, or “interest rate swaps,” with counterparties to fix the interest rate on a portion of our variable rate debt to reduce the potential volatility in our interest expense that would otherwise result from changes in variable market interest rates. As of December 31, 2006 we had interest rate swaps with an aggregate principal amount of $650.0 million. The changes in their mark-to-market values are derived from changes in market interest rates, the decrease in their time to maturity and the creditworthiness of the counterparties. As a result of the quarterly mark-to-market valuation of these interest rate swaps, we recorded a loss on derivatives amounting to $8.7 million for the year ended December 31, 2006 compared to a gain of $6.6 million for the year ended December 31, 2005.

     Loss on Early Extinguishment of Debt
          Loss on early extinguishment of debt totaled $31.2 million for the year ended December 31, 2006. This represents a premium paid on the redemption of the 11% Notes and the write-off of deferred financing costs associated with various refinancing transactions during 2006.
     Net (Loss) Income
          As a result of the factors described above, primarily loss on early extinguishment of debt and loss on derivatives, net, we recognized a net loss for the year ended December 31, 2006 of $15.2 million as compared to net income of $11.0 million for the year ended December 31, 2005.
     Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
          The following table sets forth the consolidated statement of operations for the years ended December 31, 2005 and 2004 (dollars in thousands and percentage changes that are not meaningful are marked NM):

	Year Ended December 31,
	2005	2004	$ Change	% Change
Revenues	$613,116	$585,039	$28,077	4.8%
Costs and expenses:
Service costs	239,199	222,752	16,447	7.4%
Selling, general and administrative expenses	138,201	129,587	8,614	6.6%
Management fee expense — parent	12,239	10,585	1,654	15.6%
Depreciation and amortization	115,314	107,592	7,722	7.2%

Operating income	108,163	114,523	(6,360)	(5.6)%
Interest expense, net	(97,282)	(86,125)	(11,157)	13.0%
Gain on derivatives, net	6,638	10,929	(4,291)	NM
Other expense	(6,516)	(4,475)	(2,041)	45.6%

Net income	$11,003	$34,852	$(23,849)	(68.4%)

Adjusted OIBDA	$223,695	$222,138	$1,557	0.7%

          The following represents a reconciliation of Adjusted OIBDA to operating income, which is the most directly comparable GAAP measure (Adjusted OIBDA is defined as operating income before depreciation and amortization and non-cash, share-based compensation charges) (dollars in thousands and percentage changes that are not meaningful are marked NM):

	Year Ended December 31,
	2005	2004	$ Change	% Change
Adjusted OIBDA	223,695	222,138	1,557	0.7%
Non-cash share-based compensation and other share-based awards(1)	(218)	(23)	(195)	NM
Depreciation and amortization	(115,314)	(107,592)	(7,722)	7.2%
Operating income	$108,163	$114,523	(6,360)	(5.6%)

(1)	Includes approximately $1 and $23 for the year ended December 31, 2006 and 2005, respectively, related to the issuance of other share-based awards.

     Revenues
          The following table sets forth revenue, subscriber and monthly average revenue statistics for the year ended December 31, 2005 and 2004, respectively (dollars in thousands, except per subscriber data):

	Year Ended December 31,
	2005	2004	$ Change	% Change
Video	$465,636	$457,513	$8,123	1.8%
Data	108,260	88,060	20,200	22.9%
Advertising	38,446	39,466	(1,020)	(2.6)%
Telephone	774	—	774	NM

	$613,116	$585,039	$28,077	4.8%

	Year Ended December 31,		Increase/
	2005	2004	Decrease	% Change
Basic subscribers	773,000	783,000	(10,000)	(1.3)%
Data customers	266,000	205,000	61,000	29.8%
Phone customers	17,500	—	17,500	NM
Average monthly video revenue per basic subscriber(1)	$49.76	$48.09	$1.67	3.5%
Average monthly data revenue per data customer(2)	$37.30	$39.55	$(2.25)	(5.7)%

(1)	Average monthly video revenue per basic subscriber is calculated based on monthly revenue divided by the average number of basic subscribers for each of the twelve months.

(2)	Average monthly date revenue per data customer is calculated based on monthly data revenue divided by the average number of customers for each of the twelve months.
          Revenues rose 4.8%, largely attributable to an increase in data revenues and video revenues. To strengthen our competitiveness, we increased our emphasis on product bundling and on enhancing and differentiating our video products and services with new digital packages, VOD, HDTV, DVRs and more local programming. During 2005, we also extended the discount periods of our promotional campaigns for digital and data services from three to six months to six and twelve months. This impacted the growth of our video and data revenues.
          Video revenues increased 1.8% as a result of higher fees from our advanced video products and services and the impact of basic rate increases, offset in part by a decline in basic subscribers. Our loss of basic subscribers decreased significantly during 2005, with a loss of 10,000, compared to a loss of 36,000 in 2004. The loss of basic subscribers resulted primarily from continuing competitive pressures by other video providers. The average monthly video revenue per basic subscriber increased 3.5% year over year. Digital customers increased 22.5% to 289,000 from 236,000 a year ago.
          Data revenues rose 22.9%, primarily due to the 29.8% year-over-year increase in data customers. Average monthly data revenue per data customer decreased 5.7% as a result of promotional offers during 2005.
          Advertising revenues decreased 2.6% and reflected the anticipated decline in political advertising revenues compared to the 2004 election year.
          In June 2005, we launched Mediacom Phone in one of our smaller markets, and as of December 31, 2005, our phone service was marketed to 1.2 million of our total estimated 1.4 million homes and served 17,500 customers.

   Costs and Expenses
     Service costs increased 7.4%, primarily due to programming, plant operating and employee costs. The largest component of service costs is programming expense which increased 5.5%, as a result of reduced launch support from our programming suppliers in return for our carriage of their services, and higher unit costs charged by them, offset in part by a lower base of basic subscribers. Plant operating costs rose 22.9%, primarily due to greater use of outside contractors for customer installation activity and, to a lesser extent, higher vehicle fuel costs. Employee costs grew 5.2%, primarily as a result of increased headcount and overtime of our technical workforce for network phone readiness and customer installation activity, offset in part by higher labor and overhead capitalization. Service costs as a percentage of revenues were 39.0% for the year ended December 31, 2005, as compared with 38.1% for the year ended December 31, 2004.
     Selling, general and administrative expenses increased 6.6%, principally due higher employee, professional fees and office expenses, offset in part by a decrease in bad debt expense. Employee costs rose 8.2%, as a result of increased direct sales personnel, sales commissions and costs associated with third-party call center contractors. Professional fees increased 49.6%, as a result of higher consulting expenses and other fees. This increase in selling, general and administrative expenses was partly offset by a 20.4% decrease in bad debt expense as a result of improved customer credit and collection policies and better collection experience in our advertising business. Selling, general and administrative expenses as a percentage of revenues were 22.5% for the year ended December 31, 2005, as compared with 22.2% for the year ended December 31, 2004.
     We expect continued revenue growth in advanced services, which include digital video, HDTV, DVRs, HSD and phone service. As a result, we expect our service costs and selling, general and administrative expenses to increase.
     Management fee expense reflects charges incurred under our management arrangements with MCC. Management fee expense increased 15.6%. As a percentage of revenues, management fee expense was 2.0% for the year ended December 31, 2005, as compared with 1.8% for the year ended December 31, 2004.
     Depreciation and amortization increased 7.2% primarily due to the retirement of assets and disposals.
   Adjusted OIBDA
     Adjusted OIBDA rose 0.7% due to growth, offset by higher service costs and selling, general and administrative expenses.
Operating Income
     Operating income decreased 5.6% largely due to an increase in depreciation and amortization expense.
Interest Expense, net
     Interest expense, net, increased by 13.0%, primarily due to higher market interest rates on variable rate debt and the issuance of $300.0 million of 8 1/2% senior notes due 2015.
   Gain on Derivatives, net
     As of December 31, 2005 we had interest rate swaps with an aggregate principal amount of $400.0 million. The changes in their mark-to-market values are derived from changes in market interest rates, the decrease in their time to maturity and the creditworthiness of the counterparties. As a result of the quarterly mark-to-market valuation of these interest rate swaps, we recorded a gain on derivatives amounting to $6.6 million for the year ended December 31, 2005, as compared to a gain on derivatives of $10.9 million for the year ended December 31, 2004.

   Other Expense
     Other expense was $6.5 million and $4.5 million for the years ended December 31, 2005 and 2004, respectively. Other expense primarily represents amortization of deferred financing costs and fees on unused credit commitments.
   Net Income
     As a result of the factors described above, we generated net income for the year ended December 31, 2005 and 2004 of $11.0 million and $34.9 million, respectively.
Liquidity and Capital Resources
     We have invested, and will continue to invest, in our network to enhance its reliability and capacity, and in the further deployment of advanced broadband services. Our capital spending has recently shifted away from network upgrade investments to the deployment of advanced services. We also may continue to make strategic acquisitions of cable systems. We have a high level of indebtedness and incur significant amounts of interest expense each year. We believe that we will meet our debt service, capital spending and other requirements through a combination of our net cash flows from operating activities, borrowing availability under our bank credit facilities and our ability to secure future external financing.
     As of December 31, 2006, our total debt was $1.6 billion. Of this amount, $68.7 million matures within the twelve months ending December 31, 2007. During the twelve months ended December 31, 2006, we paid cash interest of $128.9 million.
     As of March 31, 2007, our total debt was $1.59 billion. Of this amount, $68.4 million matures within the twelve months ending March 31, 2008. During the three months ended March 31, 2007, we paid cash interest of $18.9 million, net of capitalized interest. As of March 31, 2007, we had unused revolving credit commitments of approximately $507.9 million, of which approximately $325.2 million could be borrowed and used for general corporate purposes based on the terms and conditions of our debt arrangements.
     Our operating subsidiaries have a $1.64 billion bank credit facility (the “Credit Facility”) expiring in 2015, of which $1.1 billion was outstanding as of December 31, 2006. The Credit Facility consists of a $614.0 million revolving credit commitment, a $226.5 million term loan and an $800.0 million term loan. As of December 31, 2006, we had unused credit commitments of $531.1 million under the Credit Facility, of which $420.2 million could be borrowed and used for general corporate purposes based on the terms of our debt arrangements.
     In January 2005, we borrowed $88.0 million from Mediacom LLC and repaid a portion of our indebtedness under our revolving credit commitment. The loan was funded with borrowings under Mediacom LLC’s bank credit facility. The loan is in the form of a demand note, which has a 6.7% annual interest rate, payable semi-annually in cash. We repaid this note and accrued interest in April 2005.
     For all periods through December 31, 2006, we were in compliance with all of the covenants under our debt arrangements. Continued access to our credit facilities is subject to our remaining in compliance with the covenants of these credit facilities, including covenants tied to our operating performance. There are no covenants, events of default, borrowing conditions or other terms in the Credit Facility or our other debt arrangements that are based on changes in our credit ratings assigned by any rating agency. We believe that we will not have any difficulty in the foreseeable future complying with the applicable covenants and that we will meet our current and long-term debt service, capital spending and other cash requirements through a combination of our net cash flows from operating activities, borrowing availability under our bank credit facilities and our ability to secure future external financing. However, there is no assurance that we will be able to obtain sufficient future financing, or, if we were able to do so, that the terms would be favorable to us. Our future access to debt financings and the cost of such financings are affected by our credit ratings. Any future downgrade to our credit ratings could increase the cost of debt and adversely impact our ability to raise additional funds.

     The Credit Facility is collateralized by our pledge of all of our ownership interests in our operating subsidiaries and is guaranteed by us on a limited recourse basis to the extend of such ownership interests.
   Operating Activities
     Net cash flows provided by operating activities were $64.4 million for the year ended December 31, 2006 compared to $105.0 million for the comparable period last year. The change of $40.6 million is primarily due to the net change in operating assets and liabilities. During the year ended December 31, 2006, the net change in our operating assets and liabilities was $48.1 million, primarily due to an increase in our prepaid expenses and other assets of $48.2 million, which includes intercompany amounts, an increase in accounts receivable, net of $7.0 million offset by an increase in accrued liabilities of $6.9 million and an increase in our deferred revenue of $3.0 million.
     Net cash flows provided by operating activities were $31.4 million for the three months ended March 31, 2007 compared to $23.1 million for the comparable period last year. The change of $8.3 million is primarily due to the net change in operating assets and liabilities. During the three months ended March 31, 2007, the net change in our operating assets and liabilities was $2.9 million, primarily due to a decrease in our prepaid expenses and other assets of $10.9 million and a decrease in accounts receivable, net of $5.3 million, offset by a decrease in accrued liabilities of $13.5 million.
   Investing Activities
     Net cash flows used in investing activities, which consisted primarily of capital expenditures, were $103.2 million for the year ended December 31, 2006, as compared to $108.1 million for the prior year. Capital expenditures decreased $4.9 million, primarily due to lower spending on customer premise equipment.
     Net cash flows used in investing activities, which consisted of capital expenditures, were $25.8 million for the three months ended March 31, 2007, as compared to $22.1 million for the prior year period. Capital expenditures increased $3.7 million, primarily due to higher spending on customer premise equipment.
   Financing Activities
     Net cash flows provided by financing activities were $43.7 million for the year ended December 31, 2006, as compared to net cash flows provided by financing activities of $1.1 million for the comparable period in 2005, largely due to net bank and bond financings of approximately $577.9 million and an approximately $103.0 million capital contribution from MCC, offset in part by the repayment of $400.0 million of senior notes and approximately $237.1 million of capital distributions and dividends to MCC.
     Net cash flows used in financing activities were $10.8 million for the three months ended March 31, 2007, largely due to a net reduction of debt and a dividend payment on preferred members’ interest. Net cash flows used in financing activities were $0.1 million for the comparable period in 2006, largely due to net bank borrowings, a dividend payment to parent and a dividend payment on preferred members’ interest.
     Our principal financing activities included the following:
•	On May 5, 2006, we refinanced a $495.0 million term loan with a new term loan in the amount of $800.0 million. The new term loan consists of two tranches: (i) a $550.0 million term loan which was funded on May 5, 2006; and (ii) a $250.0 million delayed-draw term loan (the “Delayed-Draw Term Loan”). Borrowings under the new term loan bear interest at a rate that is 0.25% less than the interest rate of the term loan that it replaced. The new term loan matures in January 2015, whereas the term loan it replaced had a maturity of February 2013.

•	On June 29, 2006, borrowings under the Delayed-Draw Term Loan were used: (i) to make a capital distribution to MCC to allow it to repay $172.5 million of its 5.25% convertible senior notes due July

1, 2006; (ii) to reduce borrowings (but not commitments) outstanding under the revolving credit portion of our subsidiary credit facility; and (iii) for working capital purposes.

•	On July 17, 2006, we redeemed all of our outstanding 11% notes with available funds from our subsidiary Credit Facilities.

•	On October 5, 2006, we issued $300 million of 8.5% Notes, and used the proceeds to reduce borrowings (but not commitments) outstanding under the revolving credit portion of our subsidiary credit facilities.

•	We made distributions to MCC of $43.3 million primarily to fund its Board authorized share repurchase program during the year ended December 31, 2006.
   Other
     We have entered into interest rate exchange agreements with counterparties, which expire from 2009 through 2010, to hedge $500.0 million of floating rate debt. These agreements have been accounted for on a mark-to-market basis as of, and for the three months ended March 31, 2007. Our interest rate exchange agreements are scheduled to expire in the amounts of $400.0 million and $100.0 million during the years ended December 31, 2009 and 2010, respectively.
     As of March 31, 2007, approximately $13.9 million of letters of credit were issued to various parties as collateral for our performance relating to insurance and franchise requirements
Contractual Obligations and Commercial Commitments
     The following table summarizes our contractual obligations and commercial commitments for the five years subsequent to December 31, 2006 and thereafter (dollars in thousands)*:

		Capital	Operating	Interest	Purchase
	Debt	Leases	Leases	Expense(1)	Obligations	Total
2007	$62,000	$360	$1,769	$89,056	$1,796	$154,981
2008	68,000	36	1,444	113,907	1,796	185,183
2009	90,500	—	1,313	109,255	1,796	202,864
2010	32,000	—	1,084	103,065	—	136,149
2011	8,000	—	950	100,876	—	109,826
Thereafter	1,329,000	—	415	180,204	—	1,509,619

Total cash obligations	$1,589,500	$396	$6,975	$696,363	$5,388	$2,298,622

*	Refer to Note 5 to our consolidated financial statements for a discussion of our long-term debt, and to Note 11 for a discussion of our operating leases and other commitments and contingencies.

(1)	Interest payments on floating rate debt and interest rate swaps are estimated using amounts outstanding as of March 31, 2007 and the average interest rates applicable under such debt obligations.
Critical Accounting Policies
     The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Periodically, we evaluate our estimates, including those related to doubtful accounts, long-lived assets, capitalized costs and accruals. We base our estimates on historical experience and on various other assumptions that we believe are reasonable. Actual results may differ from these estimates under different assumptions or conditions. We believe that the application of the critical accounting policies discussed below requires significant judgments and estimates on the part of management. For a summary of our accounting policies, see Note 2 of our Notes to the Consolidated Financial Statements.

   Property, Plant and Equipment
     We capitalize the costs of new construction and replacement of our cable transmission and distribution facilities and new cable service installations. Capitalized costs include all direct labor and materials as well as certain indirect costs. Capitalized costs are recorded as additions to property, plant and equipment and depreciate over the life of the related asset. We perform periodic evaluations of the estimates used to determine the amount of costs that are capitalized. Any changes to these estimates, which may be significant, are applied in the period in which the evaluations were completed.
   Indefinite-lived Intangibles
     Our cable systems operate under non-exclusive franchises granted by state and local governmental authorities for varying lengths of time. We acquired these cable franchises through acquisitions of cable systems and were accounted for using the purchase method of accounting. We have concluded that our cable franchise rights have an indefinite useful life since, among other things, there are no legal, regulatory, contractual, competitive, economic or other factors limiting the period over which these cable franchise rights contribute to our revenues. Accordingly, with our adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize the cable franchise rights and other indefinite-lived assets. Instead, such assets are tested annually for impairment or more frequently if impairment indicators arise.
     Based on the guidance outlined in EITF No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets,” we determined that the unit of accounting for testing franchise value for impairment resides at a cable system cluster level. Such level reflects the financial reporting level managed and reviewed by the corporate office (i.e., chief operating decision maker) as well as how we allocated capital resources and utilize the assets. Lastly, the unit reporting level reflects the level at which the purchase method of accounting for our acquisitions was originally recorded. We have one cable system cluster, or reporting unit, for the purpose of applying SFAS No. 142.
     We follow the provisions of SFAS No. 142 to test our goodwill and cable franchise rights for impairment. We assess the fair values of each cable system cluster using discounted cash flow methodology, under which the fair value of cable franchise rights is determined in a direct manner. This involves certain assumptions and estimates, including future cash flow expectations and other future benefits, which are consistent with the expectations of buyers and sellers of cable systems in determining fair value. Significant impairment in value resulting in impairment charges may result if these estimates and assumptions used in the fair value determination change in the future. Such impairments could potentially be material.
     Goodwill impairment is determined using a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill, calculated using the residual method, with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value, the excess is recognized as an impairment loss.
     The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, the excess is recognized as an impairment loss.
     We completed our most recent impairment test as of October 1, 2006, which reflected no impairment of our franchise rights and goodwill.
   Share-based Compensation
     We estimate the fair value of stock options granted using the Black-Scholes option-pricing model. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the periods the estimates are revised. Actual results, and future changes in estimates, may differ substantially from our current estimates.
Recent Accounting Pronouncements
     In February 2006, the FASB issued SFAS Statement No. 155, “Accounting for Certain Hybrid Financial Instruments, Amendment of FASB Statement No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 155 gives entities the option of applying fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under SFAS No. 133. SFAS No. 155 will be effective as of January 1, 2007 and the Company does not believe that the adoption will have a material impact on its consolidated financial condition or results of operations.
     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an Amendment of FASB Statement No 140” (“SFAS No. 156”). SFAS No 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. The Company does not expect the adoption of SFAS No. 156 will have a material impact on its consolidated financial condition or results of operations.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands on required disclosures about fair value measurement. SFAS No. 157 will be effective as of January 1, 2008 and will be applied prospectively. The Company has not completed its evaluation of SFAS No. 157 to determine the impact that adoption will have on its consolidated financial condition or results of operations.
     In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No. 108 provides guidance surrounding the process of quantifying financial statement misstatements. SAB No. 108 addresses the diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. The Company adopted SAB No. 108 in 2006. This bulletin did not have a material impact on the Company’s consolidated financial condition or results of operations.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect that this Statement will have a material impact on its consolidated financial condition or results of operations.
Inflation and Changing Prices
     Our systems’ costs and expenses are subject to inflation and price fluctuations. Such changes in costs and expenses can generally be passed through to subscribers. Programming costs have historically increased at rates in excess of inflation and are expected to continue to do so. We believe that under the FCC’s existing cable rate regulations we may increase rates for cable television services to more than cover any increases in programming. However, competitive conditions and other factors in the marketplace may limit our ability to increase our rates.

BUSINESS
Our Manager
     We are a wholly-owned subsidiary of Mediacom Communications Corporation, who is also our manager. Mediacom Communications is the nation’s eighth largest cable television company based on customers served and among the leading cable operators focused on serving the smaller cities and towns in the United States. As of March 31, 2007, our manager’s cable systems, which are owned and operated through our operating subsidiaries and those of Mediacom LLC, passed an estimated 2.8 million homes and served approximately 1.36 million basic subscribers and 2.62 million revenue generating units (“RGUs”). Mediacom LLC is also a wholly-owned subsidiary of our manager. A basic subscriber is a customer who purchases one or more video services. RGUs represent the sum of basic subscribers and digital, high-speed data (“HSD”) and phone customers. Our manager is a publicly-owned company whose Class A common stock is listed on The Nasdaq Global Select Market under the symbol “MCCC.”
Mediacom Broadband, LLC
     As of March 31, 2007, we served approximately 740,000 basic subscribers, 305,000 digital customers, 331,000 HSD customers, and 78,000 phone customers, totaling 1.45 million RGUs. Through our interactive broadband network, we provide customers with a wide array of products and services, including: analog and digital video services; advanced video services, such as video-on-demand (“VOD”), high-definition television (“HD” or “HDTV”) and digital video recorders (“DVR”); HSD, also known as high-speed Internet access or cable modem service; and phone service. We provide the triple play bundle of advanced video services, HSD and phone to 92% of the estimated homes our network passes.
Industry
     The cable industry operates in a highly competitive and rapidly changing environment. Over the last ten years, the industry has invested in interactive fiber optic networks, boosting network capacity, capability and reliability and allowing it to introduce a compelling basket of new and advanced services to consumers. This has resulted in greater consumer choice and convenience in video programming, with services such as VOD, DVRs, and HDTV; dramatically higher speeds that have enhanced the HSD product; and a new product in voice over internet protocol (“VoIP”) phone service. Today, the cable industry can provide the triple play of video, HSD, and phone over a single communications platform, a significant advantage over competitors. As demand for these advanced services continues on its expected growth trajectory, we believe that the cable industry is better positioned than competing industries to widely offer this bundle of advanced services.
     Our primary competitors in video programming distribution are direct broadcast satellite (“DBS”) providers. They generally do not provide interactive data or phone service. Instead, they generally rely today on partnerships with mainly telephone companies to create an artificially bundled offering.
     Our primary competitors in phone service are incumbent telephone companies. Some are building new fiber-to-the-node (“FTTN”) or fiber-to-the-home (“FTTH”) networks in an attempt to offer customers a product bundle comparable to that offered today by cable companies, but we believe that these advanced service offerings will not be broadly available in our markets for a number of years. They do not generally provide a widely available video product in our markets using their own networks, but instead have marketing agreements with DBS providers under which DBS service is bundled with their phone and data services. Meanwhile, we expect the cable industry will benefit from its bundled offerings of products and services while continuing to innovate and introduce new services.
Business Strategy
     We intend to capitalize on our advanced cable network’s technology to become the leading single-source provider of advanced video, data and voice products and services within our market areas. Offering multiple products in bundled packages will allow us to deepen relationships with our existing customers, attract new customers and further diversify our revenue streams.
   Advanced Cable Network
     We have made investments over the past several years to upgrade our cable network so that today we can provide the latest in broadband products and services, improve our competitive position and increase overall customer satisfaction. Our network architecture is engineered to accommodate enhancements in capacity and performance without extensive upgrades. We believe that over the long-term, our network, with continuing investments, will allow us to remain competitive as we roll out new and enhanced services.
   Expanding Reach and Enhancing Quality of Products and Services
     We continue to expand the availability and enhance the quality of our advanced video services. We now offer VOD and HDTV to 96% and 99% of our digital customers, respectively. In the past three years, we have increased the download speed of our flagship HSD product, which we refer to as Mediacom Online, by more than five times. In the second half of 2005, we launched our phone service, which we refer to as Mediacom Phone, and as of March 31, 2007, we were marketing this new product to 92% of the estimated homes in our markets.
   Bundling of Broadband Products and Services
     We believe that bundled products and services offer our customers the convenience of having a single provider contact for ordering, scheduling, provisioning, billing and customer care. Our customers can also realize greater value through bundle discounts as they obtain additional products and services from us. We currently offer the “ViP” triple play bundle of video, HSD and phone to approximately 1.35 million of our 1.47 million estimated homes passed. “ViP” is our branding of the triple play and stands for Video, Internet and Phone.
     As of March 31, 2007, 78% of our phone customers were taking the “ViP” bundle. Approximately 37% of our customers purchase more than one of our video, data and phone services. Our ability to deliver a bundle of products and services to customers increases revenue per customer and improves customer retention.
   Customer Care
     Attaining higher levels of customer satisfaction through quality service is critical to our success in the increasingly competitive environment we face today. To enhance customers’ experience and realize operating efficiencies, we continue to invest in the training of customer care personnel and in call center technology and field workforce management. Our investments improve customers’ experiences by reducing customer service call wait time, enhancing e-Care self-service options on the Internet, and providing on-time guarantees for customer appointments.
   Local Community Presence
     Our local community presence helps make us more responsive to our customers’ needs and gives us greater awareness of changes in competition. We continue to build good relationships with our communities by providing local event programming and by participating in a wide range of local educational and community service initiatives.
Products and Services
   Video
     With HDTV sets becoming increasingly commonplace in consumer households, along with the growing variety of programming content accessible in various forms like VOD and HDTV and through the use of DVRs, consumer demand for advanced video services is growing.

     We continue to receive a majority of our revenues from video subscription services but our reliance on video services has been declining for the past several years, primarily because of contributions from HSD and, more recently, our phone business. Subscribers typically pay us on a monthly basis and generally may discontinue services at any time. We design our channel line-ups for each system according to demographics, programming preferences, channel capacity, competition, price sensitivity and local regulation. Monthly subscription rates and related charges vary according to the type of service selected and the type of equipment used by subscribers. Following is selected information regarding our video services.
     Basic Service. Our basic service includes, for a monthly fee, local broadcast channels, network and independent stations, limited satellite-delivered programming, and local public, government, home-shopping and leased access channels.
     Expanded Basic Service. Our expanded basic service includes, for an additional monthly fee, various satellite-delivered channels such as CNN, MTV, USA Network, ESPN, Lifetime, Nickelodeon and TNT.
     As of March 31, 2007, we had 740,000 basic subscribers, representing a 50.2% penetration of estimated homes passed.
     Digital Video Service. Customers who subscribe to our digital video service receive up to 230 digital channels. We currently offer several programming packages that include digital basic channels, multichannel premium services, sports channels, digital music channels, an interactive on-screen program guide and VOD. Customers pay a monthly fee for digital video service, which varies according to the level of service and the number of digital converters in the home. A digital converter or cable card is required to receive our digital video service.
     As of March 31, 2007, we had 305,000 digital customers, representing a 41.2% penetration of basic subscribers.
     Pay-Per-View Service. Our pay-per-view services allow customers to pay to view a single showing of a feature film, live sporting event, concert and other special event, on an unedited, commercial-free basis.
     Video-On-Demand. Mediacom On Demand provides on-demand access to over 1,400 hours of movies, special events and general interest titles. Our customers enjoy full functionality, including the ability to pause, rewind and fast forward selected programming. Mediacom On Demand service offers free special interest programming, subscription-based VOD (“SVOD”) premium packages, such as Starz!, Showtime or HBO, and movies and other programming that can be ordered on a pay-per-view basis. We currently offer this service to 96% of our digital customers. DBS providers are unable to offer a similar product to customers, which gives Mediacom a significant advantage in the market for advanced digital video services.
     High-Definition Television. HDTV features high-resolution picture quality, digital sound quality and a wide-screen, theater-like display. This service offers programming available in high-definition from local broadcast stations and from HD services such as: ESPN, Discovery, HDNet, INHD and Universal. Our HDTV service is available in most of our markets where we offer up to 17 HDTV channels. We currently offer this service to 99% of our digital customers.
     Digital Video Recorders. We provide our customers with HDTV-capable digital converters that have video recording capability, allowing them to:
•	Pre-schedule the DVR to record programming and view the recorded programming later;

•	Watch, pause, fast-forward or rewind pre-recorded programs;

•	Record one show while watching another;

•	Record two television programs simultaneously; and

•	Record up to approximately 80 hours of digital programs or approximately 25 hours of HDTV.

HDTV and DVR services require the use of an advanced digital converter for which we charge a monthly fee.
   Mediacom Online
     Mediacom Online offers to consumers packages of cable modem-based services with varied speeds and competitive prices. These services include our interactive portal, which provides multiple e-mail addresses, personal webspace, and local community content. Over the past three years, we have increased the download speeds of our flagship product by more than five times, making it the fastest broadband product in substantially all of our markets. We summarize our HSD services as follows:
•	Our flagship residential data service offers maximum download and upload speeds of 8Mbps and 256Kbps, respectively.

•	For our “ViP” triple play customers, the maximum download and upload speeds are 10Mbps and 1Mbps, respectively.

•	Our premium Internet service, Mediacom OnlineMax, has maximum download and upload speeds of 15Mbps and 1Mbps and includes premium content such as americangreetings.com, Britannica Online, Disney Connection, ESPN 360 and MLB Gameday.
     As of March 31, 2007, we had 331,000 high-speed data customers, representing a 22.4% penetration of estimated homes passed.
   Mediacom Phone
     In the second half of 2005, we launched Mediacom Phone across several of our markets, and as of March 31, 2007, we were marketing phone service to 92% of our 1.47 million estimated homes passed. 78% of our phone customers take the “ViP” triple play of video, internet and phone, and 21% take either video or HSD in addition to phone.
     Mediacom Phone offers our customers unlimited local, regional and long-distance calling within the United States, Puerto Rico, the U.S. Virgin Islands and Canada, any time of the day or night, for a flat monthly rate. Discount pricing is available when Mediacom Phone is combined with our other services. International calling is also available at competitive rates. Mediacom Phone includes popular calling features, such as:
•	Voice mail;

•	Caller ID with name and number;

•	Call waiting;

•	Three-way calling; and

•	Enhanced Emergency 911 dialing
     Our phone customers may keep their existing phone number where local number portability is supported and use existing phones, jacks, outlets and in-home wiring.
     Mediacom Phone is delivered over the same network that carries our advanced video services and Mediacom Online. Key advantages of VoIP over traditional circuit-switched telephony include lower operating and capital costs and new advanced features that traditional circuit-switch telephony cannot provide. Customers receive a voice-enabled cable modem that digitizes voice signals and routes them as data packets, using IP technology, via our controlled broadband cable systems. Calls made to destinations outside of our systems are routed to the traditional public switched telephone network. Unlike Internet phone providers, such as Vonage, which utilize the Internet to transport telephone calls, Mediacom Phone uses our own controlled network along with the public switched telephone network to route calls. We believe this approach enables us to better oversee and maintain call and service quality, thereby providing a better overall customer experience.
     As of March 31, 2007, we had 78,000 phone customers, representing a 5.8% penetration of estimated marketable phone homes passed.
   Mediacom Business Services
     Through our network technology, we also provide a range of advanced data services for the commercial market. For small and medium-sized businesses, we offer several packages of high-speed data services that include business e-mail, webspace storage and several IP address options. Using our fiber-rich regional networks, we also offer customized Internet access and data transport solutions for large businesses, including the vertical markets of healthcare, financial services and education. Our services for large business are scalable and competitively priced and are designed to create point-to-point and point to multi-point networks offering dedicated Internet access and transparent local area networks.
     We believe that our existing cable infrastructure and experience with residential telephony will allow us to expand voice services to businesses starting in the second half of 2007. Our Mediacom Business Services group plans to target small and medium-sized businesses with a bundled package of high-speed data and feature-rich telephony services, including up to four lines per customer. Initial marketing will focus on our existing commercial HSD customers, and then extend to other small and medium-sized businesses in our markets.
   Advertising
     We generate revenues from the sale of advertising time on up to 44 satellite-delivered channels such as CNN, Lifetime, Discovery, ESPN, TBS and USA. We have an advertising sales infrastructure that includes in-house production facilities, production and administrative employees and a locally-based sales workforce. In many of our markets, we have entered into agreements with other cable operators to jointly sell local advertising, simplifying our prospective clients’ purchase of local advertising and expanding the reach of advertising they purchase. In some of these markets, we represent the advertising sales efforts of other cable operators; in other markets, other cable operators represent us. Additionally, national and regional interconnect agreements have been negotiated with other cable system operators to simplify the purchase of advertising time of our clients.
     We are currently exploring various means by which we could utilize advanced services such as VOD to increase advertising revenues. In 2006, we launched SmartShop, an advertising-supported VOD service that provides advertisers with a way to reach customers interested in viewing infomercials and local advertising. Video-enabled banner advertising allows customers to click through banner ads on our interactive guide to get to long-form VOD segments. Using our VOD platform to supply the long form advertisements allows advertisers to anonymously track aggregate viewing data.
Marketing and Sales
     We employ a wide range of sales channels to reach our customers, including outbound telemarketing and door-to-door sales. We use inbound telemarketing, our web site and advertising on our cable systems to increase awareness of the products and services we offer. Another important part of our strategy is the use of promotional offers, at times in partnership with programmers. Direct sales channels have also been established in local and national retail stores, where DBS providers have a strong presence.
     To demonstrate our customer-centered focus, we utilize the branding “ViP” to market our triple play bundle. We have enhanced our “ViP” offering with “ViP Extra,” a loyalty program rewarding customers for subscribing to the triple play with digital video service, including free VOD services and faster HSD speeds.

Description of Our Cable Systems
   Overview
     The following table provides an overview of selected operating and cable network data for our cable systems for the periods ended:

		December 31,			March 31,
	2006	2005	2004	2003	2007
Operating Data:
Core Video:
Estimated homes passed(1)	1,474,000	1,460,000	1,456,000	1,472,500	1,475,000
Basic subscribers(2)	751,000	773,000	783,000	819,300	740,000
Basic penetration(3)	50.9%	52.9%	53.8%	55.6%	50.2%
Digital Cable:
Digital customers(4)	304,000	289,000	236,000	231,600	305,000
Digital penetration(5)	40.5%	37.4%	30.1%	28.3%	41.2%
High Speed Data HSD customers(6)	320,000	266,000	205,000	157,800	331,000
HSD penetration(7)	21.7%	18.2%	14.1%	10.7%	22.4%
Phone:
Estimated marketable phone homes(8)	1,350,000	1,200,000	—	—	1,350,000
Phone customers(9)	71,000	17,500	—	—	78,000
Revenue Generating Units(10)	1,446,000	1,345,500	1,224,000	1,208,700	1,454,000
Cable Network Data:
Miles of cable distribution plant	19,785	19,700	19,500	19,750	19,860
Density(11)	75	74	75	75	74

(1)	Represents the estimated number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system’s service area.

(2)	Represents a dwelling with one or more television sets that receives a package of over-the-air broadcast stations, local access channels or certain satellite-delivered cable television services. Accounts that are billed on a bulk basis, which typically receive discounted rates, are converted into full-price equivalent basic subscribers by dividing total bulk billed basic revenues of a particular system by average cable rate charged to basic subscribers in that system. Basic subscribers include connections to schools, libraries, local government offices and employee households that may not be charged for limited and expanded cable services, but may be charged for our other services. Customers who exclusively purchase high-speed Internet and/or phone service are not counted as basic subscribers. Our methodology of calculating the number of basic subscribers may not be identical to those used by other companies offering similar services.

(3)	Represents basic subscribers as a percentage of estimated homes passed.

(4)	Represents customers receiving digital video services.

(5)	Represents digital customers as a percentage of basic subscribers.

(6)	Represents residential HSD customers and small to medium-sized commercial cable modem accounts billed at higher rates than residential customers. Small to medium-sized commercial accounts generally represent customers with bandwidth requirements of up to 10Mbps, and are converted to equivalent residential HSD customers by dividing their associated revenues by the applicable residential rate. Our HSD customers exclude large commercial accounts and include an insignificant number of dial-up customers. Our methodology of calculating HSD customers may not be identical to those used by other companies offering similar services.

(7)	Represents the number of total HSD customers as a percentage of estimated homes passed.

(8)	Represents estimated number of homes that we market phone service.

(9)	Represents customers receiving phone service.

(10)	Represents the sum of basic subscribers and digital, HSD and phone customers.

(11)	Represents estimated homes passed divided by miles of plant.
Technology Overview
     A central feature of our cable network is its hybrid fiber-optic coaxial (“HFC”) architecture. We believe that HFC architecture provides high capacity and reliability, which enables us to deliver high quality, interactive video and broadband services. We deliver our signals from central points known as headends and sub-points called hubs via fiber-optic cable to individual nodes serving an average of 325 homes. Coaxial cable is then connected from each node to the individual homes we serve. Our network design generally provides for six strands of fiber to each node, with two strands active and four strands “dark” or inactive.
     To continue the delivery of new services to our customers, we anticipate the need to increase the bandwidth capacity in most of our systems over the next several years. HFC architecture is engineered to accommodate new and existing bandwidth management initiatives that provide increased capacity and performance without extensive upgrades. Activating dark fiber at the node, known as node splitting, is one method we deploy to create additional network capacity so that we can accommodate increasing customer penetration of HSD and phone. We also use optical technology on our fiber network that allows for economical and efficient bandwidth increases. In the future we will deploy switched digital video, which will free up significant capacity for new and enhanced services by transmitting only those channels that are being viewed by customers at any given time. By maximizing the capabilities of our HFC network, we can create capacity for other uses such as significantly more HDTV channels and faster broadband speeds for our HSD customers.
     As of March 31, 2007, 99% of our cable network had greater than 550 megahertz (“MHz”) capacity and 1% had Standard 550MHz capacity. In 2007, we plan to upgrade a portion of our remaining 550MHz cable systems to 870MHz. MHz is a measure used to quantify bandwidth or the capacity to convey telecommunication services.
     As of March 31, 2007, our cable systems were operated from 19 headend facilities. These regional networks also have excess fiber-optic capacity to accommodate more capacity usage. Our ability to reach a greater number of our markets from a central location also makes it more efficient, in terms of capital investment, to introduce new and advanced services. We also overlaid on our regional networks the first segments of a video transport system, serving 96% of our video subscriber base. This system permits us to more efficiently manage video services like VOD from fewer locations and serves as the foundation for our digital simulcast initiative and our ultimate transition to an all-digital network.
Programming Supply
     We have various fixed-term contracts to obtain programming for our cable systems from programming suppliers whose compensation is typically based on a fixed monthly fee per customer. We negotiate programming contract renewals through a programming cooperative of which we are a member. We attempt to secure longer-term programming contracts, which may include marketing support and other incentives from programming suppliers.
     We also have various retransmission consent arrangements with commercial affiliated broadcast stations, which generally expire in December 2008. In some cases, retransmission consent has been contingent upon our carriage of satellite delivered cable programming offered by companies affiliated with the stations’ owners. In other cases, retransmission consent has been contingent on our purchase of advertising time or other kinds of cash payments.

     We expect our programming costs to remain our largest single expense item for the foreseeable future. In recent years, we have experienced a substantial increase in the cost of our programming, particularly sports programming, well in excess of the inflation rate or the change in the consumer price index. Our programming costs will continue to rise in the future due to increased costs to purchase programming, including the cost to secure retransmission consent.
Customer Care
     Providing superior customer care can help us to improve customer satisfaction, reduce churn and increase the penetration of advanced services. In an increasingly competitive environment, we clearly understand the strategic importance of customer service enhancement and continue to invest in both the hiring and training of our workforce and technologies that will enhance the customer experience.
     Three regional virtual contact centers, staffed with dedicated customer service and technical support representatives, are available to respond to customer inquiries on all product lines, including high-speed data and phone, 24 hours a day, seven days a week. The regional structure allows us to effectively manage and leverage resources, reduce answer times to customer calls through call-routing, and operate in a more cost-efficient manner.
     We benefit from locally-based service technicians who are given incentives to promote additional services to customers. In 2006, we launched a mobile field workforce management tool, whereby field technicians’ work is scheduled and routed more efficiently, work status is accounted for seamlessly, and HSD and phone products are provisioned with hand held units. We have also designed and developed a scheduling management tool for call center operations that is planned for full deployment in early 2007. This will give us the ability to schedule and manage resources in an optimal fashion for both customer satisfaction and cost control purposes. We are also expanding the capabilities of our web-based customer service platform, e-Care, to allow customers to order products via the Internet, in addition to managing their payments.
Community Relations
     We are dedicated to fostering strong relations with the communities we serve and believe that our local involvement strengthens the awareness of our brand and demonstrates our commitment to our communities. We support local charities and community causes in various ways, including events and campaigns to raise funds and supplies for persons in need and in-kind donations that include production services and free airtime on cable networks. We participate in the “Cable in the Classroom” program, which provides more than 1,400 schools with free video service and more than 200 schools with free high-speed Internet service. We provide free cable television service to over 1,200 government buildings, libraries and not-for-profit hospitals in our franchise areas.
     We also develop and provide exclusive local programming to our communities, a service not offered by direct broadcast satellite providers, our primary competition in the video business. Several of our cable systems have production facilities to create local programming, which includes local school sports events, fund-raising telethons by local chapters of national charitable organizations, local concerts and other entertainment. We believe increasing our emphasis on local programming builds customer loyalty.
Franchises
     Cable systems are generally operated under non-exclusive franchises granted by local governmental authorities. These franchises typically contain many conditions, such as: time limitations on commencement and completion of construction; conditions of service, including number of channels, types of programming and the provision of free service to schools and other public institutions; and the maintenance or posting of insurance or indemnity bonds by the cable operator. Many of the provisions of local franchises are subject to federal regulation under the Communications Act of 1934, or Communications Act, as amended.
     As of March 31, 2007, we held 380 cable television franchises. These franchises provide for the payment of fees to the issuing authority. In most of the cable systems, such franchise fees are passed through directly to the customers. The Cable Communications Policy Act of 1984, or 1984 Cable Act, prohibits franchising authorities from imposing franchise fees in excess of 5% of gross revenues from specified cable services and permits the cable operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances. Moreover, an Iowa court recently held that two Iowa cities that were imposing a 5% franchise fee could only collect amounts sufficient to cover their administrative expenses in exercising their police power.
     Substantially all of our cable systems require a franchise to operate. The table below groups the franchises of our cable systems by year of expiration and presents the approximate number and percentage of basic subscribers for each group as of March 31, 2007.

	Number of	Percentage of Total	Number of Basic	Percentage of Total
Year of Franchise Expiration	Franchises	Franchises	Subscribers	Basic Subscribers
March 2007 through March 2010	198	52.11%	424,900	57.42%
April 2011 and thereafter	182	47.89%	315,100	42.58%

Total	380	100.00%	740,000	100.00%

     We have never had a franchise revoked or failed to have a franchise renewed. In addition, substantially all of our franchises eligible for renewal have been renewed or extended prior to their stated expirations, and no franchise community has refused to consent to a franchise transfer to us. The 1984 Cable Act provides, among other things, for an orderly franchise renewal process in which franchise renewal will not be unreasonably withheld or, if renewal is denied and the franchising authority acquires ownership of the cable system or effects a transfer of the cable system to another person, the cable operator generally is entitled to the “fair market value” for the cable system covered by such franchise. In addition, the 1984 Cable Act established comprehensive renewal procedures, which require that an incumbent franchisee’s renewal application be assessed on its own merits and not as part of a comparative process with competing applications. We believe that we have satisfactory relationships with our franchising communities.
Competition
     We face intense competition from various communications and entertainment providers, principally DBS providers and certain regional and local telephone companies, many of whom have greater resources than we do. We operate in an industry that is subject to rapid and significant changes and developments in the marketplace, in technology and in the regulatory and legislative environment. We are unable to predict the effects, if any, of such future changes or developments on our business.
Video
  Direct Broadcast Satellite Providers
     DBS providers, principally DIRECTV, Inc. (“DirecTV”) and Echostar Communications Corporation (“Echostar”), are the cable industry’s most significant video competitors, having grown their customer base rapidly over the past several years. They now serve more than 28 million customers nationwide, according to publicly available information. In December 2006, Liberty Media Corporation (“Liberty”), a holding company that owns a broad range of communications, programming, and retailing businesses and investments, entered into a definitive agreement to acquire a controlling interest in DirecTV, which may alter this DBS provider’s competitive position.
     Our ability to compete with DBS service depends, in part, on the programming available to them and us for distribution. DirecTV and Echostar now offer more than 250 video channels of programming, much of it substantially similar to our video offerings. Federal laws passed in 1999 permit DBS providers to retransmit local broadcast channels to their customers, eliminating a significant advantage we had over DBS service. DirecTV also has an exclusive arrangement with the National Football League (“NFL”) to offer programming we cannot offer.
     In late 2005, DBS providers began to offer local HD broadcast signals of the four primary broadcast networks in certain major metropolitan markets across the U.S. They have stated their plans to expand this offering of local HD signals broadcast in markets representing up to 75% of U.S. TV households sometime in the near future.

DirecTV has also stated that it will be able to provide significantly more HD channels of national programming in 2007.
     DBS service has technological limitations because of its limited two-way interactivity, restricting DBS providers’ ability to compete in interactive video, HSD and voice services. In contrast, our broadband network has full two-way interactivity, giving us a single platform that is capable of delivering true VOD and SVOD services, as well as HSD and phone services.
     DBS providers are seeking to expand their services to include, among other things, a competitive high-speed data service, and have active marketing agreements under which major telephone companies sell DBS service bundled with their phone and high-speed data services. However, we believe that our delivery of multiple services from a single broadband platform is more cost effective than the DBS providers, giving us a long-term competitive advantage. We also believe our customers continue to prefer the bundle of products and services we offer and the convenience of having a single provider contact for ordering, scheduling, provisioning, billing and customer care. In addition, we have a meaningful presence in our customers’ communities, including the proprietary local content we produce in several of our markets. DBS providers are not locally-based and do not have the ability to offer locally-produced programming.
   Traditional Overbuilds
     Cable television systems are operated under non-exclusive franchises granted by local authorities. More than one cable system may legally be built in the same area by another cable operator, a local utility or another service provider. Some of these competitors, such as municipally-owned entities, may be granted franchises on more favorable terms or conditions or enjoy other advantages such as exemptions from taxes or regulatory requirements to which we are subject. A number of cities have constructed their own cable systems, in a manner similar to city-provided utility services. In certain communities in Iowa, competition from municipally-owned entities may increase because of recently passed local legislation that allows these communities to form entities to compete with us. We believe that various entities are currently offering cable service to an estimated 15.8% of the estimated homes passed in our markets; most of these entities were operating prior to our ownership of the affected cable television systems.
   Telephone Companies
     In addition to their joint-marketing alliances with DBS providers, telephone companies such as Verizon Communications Inc. and AT&T Inc. are constructing and operating new fiber networks that replace their existing networks and allow them to offer video services, in addition to improved voice and high speed data services. These telephone companies have substantial resources. Legislation was recently passed in a number of states, and similar legislation is pending, or has been proposed, in certain other states, to allow local telephone companies and other competitors to deliver services in competition with our cable service without obtaining equivalent local franchises. While the video competition we face from telephone companies is currently very limited, a recent press report stated that Quest Communications International was considering entering the video services market in Iowa because of the recent law change that provides for state-issued franchises. Such an entry by Quest in Iowa or if other telephone companies decide to rebuild their networks in our markets and begin to offer video services could present a significant competitive challenge to us.
   Other
     We also have other actual or potential video competitors, including broadcast television stations, private home dish earth stations, multichannel multipoint distribution services, known as MMDS (which deliver programming services over microwave channels licensed by the FCC); satellite master antenna television systems (which use technology similar to MMDS and generally serve condominiums, apartment complexes and other multiple dwelling units); new services such as wireless local multipoint distribution service; and potentially new services, such as multichannel video distribution and data service. Video streaming over internet websites is also increasing. We currently have limited competition from these competitors.

   High Speed Data
     Our HSD service competes primarily with digital subscriber line (“DSL”) services offered by telephone companies. Many of these competitors have substantial resources.
     DSL technology provides Internet access at data transmission speeds greater than that of standard telephone line or “dial-up” modems, putting DSL service in direct competition with our cable modem service. As discussed above, certain major telephone companies are currently constructing and beginning to operate new fiber networks, allowing them to offer significantly faster high-speed data services compared to DSL technology. We expect the competitiveness of telephone companies to increase in high-speed data, as they respond to our entry into their phone business.
     DBS providers have attempted to compete with our HSD service, but their satellite-delivered service has had limited success given its technical constraints. DBS providers continue to explore other options for the provision of high-speed data services. Industry reports suggest that they will soon announce some form of affiliation with other companies to provide high-speed Internet access through a delivery system that combines satellite communications with terrestrial wireless networks.
     Other potential competitors include companies seeking to provide high-speed Internet services using wireless technologies. Certain electric utilities also have announced plans to deliver broadband services over their electrical distribution networks, and if they are able to do so, they could become formidable competitors given their resources.
   Phone
     Mediacom Phone principally competes with the phone services offered by incumbent telephone companies. The incumbent telephone companies have substantial capital and other resources, longstanding customer relationships, extensive existing facilities and network rights-of-way. In addition, Mediacom Phone competes with services offered by other VoIP providers, such as Vonage, that do not have their own network but provide their service through a consumer’s high-speed Internet connection.
   Other Competition
     The FCC has adopted regulations and policies for the issuance of licenses for digital television (“DTV”) to incumbent television broadcast licensees. DTV television can deliver HD television pictures and multiple digital-quality program streams, as well as CD-quality audio programming and advanced digital services, such as data transfer or subscription video. Over-the-air DTV subscription service is now available in a few cities in the United States.
     The quality of streaming video over the Internet and into homes and businesses continues to improve. These services are also becoming more available as the use of high speed Internet access becomes more widespread. In the future, it is possible that video streaming will compete with the video services offered by cable operators and other providers of video services. For instance, certain programming suppliers have begun to market their content directly to consumers through video streaming over the Internet, bypassing cable operators or DBS providers as video distributors, although the cable operators may remain as the providers of high-speed Internet access service.
Employees
     As of December 31, 2006, we employed 2,319 full-time employees and 46 part-time employees. As of March 31, 2007, we employed 2,330 full-time employees and 39 part-time employees. None of our employees are organized or are covered by a collective bargaining agreement. We consider our relations with our employees to be satisfactory.

Properties
     Our principal physical assets consist of cable television operating plant and equipment, including signal receiving, encoding and decoding devices, headend facilities and distribution systems and equipment at or near customers’ homes for each of the systems. The signal receiving apparatus typically includes a tower, antenna, ancillary electronic equipment and earth stations for reception of satellite signals. Headend facilities are located near the receiving devices. Our distribution system consists primarily of coaxial and fiber optic cables and related electronic equipment. Customer premise equipment consists of set-top devices and cable modems.
     Our cable television plant and related equipment generally are attached to utility poles under pole rental agreements with local public utilities; although in some areas the distribution cable is buried in underground ducts or trenches. The physical components of the cable systems require maintenance and periodic upgrading to improve system performance and capacity.
     We own and lease the real property housing our regional call centers, business offices and warehouses throughout our operating regions. Our headend facilities, signal reception sites and microwave facilities are located on owned and leased parcels of land, and we generally own the towers on which certain of our equipment is located. We own most of our service vehicles. We believe that our properties, both owned and leased, are in good condition and are suitable and adequate for our operations.
   Legal Proceedings
     We are involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, operations or cash flows.

LEGISLATION AND REGULATION
General
     Federal, state and local laws regulate the development and operation of cable communications systems. In the following paragraphs, we summarize the federal laws and regulations materially affecting us and other cable operators. We also provide a brief description of certain relevant state and local laws. Currently few laws or regulations apply to Internet services. Existing federal, state and local laws and regulations and state and local franchise requirements are currently the subject of judicial proceedings, legislative hearings and administrative proceedings that could change, in varying degrees, the manner in which cable systems operate. Neither the outcome of these proceedings nor their impact upon the cable industry or our business, financial condition or results of operations can be predicted at this time.
Federal Regulation
     The principal federal statutes governing the cable industry, the Communications Act of 1934, as amended by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996 (collectively, the “Cable Act”), establish the federal regulatory framework for the industry. The Cable Act allocates principal responsibility for enforcing the federal policies among the Federal Communications Commission (“FCC”) and state and local governmental authorities.
     The Cable Act and the regulations and policies of the FCC affect significant aspects of our cable system operations, including:
•	subscriber rates;

•	the content of the programming we offer to subscribers, as well as the way we sell our program packages to subscribers;

•	the use of our cable systems by the local franchising authorities, the public and other unrelated companies;

•	our franchise agreements with local governmental authorities;

•	cable system ownership limitations and prohibitions; and

•	our use of utility poles and conduit.
     The FCC and some state regulatory agencies regularly conduct administrative proceedings to adopt or amend regulations implementing the statutory mandate of the Cable Act. At various times, interested parties to these administrative proceedings challenge the new or amended regulations and policies in the courts with varying levels of success. Further court actions and regulatory proceedings may occur that might affect the rights and obligations of various parties under the Cable Act. The results of these judicial and administrative proceedings may materially affect the cable industry and our business, financial condition and results of operations.
   Subscriber Rates
     The Cable Act and the FCC’s regulations and policies limit the ability of cable systems to raise rates for basic services and customer equipment. No other rates are subject to regulation. Federal law exempts cable systems from all rate regulation in communities that are subject to effective competition, as defined by federal law and where affirmatively declared by the FCC. Federal law defines effective competition as existing in a variety of circumstances that are increasingly satisfied with the increases in DBS penetration and the announced plans of some local phone companies to offer comparable video service. Although the FCC is conducting a proceeding that may streamline the process for obtaining effective competition determinations, neither the outcome of this proceeding nor its impact upon the cable industry or our business, financial condition or results of operations can be predicted at this time.
     Where there is no effective competition to the cable operator’s services, federal law gives local franchising authorities the ability to regulate the rates charged by the operator for:
•	the lowest level of programming service offered by the cable operator, typically called basic service, which includes, at a minimum, the local broadcast channels and any public access or governmental channels that are required by the operator’s franchise;

•	the installation of cable service and related service calls; and

•	the installation, sale and lease of equipment used by subscribers to receive basic service, such as converter boxes and remote control units.
     Local franchising authorities who wish to regulate basic service rates and related equipment rates must first affirmatively seek and obtain FCC certification to regulate by following a simplified FCC certification process and agreeing to follow established FCC rules and policies when regulating the cable operator’s rates. Currently, the majority of the communities we serve have not sought such certification to regulate our rates.
     Several years ago, the FCC adopted detailed rate regulations, guidelines and rate forms that a cable operator and the local franchising authority must use in connection with the regulation of basic service and equipment rates. The FCC adopted a benchmark methodology as the principal method of regulating rates. However, if this methodology produces unacceptable rates, the operator may also justify rates using either a detailed cost-of-service methodology or an add-on to the benchmark rate based on the additional capital cost and certain operating expenses resulting from qualifying upgrades to the cable plant. The Cable Act and FCC rules also allow franchising authorities to regulate equipment and installation rates on the basis of actual cost plus a reasonable profit, as defined by the FCC.
     If the local franchising authority concludes that a cable operator’s rates exceed what is permitted under the FCC’s rate rules, the local franchising authority may require the cable operator to reduce rates and to refund overcharges to subscribers, with interest. The cable operator may appeal adverse local rate decisions to the FCC.
     The FCC’s regulations allow a cable operator to modify regulated rates on a quarterly or annual basis to account for changes in:
•	the number of regulated channels;

•	inflation; and

•	certain external costs, such as franchise and other governmental fees, copyright and retransmission consent fees, taxes, programming fees and franchise-imposed obligations.
     The Cable Act and/or the FCC’s regulations also:
•	require cable operators to charge uniform rates throughout each franchise area that is not subject to effective competition;

•	prohibit regulation of non-predatory bulk discount rates offered by cable operators to subscribers in multiple dwelling units; and

•	permit regulated equipment rates to be computed by aggregating costs of broad categories of equipment at the franchise, system, regional or company level.

     Reversing the findings of a November 2004 report, the FCC released a report in February 2006 finding that consumers could benefit under certain a la carte models for delivery of video programming. This report did not specifically recommend or propose the adoption of any specific rules by the FCC and it did not endorse a pure a la carte model where subscribers could purchase specific channels without restriction. Instead, it favored tiers plus individual channels or smaller theme-based tiers. Shortly after release of the report, the FCC voted to seek additional information as to whether cable systems with at least 36 channels are available to at least 70 percent of U.S. homes and whether 70 percent of households served by those systems subscribe. If so, the FCC may have additional discretion under the Cable Act to promulgate additional rules necessary to promote diversity of information sources. The FCC did not specify what rules it would seek to promulgate; however, the Chairman of the FCC has expressed support for family-friendly tiers of programming and availability of programming on an a la carte basis. Certain cable operators have responded by announcing that they will launch “family-friendly” programming tiers. It is not certain whether those efforts will ultimately be regarded as a sufficient response. Congress may also consider legislation regarding programming packaging, bundling or a la carte delivery of programming. Any such requirements could fundamentally change the way in which we package and price our services. We cannot predict the outcome of any current or future FCC proceedings or legislation in this area, or the impact of such proceedings on our business at this time.
   Content Requirements
   Must Carry and Retransmission Consent
     The FCC’s regulations contain broadcast signal carriage requirements that allow local commercial television broadcast stations to elect once every three years whether to require a cable system:
•	to carry the station, subject to certain exceptions; or

•	to negotiate the terms by which the cable system may carry the station on its cable systems, commonly called retransmission consent.
     The Cable Act and the FCC’s regulations require a cable operator to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations. The Cable Act and the FCC’s rules also give certain local non-commercial educational television stations mandatory carriage rights, but not the option to negotiate retransmission consent. Additionally, cable systems must obtain retransmission consent for carriage of:
•	all distant commercial television stations, except for certain commercial satellite-delivered independent superstations such as WGN;

•	commercial radio stations; and

•	certain low-power television stations.
     Under legislation enacted in 1999, Congress barred broadcasters from entering into exclusive retransmission consent agreements (extended through 2009) and required that broadcasters negotiate retransmission consent agreements in “good faith.” In 2004, Congress extended this “good faith” requirement to cover all multi-channel video programming distributors, including cable operators.
     Must-carry obligations may decrease the attractiveness of the cable operator’s overall programming offerings by including less popular programming on the channel line-up, while cable operators may need to provide some form of consideration to broadcasters to obtain retransmission consent to carry more popular programming. We carry both broadcast stations based on must-carry obligations and others that have granted retransmission consent.
     No later than February 18, 2009, all television stations must broadcast solely in digital format. After February 17, 2009, broadcasters must return their analog spectrum. The FCC has issued a decision that effectively requires mandatory carriage of local television stations that surrender their analog channel and broadcast only digital signals. These stations are entitled to request carriage in their choice of digital or converted analog format. Stations transmitting in both digital and analog formats (“Dual Format Broadcast Stations”), which is permitted during the transition period, have no carriage rights for the digital format during the transition unless and until they turn in their analog channel. The FCC has recently reaffirmed that cable operators are not required to carry the digital signal of Dual Format Broadcast Stations that currently have must-carry rights for their analog signals, however, changes in the composition of the Commission as well as proposals currently under consideration could result in an obligation to carry both the analog and digital version of local broadcast stations. In addition to rejecting a “dual carriage” requirement during the transition, the FCC also confirmed that a cable operator need only carry a broadcaster’s “primary video” service (rather than all of the digital “multi-cast” services), both during and after the transition. However, in April 2007, the FCC opened a proceeding to determine whether it should require cable operators retransmitting the digital signal to carry more than just the primary digital video service. The adoption, by legislation or FCC regulation, of additional must-carry requirements would have a negative impact on us because it would reduce available channel capacity and thereby could require us to either discontinue other channels of programming or restrict our ability to carry new channels of programming or other services that may be more desirable to our customers.
     In the Satellite Home Viewer Extension and Reauthorization Act of 2004 (“SHVERA”), Congress directed the FCC to conduct an inquiry and submit a report to Congress regarding the impact on competition in the multichannel video programming distribution market of the Cable Act’s provisions and the FCC’s rules on retransmission consent, network non-duplication, syndicated exclusivity, and sports blackouts. The FCC completed this inquiry and submitted the required report to Congress in September 2005. While generally recommending that Congress continue its efforts to “harmonize” the rules applicable to cable, DBS and other multichannel video programming distributors to the extent feasible in light of technological differences, the FCC found that it was unnecessary to recommend any specific statutory amendments “at this time.” Rather, the FCC concluded that specific suggestions for change should await the results of a pair of companion studies to be conducted by the Copyright Office pursuant to SHVERA, the results of which are discussed below in the Copyright section.
     A substantial number of local broadcast stations carried by our cable television systems have elected to negotiate for retransmission consent, and we have successfully negotiated retransmission consent agreements with most of them.
   Tier Buy Through
     The Cable Act and the FCC’s regulations require our cable systems, other than those systems which are subject to effective competition, to permit subscribers to purchase video programming we offer on a per channel or a per program basis without the necessity of subscribing to any tier of service other than the basic service tier.
     The FCC is reviewing a complaint with respect to another cable operator to determine whether certain charges routinely assessed by many cable operators, including us, to obtain access to digital services, violate this “anti-buy-through” provision. Any decision that requires us to restructure or eliminate such charges would have an adverse effect on our business.
   Program Access
     To increase competition between cable operators and other video program distributors, the Cable Act and the FCC’s regulations:
•	preclude any satellite video programmer affiliated with a cable company, or with a common carrier providing video programming directly to its subscribers, from favoring an affiliated company over competitors;

•	require such programmers to sell their programming to other unaffiliated video program distributors; and

•	limit the ability of such programmers to offer exclusive programming arrangements to cable operators.

     The FCC has recently commenced a proceeding to consider whether the exclusivity restrictions in the program-access rules should be allowed to sunset.
  Other Programming
     Federal law actively regulates other aspects of our programming, involving such areas as:
•	our use of syndicated and network programs and local sports broadcast programming;

•	advertising in children’s programming;

•	political advertising;

•	origination cablecasting;

•	adult programming;

•	sponsorship identification; and

•	closed captioning of video programming.
   Use of Our Cable Systems by the Government and Unrelated Third Parties
     The Cable Act allows local franchising authorities and unrelated third parties to obtain access to a portion of our cable systems’ channel capacity for their own use. For example, the Cable Act:
•	permits franchising authorities to require cable operators to set aside channels for public, educational and governmental access programming; and

•	requires a cable system with 36 or more activated channels to designate a significant portion of its channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator.
     The FCC regulates various aspects of third party commercial use of channel capacity on our cable systems, including:
•	the maximum reasonable rate a cable operator may charge for third party commercial use of the designated channel capacity;

•	the terms and conditions for commercial use of such channels; and

•	the procedures for the expedited resolution of disputes concerning rates or commercial use of the designated channel capacity.
   Franchise Matters
     We have non-exclusive franchises in virtually every community in which we operate that authorize us to construct, operate and maintain our cable systems. Although franchising matters are normally regulated at the local level through a franchise agreement and/or a local ordinance, the Cable Act provides oversight and guidelines to govern our relationship with local franchising authorities.

     For example, the Cable Act and/or FCC regulations and determinations:
     Provide guidelines for the exercise of local regulatory authority that:
•	affirm the right of franchising authorities, which may be state or local, depending on the practice in individual states, to award one or more franchises within their jurisdictions;

•	generally prohibit us from operating in communities without a franchise;

•	permit local authorities, when granting or renewing our franchises, to establish requirements for cable-related facilities and equipment, but prohibit franchising authorities from establishing requirements for specific video programming or information services other than in broad categories; and

•	permit us to obtain modification of our franchise requirements from the franchise authority or by judicial action if warranted by commercial impracticability.
     Generally prohibit franchising authorities from:
•	imposing requirements during the initial cable franchising process or during franchise renewal that require, prohibit or restrict us from providing telecommunications services;

•	imposing franchise fees on revenues we derive from providing telecommunications or information services over our cable systems;

•	restricting our use of any type of subscriber equipment or transmission technology; and

•	requiring payment of franchise fees to the local franchising authority in excess of 5.0% of our gross revenues derived from providing cable services over our cable system.
     Encourage competition with existing cable systems by:
•	allowing municipalities to operate their own cable systems without franchises; and

•	preventing franchising authorities from granting exclusive franchises or from unreasonably refusing to award additional franchises covering an existing cable system’s service area including permitting competitors to use the rights-of-ways and to begin operation of cable systems no less than 90 days after submitting a franchise application.
     Provide renewal procedures:
•	The Cable Act contains renewal procedures designed to protect us against arbitrary denials of renewal of our franchises although, under certain circumstances, the franchising authority could deny us a franchise renewal. Moreover, even if our franchise is renewed, the franchising authority may seek to impose upon us new and more onerous requirements, such as significant upgrades in facilities and services or increased franchise fees as a condition of renewal to the extent permitted by law. Similarly, if a franchising authority’s consent is required for the purchase or sale of our cable system or franchise, the franchising authority may attempt to impose more burdensome or onerous franchise requirements on the purchaser in connection with a request for such consent. Historically, cable operators providing satisfactory service to their subscribers and complying with the terms of their franchises have usually obtained franchise renewals. We believe that we have generally met the terms of our franchises and have provided quality levels of service. We anticipate that our future franchise renewal prospects generally will be favorable.

•	Various courts have considered whether franchising authorities have the legal right to limit the number of franchises awarded within a community and to impose substantive franchise requirements. These decisions have been inconsistent and, until the U.S. Supreme Court rules definitively on the scope of cable operators’ First Amendment protections, the legality of the franchising process generally and of various specific franchise requirements is likely to be in a state of flux. Furthermore, the FCC recently issued an Order that limits the ability of local franchising authorities to impose certain “unreasonable” requirements, such as public, governmental and educational access, institutional networks and build-out requirements, when issuing competitive franchises. The Order effectively permits competitors with existing rights to use the rights-of-ways to begin operation of cable systems no later than 90 days and all others 180 days after filing a franchise application and preempts conflicting existing local laws, regulations and requirements including level-playing field provisions. We cannot determine the outcome of any potential new rules on our business; however, any change that would lessen the local franchising burdens and requirements imposed on our competitors relative to those that are or have been imposed on us could harm our business.
     The Cable Act allows cable operators to pass franchise fees on to subscribers and to separately itemize them on subscriber bills. In 2003, an appellate court affirmed an FCC ruling that franchise fees paid by cable operators on non-subscriber related revenue (such as cable advertising revenue and home shopping commissions) might be passed through to subscribers and itemized on subscriber bills regardless of the source of the revenues on which they were assessed.
     In connection with its decision in 2002 classifying high-speed Internet services provided over a cable system as interstate information services, the FCC stated that revenues derived from cable operators’ Internet services should not be included in the revenue base from which franchise fees are calculated. Although the United States Supreme Court subsequently held that cable modem service was properly classified by the FCC as an “information service,” freeing it from regulation as a “telecommunications service,” it recognized that the FCC has jurisdiction to impose regulatory obligations on facilities based Internet Service Providers. The FCC has an ongoing rulemaking to determine whether to impose regulatory obligations on such providers, including us. Because of the FCC’s decision, we are no longer collecting and remitting franchise fees on our high-speed Internet service revenues. We are unable to predict the ultimate resolution of these matters but do not expect that any additional franchise fees we may be required to pay will be material to our business and operations.
   Ownership Limitations
     The FCC previously adopted nationwide limits on the number of subscribers under the control of a cable operator and on the number of channels that can be occupied on a cable system by video programming in which the cable operator has an interest. The U.S. Court of Appeals for the District of Columbia Circuit reversed the FCC’s decisions implementing these statutory provisions and remanded the case to the FCC for further proceedings. The FCC Chairman has reportedly recently circulated a proposal that would impose a 30% national cap on cable operators as measured by number of pay TV subscribers.
     The 1996 amendments to the Cable Act eliminated the statutory prohibition on the common ownership, operation or control of a cable system and a television broadcast station in the same service area. The identical FCC regulation subsequently has been invalidated by a federal appellate court.
     The 1996 amendments to the Cable Act made far-reaching changes in the relationship between local telephone companies and cable service providers. These amendments:
•	eliminated federal legal barriers to competition in the local telephone and cable communications businesses, including allowing local telephone companies to offer video services in their local telephone service areas;

•	preempted legal barriers to telecommunications competition that previously existed in state and local laws and regulations;

•	set basic standards for relationships between telecommunications providers; and

•	generally limited acquisitions and prohibited joint ventures between local telephone companies and cable operators in the same market.
     Pursuant to these changes in federal law, local telephone companies may now provide service as traditional cable operators with local franchises or they may opt to provide their programming over open video systems, subject to certain conditions, including, but not limited to, setting aside a portion of their channel capacity for use by unaffiliated program distributors on a non-discriminatory basis. Open video systems are exempt from certain regulatory obligations that currently apply to cable operators. The decision as to whether an operator of an open video system must obtain a local franchise is left to each community.
     The 1996 amendments to the Cable Act allow registered utility holding companies and subsidiaries to provide telecommunications services, including cable television, notwithstanding the Public Utilities Holding Company Act of 1935, as amended. In 2004, the FCC adopted rules: (i) that affirmed the ability of electric service providers to provide broadband Internet access services over their distribution systems; and (ii) that seek to avoid interference with existing services. Electric utilities could be formidable competitors to cable system operators.
     Legislation was recently passed in several states and similar legislation is pending, or has been proposed, in certain other states and in Congress, to allow local telephone companies or other competitors to deliver services in competition with our cable service without obtaining equivalent local franchises. Such a legislatively granted advantage to our competitors could adversely affect our business. The effect of such initiatives, if any, on our obligation to obtain local franchises in the future or on any of our existing franchises, many of which have years remaining in their terms, cannot be predicted in all cases. In some cases, we may become eligible for state issued franchises on comparable terms and conditions as our existing franchises expire or as competitive franchises are issued.
     The Cable Act generally prohibits us from owning or operating a satellite master antenna television system or multichannel multipoint distribution system in any area where we provide franchised cable service and do not have effective competition, as defined by federal law. We may, however, acquire and operate a satellite master antenna television system in our existing franchise service areas if the programming and other services provided to the satellite master antenna television system subscribers are offered according to the terms and conditions of our local franchise agreement.
   Cable Equipment
     The Cable Act and FCC regulations seek to promote competition in the delivery of cable equipment by giving consumers the right to purchase set-top converters from third parties as long as the equipment does not harm the network, does not interfere with services purchased by other customers and is not used to receive unauthorized services. Over a multi-year phase-in period, the rules also require multichannel video programming distributors, other than direct broadcast satellite operators, to separate security from non- security functions in set-top converters to allow third party vendors to provide set-tops with basic converter functions. To promote compatibility of cable television systems and consumer electronics equipment, the FCC recently adopted rules implementing “plug and play” specifications for one-way digital televisions. The rules require cable operators to provide “CableCard” security modules and support for digital televisions equipped with built-in set-top functionality. The FCC continues to push the cable television and consumer electronics industries to develop two-way “plug and play” specifications.
     Beginning July 1, 2007, cable operators will be prohibited from leasing digital set-top terminals that integrate security and basic navigation functions. In August 2006, the D.C. Court of Appeals denied the cable industry’s appeal of this integration ban. Also in August 2006, on behalf of all cable operators, the National Cable and Telecommunications Association (“NCTA”) filed a request for waiver with the FCC until a downloadable security solution is available or after the 2009 digital transition, whichever occurs earlier. At present, this and certain waiver requests filed by other providers were still pending. In January 2007, the FCC denied a waiver request by Comcast Corporation while granting waivers for a small cable operator and Cablevision Systems Corporation. In May 2007, the FCC granted Charter Communications Inc.’s waiver request citing Charter’s severe financial difficulties and it also granted conditional waivers to Millennium Telcom, LLC and GCI Cable, Inc. based on commitments to migrate their systems to all-digital on or before February 17, 2009. Based on the FCC’s waiver decisions to date, it appears likely that the NCTA’s general waiver petition will be denied as will any other waivers that are not limited in time or based on a date-certain changeover to all digital service. Comcast has sought review of this decision by the full FCC. The impact of the FCC’s decisions on us cannot yet be measured and we continue to examine our compliance or waiver options.
   Pole Attachment Regulation
     The Cable Act requires certain public utilities, defined to include all local telephone companies and electric utilities, except those owned by municipalities and co-operatives, to provide cable operators and telecommunications carriers with nondiscriminatory access to poles, ducts, conduit and rights-of-way at just and reasonable rates. This right to access is beneficial to us. Federal law also requires the FCC to regulate the rates, terms and conditions imposed by such public utilities for cable systems’ use of utility pole and conduit space unless state authorities have demonstrated to the FCC that they adequately regulate pole attachment rates, as is the case in certain states in which we operate. In the absence of state regulation, the FCC will regulate pole attachment rates, terms and conditions only in response to a formal complaint. The FCC adopted a new rate formula that became effective in 2001 which governs the maximum rate certain utilities may charge for attachments to their poles and conduit by companies providing telecommunications services, including cable operators.
     This telecommunications services formula which produces higher maximum permitted attachment rates applies only to cable television systems which elect to offer telecommunications services. The FCC ruled that the provision of Internet services would not, in and of itself, trigger use of the new formula. The Supreme Court affirmed this decision and held that the FCC’s authority to regulate rates for attachments to utility poles extended to attachments by cable operators and telecommunications carriers that are used to provide Internet service or for wireless telecommunications service. The Supreme Court’s decision upholding the FCC’s classification of cable modem service as an information service should strengthen our ability to resist such rate increases based solely on the delivery of cable modem services over our cable systems. As we continue our deployment of cable telephony and certain other advanced services, utilities may continue to seek to invoke the higher rates.
     As a result of the Supreme Court case upholding the FCC’s classification of cable modem service as an information service, the 11th Circuit has considered whether there are circumstances in which a utility can ask for and receive rates from cable operators over and above the rates set by FCC regulation. In the 11th Circuit’s decision upholding the FCC rate formula as providing pole owners with just compensation, the 11th Circuit also determined that there were a limited set of circumstances in which a utility could ask for and receive rates from cable operators over and above the rates set by the formula. After this determination, Gulf Power pursued just such a claim based on these limited circumstances before the FCC. The Administrative Law Judge appointed by the FCC to determine whether the circumstances were indeed met ultimately determined that Gulf Power could not demonstrate that those circumstances were met. Gulf Power has since filed formal exceptions to the decision and asked the full Commission to adopt a new order consistent with its claims for compensation. Should Gulf Power fail to receive such a ruling form the full Commission, it could pursue its claims in the federal courts.
   Other Regulatory Requirements of the Cable Act and the FCC
     The FCC has adopted cable inside wiring rules to provide a more specific procedure for the disposition of residential home wiring and internal building wiring that belongs to an incumbent cable operator that is forced by the building owner to terminate its cable services in a building with multiple dwelling units.
     The Cable Act and/or FCC rules include provisions, among others, regulating other parts of our cable operations, involving such areas as:
•	equal employment opportunity;

•	consumer protection and customer service;

•	technical standards and testing of cable facilities;

•	consumer electronics equipment compatibility;

•	registration of cable systems;

•	maintenance of various records and public inspection files;

•	microwave frequency usage; and

•	antenna structure notification, marking and lighting.
     The FCC may enforce its regulations through the imposition of fines, the issuance of cease and desist orders or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate transmission facilities often used in connection with cable operations. The FCC routinely conducts rulemaking proceedings that may change its existing rules or lead to new regulations. We are unable to predict the impact that any further FCC rule changes may have on our business and operations.
   Copyright
     Our cable systems typically include in their channel line-ups local and distant television and radio broadcast signals, which are protected by the copyright laws. We generally do not obtain a license to use this programming directly from the owners of the copyrights associated with this programming, but instead comply with an alternative federal compulsory copyright licensing process. In exchange for filing certain reports and contributing a percentage of our revenues to a federal copyright royalty pool, we obtain blanket permission to retransmit the copyrighted material carried on these broadcast signals. The nature and amount of future copyright payments for broadcast signal carriage cannot be predicted at this time.
     In 1999, Congress modified the satellite compulsory license in a manner that permits DBS providers to become more competitive with cable operators. In 2004, Congress adopted legislation extending this authority through 2009. The 2004 legislation also directed the Copyright Office to submit a report to Congress by June 2008 recommending any changes to the cable and satellite licenses that the Office deems necessary. The elimination or substantial modification of the cable compulsory license could adversely affect our ability to obtain suitable programming and could substantially increase the cost of programming that remains available for distribution to our subscribers. We are unable to predict the outcome of any legislative or agency activity related to either the cable compulsory license or the right of direct broadcast satellite providers to deliver local or distant broadcast signals.
     The United States Copyright Office has commenced inquiries soliciting comment on petitions it received seeking clarification and revisions of certain cable compulsory copyright license reporting requirements and clarification of certain issues relating to the application of the compulsory license to the carriage of digital broadcast stations. The petitions seek, among other things: (i) clarification of the inclusion in gross revenues of digital converter fees, additional set fees for digital service and revenue from required “buy throughs” to obtain digital service; (ii) reporting of “dual carriage” and multicast signals; and (iii) revisions to the Copyright Office’s rules and Statement of Account forms, including increased detail regarding services, rates and subscribers, additional information regarding non-broadcast tiers of service, cable headend location information, community definition clarification and identification of the county in which the cable community is located and the effect of interest payments on potential liability for late filing. In addition, the Copyright Office has before it, and may solicit comment on two additional petitions that seek clarification of (i) the definition of a “network” station for purposes of the compulsory license and (ii) payment for certain distant signals in communities where the signal is not carried, dubbed “phantom signals.” Furthermore, the Copyright Office is reviewing an approach by which all copyright payments would be computed electronically by a system administered by the Copyright Office that may not reflect the unique circumstances of each of our systems and/or groupings of systems. We cannot predict the outcome of any such inquiries, rulemakings or proceedings; however, it is possible that certain changes in the rules or copyright compulsory license fee computations or compliance procedures could have an adverse affect on our business by increasing our copyright compulsory license fee costs or by causing us to reduce or discontinue carriage of certain broadcast signals that we currently carry on a discretionary basis.
     In February 2006, the Copyright Office reported to Congress regarding certain aspects of the satellite compulsory license as required by SHVERA. The Copyright Office concluded that: (i) the current DBS compulsory license royalty fee for distant signals did not reflect fair market value; (ii) copyright owners should have the right to audit the statements of account submitted by DBS providers; and (iii) the cost of administering the compulsory license system be paid by those using the copyrighted material. Neither the outcome of those proceedings, their impact on cable television operators, nor their impact on subsequent legislation, regulations, the cable industry, or our business and operations can be predicted at this time.
     In April 2007, the Copyright Office issued a Notice of Inquiry as required by the Satellite Home Viewer Extension and Reauthorization Act of 2004 which will result in a report to Congress by June 30, 2008. Among other things, the report must address, at a minimum, a comparison of the royalties under the compulsory license schemes for cable and satellite providers, whether the differences between the licensing schemes is justified, whether retention of any compulsory license is justified, whether there is a correlation between copyright fees paid and subscriber rates and the issues that may arise from application of the licenses to digital signals. The Notice of Inquiry also seeks to explore the relationship between the compulsory license fees and retransmission consent costs as well as possibly expanding the compulsory license to video streaming on the Internet.
     Copyrighted material in programming supplied to cable television systems by pay cable networks and basic cable networks is licensed by the networks through private agreements with the copyright owners. These entities generally offer through to-the-viewer licenses to the cable networks that cover the retransmission of the cable networks’ programming by cable television systems to their customers.
     Our cable systems also utilize music in other programming and advertising that we provide to subscribers. The rights to use this music are controlled by various music performing rights organizations from which performance licenses must be obtained. Cable industry representatives negotiated standard license agreements with the largest music performing rights organizations covering locally originated programming, including advertising inserted by the cable operator in programming produced by other parties. These standard agreements require the payment of music license fees for earlier time periods, but such license fees have not had a significant impact on our business and operations.
   Interactive Television
     The FCC has issued a Notice of Inquiry covering a wide range of issues relating to interactive television (“ITV”). Examples of ITV services are interactive electronic program guides and access to a graphic interface that provides supplementary information related to the video display. In the near term, cable systems are likely to be the platform of choice for the distribution of ITV services. The FCC posed a series of questions including the definition of ITV, the potential for discrimination by cable systems in favor of affiliated ITV providers, enforcement mechanisms, and the proper regulatory classification of ITV service.
   Privacy
     The Cable Act imposes a number of restrictions on the manner in which cable television operators can collect, disclose and retain data about individual system customers and requires cable operators to take such actions as necessary to prevent unauthorized access to such information. The statute also requires that the system operator periodically provide all customers with written information about its policies including the types of information collected; the use of such information; the nature, frequency and purpose of any disclosures; the period of retention; the times and places where a customer may have access to such information; the limitations placed on the cable operator by the Cable Act; and a customer’s enforcement rights. In the event that a cable television operator is found to have violated the customer privacy provisions of the Cable Act, it could be required to pay damages, attorneys’ fees and other costs. Certain of these Cable Act requirements have been modified by certain more recent federal laws. Other federal laws currently impact the circumstances and the manner in which we disclose certain customer information and future federal legislation may further impact our obligations. In addition, some states in which we operate have also enacted customer privacy statutes, including obligations to notify customers where certain customer information is accessed or believed to have been accessed without authorization. These state provisions are in some cases more restrictive than those in federal law.

   Cable Modem Service
     There are currently few laws or regulations that specifically regulate communications or commerce over the Internet. Section 230 of the Communications Act declares it to be the policy of the United States to promote the continued development of the Internet and other interactive computer services and interactive media, and to preserve the vibrant and competitive free market that presently exists for the Internet and other interactive computer services, unfettered by federal or state regulation. One area in which Congress did attempt to regulate content over the Internet involved the dissemination of obscene or indecent materials.
     The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third-party Websites that include materials that infringe copyrights or other rights or if customers use the service to publish or disseminate infringing materials. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.
     A number of ISPs have asked local authorities and the FCC to give them rights of access to cable systems’ broadband infrastructure so that they can deliver their services directly to cable systems’ customers, which is often called “open access”. The FCC, in connection with its review of the AOL-Time Warner merger, imposed, together with the Federal Trade Commission, limited multiple access and other requirements related to the merged company’s Internet and Instant Messaging platforms.
     In 2002, the FCC announced that it was classifying Internet access service provided through cable modems as an interstate information service. Although the United States Supreme Court recently held that cable modem service was properly classified by the FCC as an “information service,” freeing it from regulation as a “telecommunications service,” it recognized that the FCC has jurisdiction to impose regulatory obligations on facilities based Internet Service Providers. Congress and the FCC have been urged to adopt certain rights for users of Internet access services, and to regulate or restrict certain types of commercial agreements between service providers and providers of Internet content. These proposals are generally referred to as “network neutrality.” In August 2005, the FCC issued a non-binding policy statement providing four principles to guide its policymaking regarding such services. According to the policy statement, consumers are entitled to: (i) access the lawful Internet content of their choice; (ii) run applications and services of their choice, subject to the needs of law enforcement; (iii) connect their choice of legal devices that do not harm the network; and (iv) enjoy competition among network providers, application and service providers, and content providers. The FCC recently imposed conditions on its approval of the AT&T-BellSouth merger beyond the scope of these four principles, requiring the merged company to maintain a “neutral network and neutral routing” of internet traffic between the customer’s home or office and the Internet peering point where traffic hits the Internet backbone, and prohibiting the merged company from privileging, degrading, or prioritizing any packets along this route regardless of their source, ownership, or destination. In April 2007, the FCC launched an inquiry as to whether its policy statement should include a new principle of nondiscrimination. To that end, the FCC seeks to better understand: (1) how broadband providers are managing Internet traffic on their networks; (2) whether providers charge different prices for different speeds or capacities of service; (3) whether FCC policies should distinguish between content providers that charge end users for access to content and those that do not; and (4) how consumers are affected by these practices. There is a possibility that the FCC could adopt formal rules which could impose additional costs and regulatory burdens on us, reduce our anticipated revenues or increase our anticipated costs for this service, complicate the franchise renewal process or result in greater competition. We cannot predict whether such rules or statutory provisions will be adopted and, if so, whether they may adversely affect our business, financial condition or results of operations.
   Voice-over-Internet Protocol Telephony
     The 1996 amendments to the Cable Act created a more favorable regulatory environment for cable operators to enter the phone business. Currently, numerous cable operators have commenced offering VoIP telephony as a competitive alternative to traditional circuit-switched telephone service. Various states, including states where we operate, have adopted or are considering differing regulatory treatment, ranging from minimal or no regulation to full-blown common carrier status. The FCC has generally preempted state regulation of VoIP telephony on the grounds that it is impossible or impractical to separate the interstate and intrastate components of VoIP service. Its decision specifically applies to cable companies. The FCC has however left open the question of federal preemption of state regulation of “fixed” VoIP service where the geographic originating point of a communications can be determined. The FCC’s decision was recently upheld by the United States Court of Appeals for the Eight Circuit. Many implementation details remain unresolved, and there are substantial regulatory changes being considered that could either benefit or harm VoIP telephony as a business operation. While the final outcome of the FCC proceedings cannot be predicted, it is generally believed that the FCC favors a “light touch” regulatory approach for VoIP telephony, which might include preemption of certain state or local regulation. In February 2006, the FCC commenced a proceeding to determine whether additional security measures are required to protect certain customer information including call records. In May 2006, the FCC affirmed the May 14, 2007 deadline by which facilities-based broadband Internet access and interconnected VoIP services must comply with Communications Assistance for Law Enforcement Act requirements. In June 2006, the FCC announced that it would require VoIP providers to contribute to the Universal Service Fund based on their interstate service revenues. Recently, the FCC issued a Further Notice of Proposed Rulemaking with respect to possible changes in the intercarrier compensation model in a way that could financially disadvantage us and benefit some of our competitors. It is unknown what conclusions or actions the FCC may take or the effects on our business.
   State and Local Regulation
     Our cable systems use local streets and rights-of-way. Consequently, we must comply with state and local regulation, which is typically imposed through the franchising process. Our cable systems generally are operated in accordance with non-exclusive franchises, permits or licenses granted by a municipality or other state or local government entity. Our franchises generally are granted for fixed terms and in many cases are terminable if we fail to comply with material provisions. The terms and conditions of our franchises vary materially from jurisdiction to jurisdiction. Each franchise generally contains provisions governing:
•	franchise fees and franchise term;

•	system construction and maintenance obligations;

•	system channel capacity;

•	design and technical performance;

•	customer service standards;

•	sale or transfer of the franchise; and

•	territory of the franchise.

MANAGEMENT
     Mediacom Communications is our sole voting member and manager. Mediacom Communications serves as manager of our operating subsidiaries. The executive officers of Mediacom Broadband LLC and the directors and executive officers of Mediacom Communications and Mediacom Broadband Corporation are:

Name	Age	Position
Rocco B. Commisso	57	Chairman and Chief Executive Officer of Mediacom Communications; Chief Executive Officer of Mediacom Broadband LLC; and Chief Executive Officer and Director of Mediacom Broadband Corporation

Mark E. Stephan	51	Executive Vice President, Chief Financial Officer and Director of Mediacom Communications; Executive Vice President, Chief Financial Officer and Director of Mediacom Broadband LLC; and Executive Vice President, Chief Financial Officer and Director of Mediacom Broadband Corporation

John G. Pascarelli	46	Executive Vice President, Operations of Mediacom Communications

Italia Commisso Weinand	54	Senior Vice President, Programming and Human Resources of Mediacom Communications

Joseph E. Young	59	Senior Vice President, General Counsel and Secretary of Mediacom Communications

Charles J. Bartolotta	53	Senior Vice President, Customer Operations of Mediacom Communications

Calvin G. Craib	52	Senior Vice President, Business Development of Mediacom Communications

Brian Walsh	41	Senior Vice President and Corporate Controller of Mediacom Communications

Craig S. Mitchell	48	Director of Mediacom Communications

William S. Morris III	72	Director of Mediacom Communications

Thomas V. Reifenheiser	71	Director of Mediacom Communications

Natale S. Ricciardi	58	Director of Mediacom Communications

Robert L. Winikoff	60	Director of Mediacom Communications
     Rocco B. Commisso has 29 years of experience with the cable television industry and has served as our Chairman and Chief Executive Officer since founding our predecessor company in July 1995. From 1986 to 1995, he served as Executive Vice President, Chief Financial Officer and a director of Cablevision Industries Corporation. Prior to that time, Mr. Commisso served as Senior Vice President of Royal Bank of Canada’s affiliate in the United States from 1981, where he founded and directed a specialized lending group to media and communications companies. Mr. Commisso began his association with the cable industry in 1978 at The Chase Manhattan Bank, where he managed the bank’s lending activities to communications firms including the cable industry. He serves on the board of directors and executive committees of the National Cable Television Association and Cable Television Laboratories, Inc., and on the board of directors of C-SPAN and the National Italian American Foundation. Mr. Commisso holds a Bachelor of Science in Industrial Engineering and a Master of Business Administration from Columbia University.
     Mark E. Stephan has 20 years of experience with the cable television industry and has served as our Executive Vice President and Chief Financial Officer since July 2005. Prior to that he was Executive Vice President, Chief Financial Officer and Treasurer since November 2003 and our Senior Vice President, Chief Financial Officer and Treasurer since the commencement of our operations in March 1996. Before joining us, Mr. Stephan served as Vice President, Finance for Cablevision Industries from July 1993. Prior to that time, Mr. Stephan served as Manager of the telecommunications and media lending group of Royal Bank of Canada.
     John G. Pascarelli has 26 years of experience in the cable television industry and has served as our manager’s Executive Vice President, Operations since November 2003. Prior to that he was our manager’s Senior Vice President, Marketing and Consumer Services from June 2000 and our manager’s Vice President of Marketing from March 1998. Before joining our manger in March 1998, Mr. Pascarelli served as Vice President, Marketing for Helicon Communications Corporation from January 1996 to February 1998 and as Corporate Director of Marketing

for Cablevision Industries from 1988 to 1995. Prior to that time, Mr. Pascarelli served in various marketing and system management capacities for Continental Cablevision, Inc., Cablevision Systems and Storer Communications. Mr. Pascarelli is a member of the board of directors of the Cable and Telecommunications Association for Marketing.
     Italia Commisso Weinand has 30 years of experience in the cable television industry. Before joining our manager in April 1996, Ms. Weinand served as Regional Manager for Comcast Corporation from July 1985. Prior to that time, Ms. Weinand held various management positions with Tele-Communications, Inc., Times Mirror Cable and Time Warner, Inc. Ms. Weinand is the sister of Mr. Commisso.
     Joseph E. Young has 22 years of experience with the cable television industry. Before joining our manager in November 2001 as Senior Vice President, General Counsel, Mr. Young served as Executive Vice President, Legal and Business Affairs, for LinkShare Corporation, an Internet-based provider of marketing services, from September 1999 to October 2001. Prior to that time, he practiced corporate law with Baker & Botts, LLP from January 1995 to September 1999. Previously, Mr. Young was a partner with the Law Offices of Jerome H. Kern and a partner with Shea & Gould.
     Charles J. Bartolotta has 24 years of experience in the cable television industry. Before joining our manager in October 2000, Mr. Bartolotta served as Division President for AT&T Broadband, LLC from July 1998, where he was responsible for managing an operating division serving nearly three million customers. Prior to that time, he served as Regional Vice President of Tele-Communications, Inc. from January 1997 and as Vice President and General Manager for TKR Cable Company from 1989. Prior to that time, Mr. Bartolotta held various management positions with Cablevision Systems Corporation.
     Calvin G. Craib has 25 years of experience in the cable television industry and has served as our manager’s Senior Vice President, Business Development since August 2001. Prior to that he was our manager’s Vice President, Business Development since April 1999. Before joining our manager in April 1999, Mr. Craib served as Vice President, Finance and Administration for Interactive Marketing Group from June 1997 to December 1998 and as Senior Vice President, Operations, and Chief Financial Officer for Douglas Communications from January 1990 to May 1997. Prior to that time, Mr. Craib served in various financial management capacities at Warner Amex Cable and Tribune Cable.
     Brian M. Walsh has 19 years of experience in the cable television industry and has served as our manager’s Senior Vice President and Corporate Controller since February 2005. Prior to that he was our manager’s Senior Vice President, Financial Operations from November 2003, our manager’s Vice President, Finance and Assistant to the Chairman from November 2001, our manager’s Vice President and Corporate Controller from February 1998 and our manager’s Director of Accounting from November 1996. Before joining us in April 1996, Mr. Walsh held various management positions with Cablevision Industries from 1988 to 1995.
     Craig S. Mitchell has held various management positions with Morris Communications Company LLC for more than the past six years. He currently serves as its Senior Vice President of Finance, Treasurer and Secretary and is also a member of its board of directors.
     William S. Morris III has served as the Chairman and Chief Executive Officer of Morris Communications for more than the past six years. He was the Chairman of the board of directors of the Newspapers Association of America for 1999-2000.
     Thomas V. Reifenheiser served for more than six years as a Managing Director and Group Executive of the Global Media and Telecom Group of Chase Securities Inc. until his retirement in September 2000. He joined Chase in 1963 and had been the Global Media and Telecom Group Executive since 1977. He also had been a member of the Management Committee of The Chase Manhattan Bank. Mr. Reifenheiser is also a member of the board of directors of Cablevision Systems Corporation and Lamar Advertising Company.

     Natale S. Ricciardi has held various management positions with Pfizer Inc. for more than the past six years. Mr. Ricciardi joined Pfizer in 1972 and currently serves as its President, Global Manufacturing, with responsibility for all of Pfizer’s manufacturing facilities.
     Robert L. Winikoff has been a partner of the law firm of Sonnenschein Nath & Rosenthal LLP since August 2000. Prior thereto, he was a partner of the law firm of Cooperman Levitt Winikoff Lester & Newman, P.C. for more than five years. Sonnenschein Nath & Rosenthal LLP currently serves as our outside general counsel, and prior to such representation, Cooperman Levitt Winikoff Lester & Newman, P.C. served as our outside general counsel from 1995.
     The board of directors of our manager has adopted a code of ethics applicable to all of our employees, including our chief executive officer, chief financial officer and chief accounting officer. This code of ethics was filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2003.
EXECUTIVE COMPENSATION
     The executive officers and directors of Mediacom Communications are compensated exclusively by Mediacom Communications and do not receive any separate compensation from Mediacom Broadband LLC or Mediacom Broadband Corporation. Mediacom Communications acts as our manager and in return receives a management fee.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS
     Mediacom Broadband Corporation is a wholly-owned subsidiary of Mediacom Broadband LLC. Mediacom Communications is the sole voting member of Mediacom Broadband. The address of Mediacom Communications is 100 Crystal Run Road, Middletown, New York 10941.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Management Agreements
     Pursuant to management agreements between Mediacom Communications and our operating subsidiaries, Mediacom Communications is entitled to receive annual management fees in amounts not to exceed 4.0% of our gross operating revenues. For the year ended December 31, 2006 and for the quarter ended March 31, 2007, Mediacom Communications received $12.6 million and $3.3 million, respectively, of such management fees, approximately 1.9% of our gross operating revenues for both periods.
Other Relationships
     In July 2001, we received a $150.0 million preferred equity investment from Mediacom LLC. The preferred equity investment has a 12% annual dividend, payable quarterly in cash. For the year ended December 31, 2006, we paid in aggregate $18.0 million in cash dividends on the preferred equity.
     In the first half of 2006, we made distributions to Mediacom Communications of $43.3 million primarily to fund its board authorized share repurchase program.
     In June 2006, we made a $175.7 million distribution to Mediacom Communications to allow it to repay its 5.25% convertible notes, plus accrued interest.
     Investment banking firms or their affiliates have in the past engaged in transactions with and performed services for us and our affiliates in the ordinary course of business, including commercial banking, financial advisory and investment banking services. Furthermore, these companies or their affiliates may perform similar services for us and our affiliates in the future. Affiliates of certain of these companies are agents and lenders under our subsidiary credit facility. The Bank of New York, an affiliate of BNY Capital Markets, Inc., acts as trustee for certain of our senior notes. Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., acts as registrar and paying agent for certain of our senior notes.

DESCRIPTION OF GOVERNING DOCUMENTS
Mediacom Broadband Operating Agreement
     Mediacom Broadband was formed as a limited liability company on April 5, 2001, pursuant to the provisions of the Delaware Limited Liability Company Act. The following is a summary of the material provisions of the operating agreement of Mediacom Broadband.
     The operating agreement provides that the overall management, operation, and control of the business, activities, and affairs of Mediacom Broadband be vested exclusively in its managing member, Mediacom Communications. The managing member serves without compensation, but is entitled to reimbursement for all costs and expenses incurred by it in performing its duties under the operating agreement. The managing member may delegate any of the duties, powers, and authority vested in it under the operating agreement. Anyone to whom it delegates any duties is subject to removal at any time at the managing member’s discretion and must report to and consult with the managing member.
     The operating agreement provides for the establishment of a three member executive committee. Pursuant to the operating agreement, Rocco B. Commisso, the Chairman and Chief Executive Officer of the managing member, serves as Chairman of the executive committee and is entitled to designate the other members, each of whom must be a member of senior management or a director of Mediacom Communications or its subsidiaries. The other current members of the executive committee are Mark E. Stephan and John Pascarelli. Approval of the executive committee (acting by majority vote) is required for certain actions, including certain affiliate transactions. See “Description of the Notes.” None of the members of the executive committee are compensated for their services as such members, but are entitled to reimbursement for travel expenses.
     As of the date of this prospectus, Mediacom Communications is our sole voting member. Upon the consummation of the AT&T acquisitions, (i) Mediacom Communications made capital contributions to us in an aggregate amount of $725.0 million and (ii) operating subsidiaries of Mediacom LLC purchased preferred membership interests in us aggregating $150.0 million. The preferred membership interests entitle the holders to receive, in preference to any distributions to be made to other holders of membership interests, dividends on the investment at a rate per annum equal to 12.0%, payable in cash in quarterly installments. The preferred membership interests are non-voting interests.
     No member has the right to withdraw its capital contribution or to demand and receive property of Mediacom Broadband or any distribution in return for its capital, prior to dissolution of Mediacom Broadband. The holders of the preferred membership interests have the right to have us redeem these interests at any time following the maturity of the notes offered hereby.
     Under the operating agreement, members may not transfer their interests without the consent of the managing member.
Management Agreements
     Mediacom Communications manages each of our operating subsidiaries pursuant to a management agreement with each operating subsidiary. Pursuant to the management agreements, Mediacom Communications has full and exclusive authority to manage the day to day operations and conduct the business of our operating subsidiaries. Our operating subsidiaries remain responsible for all expenses and liabilities relating to the construction, development, operation, maintenance, repair, and ownership of their systems.
     As compensation for the performance of its services, subject to certain restrictions contained in the notes and in our subsidiary credit facility, Mediacom Communications is entitled under each management agreement to receive management fees in an amount not to exceed 4.0% of the annual gross operating revenues of each of our operating subsidiaries. Mediacom Communications is also entitled to the reimbursement of all expenses necessarily incurred in its capacity as manager.

     The management agreements will terminate upon the dissolution or liquidation of the respective operating subsidiary, and are also terminable by any operating subsidiary as follows:
•	if Mediacom Communications materially breaches the management agreement and fails to cure the breach within 20 days of receipt of written notice of the breach (or, if the breach is not susceptible to cure within 20 days, if Mediacom Communications fails to cure the breach as promptly as possible, but in any event, within 60 days of the written notice);

•	if Mediacom Communications engages in any act of gross negligence, dishonesty, willful malfeasance or gross misconduct that is materially injurious to the respective operating subsidiary;

•	if any lender consummates foreclosure proceedings following default under any loan agreement with respect to the equity interests or assets of the respective operating subsidiary; and

•	if Mediacom Communications is unable to pay its debts as such debts become due.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Subsidiary Credit Facility
     As of March 31, 2007, our operating subsidiaries have a bank credit facility (the “subsidiary credit facility”) consisting of a $601.9 million revolving credit commitment, a $211.5 million term loan and an $798.0 million term loan. The following is a summary of the principal terms of our subsidiary credit facility.
     Commitments of $171.5 million under the revolving credit facility will expire on March 31, 2010 and such commitments are subject to reduction in quarterly installments. Commitments of $430.3 million under the revolving credit facility will expire on December 31, 2012 and such commitments are not subject to scheduled reductions. A portion of the revolving credit facility is available for the issuance of letters of credit.
     The tranche A term loan will mature on March 31, 2010 and the tranche D term loan will mature in January 2015. The tranche A term loan is payable in quarterly installments beginning on September 30, 2004 and the tranche D term loan is payable in quarterly installments beginning on March 31, 2007.
     Our subsidiary credit facility provides us with two interest rate options, at our election, to which a margin is added: a base rate, the higher of the federal funds effective rate plus 0.50% and the prime commercial lending rate, and a eurodollar rate, based on the London interbank eurodollar interest rate. Interest rate margins for our subsidiary credit facility depend upon the performance of our operating subsidiaries measured by its leverage ratio, or the ratio of indebtedness to the immediately preceding quarter’s system cash flow, multiplied by four. The interest rate margins for our subsidiary credit facility are as follows:
•	interest on outstanding revolving loans and the tranche A term loan is payable at either the eurodollar rate plus a floating percentage ranging from 1.00% to 2.50% depending on the leverage ratio or the base rate plus a floating percentage ranging from 0.25% to 1.50% depending on the leverage ratio; and

•	interest on the tranche D term loan is payable at either the eurodollar rate plus a floating percentage tied to the leverage ratio ranging from 1.50% to 1.75% or the base rate plus a floating percentage tied to the leverage ratio ranging from 0.50% to 0.75%.
We may enter into interest rate swap agreements to hedge any underlying eurodollar rate exposure under our subsidiary credit facility.
     In general, our subsidiary credit facility requires our operating subsidiaries to use the proceeds from specified insurance condemnation awards, debt issuances and asset dispositions to prepay borrowings under our subsidiary credit facility and to reduce permanently commitments thereunder. Our subsidiary credit facility also requires mandatory prepayments of amounts outstanding and, with respect to $171.5 million of the commitments under the revolving credit facility, permanent reductions of such commitments, based on a percentage of excess cash flow for the prior year.
     Our subsidiary credit facility is secured by a pledge of our ownership interests in our operating subsidiaries, and will be guaranteed by us on a limited recourse basis to the extent of such ownership interests. In addition, the holders of certain intercompany indebtedness of Mediacom Broadband and our operating subsidiaries have pledged such intercompany indebtedness on a non-recourse basis to secure the proposed new subsidiary credit facility.
     Our subsidiary credit facility contains covenants, including:
•	maintenance of specified financial ratios;

•	limitations on incurrence of additional indebtedness;

•	limitations on restricted payments;

•	limitations on mergers, consolidations, liquidations and dissolutions and sales of assets;

•	limitations on acquisitions and investments;

•	limitations on liens;

•	limitations on other lines of business;

•	limitations on transactions with affiliates;

•	limitations on restrictive agreements; and

•	limitations on modification of specified documents.

•	In addition, our subsidiary credit facility contains customary events of default.
8 1/2% Senior Notes
     We have outstanding $500.0 million in aggregate principal amount of 8 1/2% Senior Notes due 2015 of which $200.0 million was issued on August 28, 2005 and an additional $300.0 million was issued on October 5, 2006. All of such notes were, and upon the exchange of the exchange notes offered hereby for the initial notes issued on October 5, 2006, the exchange notes and the existing 8 1/2% Senior Notes will be, a single series of notes for all purposes under the indenture pursuant to which they are issued. For a description of the exchange notes and the existing 8 1/2% Senior Notes due 2015, see the section of this prospectus entitled “Description of the Notes.”

DESCRIPTION OF THE NOTES
General
     The initial notes (the “Initial Notes”) were issued, and the exchange notes (the “Notes”) will be issued, under an existing indenture (the “Indenture”) dated as of August 30, 2005, among Mediacom Broadband LLC and Mediacom Broadband Corporation, as joint and several obligors (the “Issuers”), Law Debenture Trust Company of New York, as Trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as registrar and paying agent. The Initial Notes, as an additional issuance of 81/2% Senior Notes due 2015, constitute Additional Notes and are identical to, and rank pari passu in right of payment and are treated identically with, the Initial Notes. The Initial Notes and the Additional Notes will be a single class of securities for all purposes under the Indenture, including, without limitation, for voting purposes.
     The Notes issued will not be guaranteed by any Subsidiary of Mediacom Broadband LLC, but Mediacom Broadband LLC will agree in the Indenture to cause a Restricted Subsidiary to guarantee payment of the Notes in certain limited circumstances specified therein. See “Covenants — Limitation on Guarantees of Certain Indebtedness” below. The Notes will be issued in fully registered form only, in denominations of $1,000 and integral multiples thereof. The Notes will be represented by one or more registered Notes in global form and in limited circumstances may be represented by Notes in certificated form. See “Book-entry settlement and clearance.” The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, including, without limitation, the terms made a part thereof by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the Indenture will be provided upon request without charge to each person to whom a copy of this prospectus is delivered. Capitalized terms used herein which are not otherwise defined shall have the meaning assigned to them in the Indenture.
Principal, Maturity and Interest
     The Notes offered hereby will be issued in an aggregate principal amount of $300.0 million and will mature on October 15, 2015. Interest on the Notes will accrue at the rate of 8 1/2% per annum and for the first interest payment period will be deemed to have accrued from and including April 15, 2007, and for every subsequent interest period will accrue from the most recent date on which interest has been paid or provided for, payable semi-annually to holders of record at the close of business on the April 1 or October 1 (whether or not such day is a business day) immediately preceding the interest payment date on April 15 and October 15 of each year commencing October 15, 2006. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Unless the context otherwise requires, for purposes of this “Description of the Notes,” reference to the Notes includes Additional Notes. Principal of, premium, if any, and interest, including Additional Interest, if any, on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Issuers maintained for such purpose in the Borough of Manhattan, The City of New York (which initially shall be the principal corporate trust office of Deutsche Bank Trust Company Americas, the Paying agent and Registrar), except that, at the option of the Issuers, payment of interest and Additional Interest, if any, may be made by check mailed to the registered holders of the Notes at their registered addresses; provided that all payments with respect to global Notes and certificated Notes the holders of which have given written wire transfer instructions to the Trustee by no later than five business days prior to the relevant payment date will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof.
Ranking
     The Notes will be unsecured, senior obligations of the Issuers, ranking pari passu in right of payment with all existing and future unsecured Indebtedness of the Issuers, other than any Subordinated Obligations. The Notes will be effectively subordinated to any secured Indebtedness of the Issuers. Since Mediacom Broadband LLC is an intermediate holding company and will conduct its business through its Subsidiaries, the Notes will be effectively subordinated to all existing and future Indebtedness and other liabilities (including trade payables) of the Subsidiaries. Mediacom Communications is not and will not be an obligor or guarantor of the Notes.
     As of March 31, 2007, the use of the net proceeds therefrom and our redemption of our 11% senior notes due 2013 (and a related borrowing transaction), Mediacom Broadband LLC had approximately $1.59 billion of

Indebtedness outstanding (including approximately $1.10 billion of Indebtedness of the Subsidiaries), and the Subsidiaries have approximately $507.9 million of unused credit commitments under the Subsidiary Credit Facility, of which approximately $325.2 million could be borrowed and used for general corporate purposes based on the terms and conditions of our debt arrangements.
Optional Redemption
     Except as set forth below, the Notes are not redeemable prior to October 15, 2010. Thereafter, the Notes will be redeemable, in whole or in part, from time to time at the option of the Issuers, on not less than 30 and not more than 60 days’ notice prior to the redemption date by first class mail to each holder of Notes to be redeemed at such holder’s address appearing in the register of Notes maintained by the Registrar at the following redemption prices (expressed as percentages of principal amount) if redeemed during the twelve-month period beginning with October 15 of the year indicated below, in each case together with accrued and unpaid interest and Additional Interest, if any, thereon to the date of redemption:

Year	Redemption Price
2010	104.250%
2011	102.833%
2012	101.417%
2013 and thereafter	100.000%
     Notwithstanding the foregoing, at any time prior to October 15, 2010, the Issuers may also redeem the Notes, in whole or in part from time to time, at the option of the Issuers, upon not less than 30 and not more than 60 days’ notice prior to the redemption date by first class mail to each holder of Notes to be redeemed at such holder’s address appearing in the register of Notes maintained by the Registrar, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, thereon to, the date of redemption.
     In addition, at any time and from time to time, on or prior to October 15, 2008 the Issuers may redeem up to 35% of the original principal amount of the Notes (calculated to give effect to any issuance of Additional Notes) with the Net Cash Proceeds of one or more Equity Offerings, at a redemption price in cash equal to 108.50% of the principal to be redeemed plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of redemption; provided that at least 65% of the original principal amount of Notes (as so calculated) remains outstanding immediately after each such redemption. Any such redemption will be required to occur within 90 days following the closing of any such Equity Offering.
     If fewer than all of the Notes are to be redeemed, the Registrar will determine the Notes to be redeemed, if the Notes are listed on a national securities exchange, in accordance with the rules of such exchange or, if the Notes are not so listed, on a pro rata basis or by lot or by such other method as is reasonably fair and equitable to holders, consistent with the terms of the indenture; provided that, if a partial redemption is made with the proceeds of any Equity Offering, determination of the Notes or portions thereof for redemption shall be made by the Registrar only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to appropriate DTC procedures). If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed and a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued; provided that no Notes of a principal amount of $1,000 or less shall be redeemed in part. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Issuers have deposited with the Paying Agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.
Repurchase at the Option of Holders
Change of Control
     The Indenture provides that upon the occurrence of a Change of Control, each holder of Notes shall have the right to require the Issuers to repurchase all or any part of such holder’s Notes pursuant to an offer described below (the “Change of Control Offer”) at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase (the “Change of Control Payment”).
     A “Change of Control” means the occurrence of any of the following events:
     (i) any Person (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 50% of the total voting power of the then outstanding Voting Equity Interests in Mediacom Broadband LLC;
     (ii) Mediacom Broadband LLC consolidates with, or merges with or into, another Person (other than a Wholly Owned Restricted Subsidiary) or Mediacom Broadband LLC or any of its Subsidiaries sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of Mediacom Broadband LLC and its Subsidiaries (determined on a consolidated basis) to any Person (other than Mediacom Broadband LLC or any Wholly Owned Restricted Subsidiary), other than any such transaction where immediately after such transaction the Person or Persons that “beneficially owned” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise) immediately prior to such transaction, directly or indirectly, a majority of the total voting power of the then outstanding Voting Equity Interests in Mediacom Broadband LLC, “beneficially own” (as so determined), directly or indirectly, more than 50% of the total voting power of the then outstanding Voting Equity Interests in the surviving or transferee Person;
     (iii) Mediacom Broadband LLC is liquidated or dissolved or adopts a plan of liquidation or dissolution (whether or not otherwise in compliance with the provisions of the Indenture);
     (iv) a majority of the members of the Executive Committee of Mediacom Broadband LLC shall consist of Persons who are not Continuing Members; or
     (v) Mediacom Broadband LLC ceases to own 100% of the issued and outstanding Equity Interests in Mediacom Broadband Corporation, other than by reason of a merger of Mediacom Broadband Corporation into and with a corporate successor to Mediacom Broadband LLC;
provided, however, that a Change of Control will be deemed not to have occurred in any of the circumstances described in clauses (i) through (iv) above if after the occurrence of any such circumstance (A) Mediacom Communications (or any successor thereto), or a Person (or successor thereto) more than 50% of the total voting power of the then outstanding Voting Equity Interests of which is beneficially owned, directly or indirectly, by Mediacom Communications (or any successor thereto), continues to be the manager of Mediacom Broadband LLC (or the surviving or transferee Person in the case of clause (ii) above) pursuant to the Operating Agreement and Rocco B. Commisso continues to be the chief executive officer or chairman of Mediacom Communications (or any successor thereto), (B) Rocco B. Commisso, or a Person more than 50% of the total voting power of the then outstanding Voting Equity Interests of which is beneficially owned, directly or indirectly, by Rocco B. Commisso and the other Permitted Holders together with their respective designees, becomes the manager of Mediacom Broadband LLC (or the surviving or transferee Person in the case of clause (ii) above) or (C) Rocco B. Commisso becomes and thereafter continues to be the chief executive officer or chairman of Mediacom Broadband LLC (or the surviving or transferee Person in the case of clause (ii) above).

     Within 30 days of the occurrence of a Change of Control, the Issuers shall send by first class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register of Notes maintained by the Registrar, a notice stating:
     (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment;
     (2) the purchase price and the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);
     (3) that any Note not tendered will continue to accrue interest;
     (4) that, unless the Issuers default in the payment of the Change of Control Payment, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;
     (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the business day preceding the Change of Control Payment Date;
     (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third business day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing its election to have such Notes purchased;
     (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;
     (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and
     (9) the name and address of the Paying Agent.
     On the Change of Control Payment Date, the Issuers shall, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an officers’ certificate specifying the Notes or portions thereof tendered to the Issuers. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Issuers shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof. The Issuers will send to the Trustee and the holders of Notes on or as soon as practicable after the Change of Control Payment Date a notice setting forth the results of the Change of Control Offer.
     The Issuers will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes or portions thereof validly tendered and not withdrawn under such Change of Control Offer. In addition, the Issuers will not be required to make a Change of Control Offer in the event of a highly leveraged transaction that does not constitute a Change of Control.

     The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant.
     The Subsidiary Credit Facility includes a “change of control” provision that permits the lenders thereunder to accelerate the repayment of Indebtedness thereunder. The Subsidiary Credit Facility will not permit the Subsidiaries of Mediacom Broadband LLC to make distributions to the Issuers so as to permit the Issuers to effect a purchase of the Notes upon the Change of Control without the prior satisfaction of certain financial tests and other conditions. Any future credit facilities or other agreements relating to Indebtedness to which the Issuers or Subsidiaries of Mediacom Broadband LLC become a party may contain similar restrictions and provisions. If a Change of Control were to occur, the Issuers may not have sufficient available funds to pay the Change of Control Payment for all Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer after first satisfying its obligations under the Subsidiary Credit Facility or other agreements relating to Indebtedness, if accelerated. The failure of the Issuers to make or consummate the Change of Control Offer or to pay the Change of Control Payment when due will give the Trustee and the holders of the Notes the rights described under “Events of Default” below.
     The definition of Change of Control includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of “all or substantially all” of the assets of Mediacom Broadband LLC and its Subsidiaries. Although there is a developing body of case law interpreting the phrase “substantially all,” there is not a precise or established definition of the phrase under applicable law. Accordingly, the ability of a holder of the Notes to require the Issuers to repurchase such Notes as a result of a sale, assignment, conveyance, transfer, lease or other disposition of less than all of the assets of Mediacom Broadband LLC and its Subsidiaries to another Person or group may be uncertain.
Asset Sales
     The Indenture provides that Mediacom Broadband LLC shall not, and shall not permit any Restricted Subsidiary to, consummate an Asset Sale unless:
     (i) Mediacom Broadband LLC or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution);
     (ii) not less than 75% of the consideration received by Mediacom Broadband LLC or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and
     (iii) the Asset Sale Proceeds received by Mediacom Broadband LLC or such Restricted Subsidiary are applied:
     (a) first, to the extent Mediacom Broadband LLC elects, or is required, to prepay, repay or purchase debt under any then existing Indebtedness of Mediacom Broadband LLC or any Restricted Subsidiary within 360 days following the receipt of the Asset Sale Proceeds from any Asset Sale or, to the extent Mediacom Broadband LLC elects, to make, or commits pursuant to a written agreement to make, an investment in assets (including, without limitation, Equity Interests or other securities purchased in connection with the acquisition of Equity Interests or property of another Person) used or useful in a Related Business; provided that such investment occurs and such Asset Sale Proceeds are so applied within 360 days following the receipt of such Asset Sale Proceeds or, in the case of funds committed to be invested in such assets pursuant to a written agreement dated within 360 days following the receipt of such Asset Sale Proceeds, such investment occurs within 540 days following the receipt of such Asset Sale Proceeds (such 360th day or 540th day, as the case may be, the “Reinvestment Date”), and

     (b) second, on a pro rata basis (1) to the repayment of an amount of Other Pari Passu Debt not exceeding the Other Pari Passu Debt Pro Rata Share (provided that any such repayment shall result in a permanent reduction of any commitment in respect thereof in an amount equal to the principal amount so repaid) and (2) if on the Reinvestment Date with respect to any Asset Sale the Excess Proceeds exceed $15.0 million, the Issuers shall apply an amount equal to such Excess Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase (an “Excess Proceeds Offer”).
     If an Excess Proceeds Offer is not fully subscribed, the Issuers may retain the portion of the Excess Proceeds not required to repurchase Notes. For purposes of determining in clause (ii) above the percentage of cash consideration received by Mediacom Broadband LLC or any Restricted Subsidiary, the amount of any (x) liabilities (as shown on Mediacom Broadband LLC’s or such Restricted Subsidiary’s most recent balance sheet) of Mediacom Broadband LLC or any Restricted Subsidiary that are actually assumed by the transferee in such Asset Sale and from which Mediacom Broadband LLC and the Restricted Subsidiaries are fully released shall be deemed to be cash, and (y) securities, notes or other similar obligations received by Mediacom Broadband LLC or such Restricted Subsidiary from such transferee that are immediately converted (or are converted within 30 days of the related Asset Sale) by Mediacom Broadband LLC or such Restricted Subsidiary into cash shall be deemed to be cash in an amount equal to the net cash proceeds realized upon such conversion.
     If the Issuers are required to make an Excess Proceeds Offer, within 30 days following the Reinvestment Date, the Issuers shall send by first class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register of the Notes maintained by the Registrar, a notice stating, among other things:
     (1) that such holders have the right to require the Issuers to apply the Excess Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of purchase;
     (2) the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;
     (3) the instructions, determined by the Issuers, that each holder must follow in order to have such Notes repurchased; and
     (4) the calculations used in determining the amount of Excess Proceeds to be applied to the repurchase of such Notes.
     If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis or by lot or by such other method that the Trustee deems to be fair and equitable to holders. Upon completion of the Excess Proceeds Offer, the amount of Excess Proceeds shall be reset to zero.
     The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant.
     Notwithstanding the foregoing, the Indenture provides that Mediacom Broadband LLC or any Restricted Subsidiary will be permitted to consummate an Asset Swap if (i) at the time of entering into the related Asset Swap Agreement or immediately after giving effect to such Asset Swap no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and (ii) such Asset Swap shall have been approved in good faith by the Executive Committee, whose approval shall be conclusive and evidenced by a Committee Resolution, which states that such Asset Swap is fair to Mediacom Broadband LLC or such Restricted Subsidiary, as the case may be, from a financial point of view.

     If a Restricted Subsidiary were to consummate an Asset Sale, the Subsidiary Credit Facility would not permit such Restricted Subsidiary to make a distribution to the Issuers of the related Asset Sale Proceeds so as to permit the Issuers to effect an Excess Proceeds Offer with such Asset Sale Proceeds without the prior satisfaction of certain financial tests and other conditions. Any future credit agreements or other agreements relating to Indebtedness to which the Issuers or Subsidiaries of Mediacom Broadband LLC become a party may contain similar restrictions or other provisions which would prohibit the Issuers from purchasing any Notes from Asset Sale Proceeds. In the event an Excess Proceeds Offer occurs at a time when the Issuers are prohibited from receiving Asset Sale Proceeds or purchasing the Notes, the Issuers could seek the consent of their lenders to the distribution of Asset Sales Proceeds or the purchase of Notes or could attempt to refinance the Indebtedness that contains such prohibition. If the Issuers do not obtain such a consent or repay such Indebtedness, the Issuers may remain prohibited from purchasing the Notes. In such case, the Issuers’ failure to purchase tendered Notes when due will give the Trustee and the holders of the Notes the rights described under “Events of Default” below.
Events of Default
     An Event of Default is defined in the Indenture as being:
     (a) default in payment of any principal of, or premium, if any, on the Notes when due;
     (b) default for 30 days in payment of any interest or Additional Interest, if any, on the Notes when due;
     (c) default by the Issuers for 60 days after written notice by holders of not less than 25% in principal amount of the Notes then outstanding in the observance or performance of any other covenant in the Notes or the Indenture;
     (d) default in the payment at maturity (continued for the longer of any applicable grace period or 30 days) of any Indebtedness aggregating $25.0 million or more of the Issuers or any Significant Subsidiary or any group of Restricted Subsidiaries of Mediacom Broadband LLC which, if merged into each other, would constitute a Significant Subsidiary, or the acceleration of any such Indebtedness which default shall not be cured or waived, or such acceleration shall not be rescinded or annulled, within 30 days after written notice by holders of not less than 25% in principal amount of the Notes then outstanding;
     (e) any final judgment or judgments for the payment of money in excess of $25.0 million (net of amounts covered by insurance) shall be rendered against the Issuers or any Significant Subsidiary or any group of Restricted Subsidiaries of Mediacom Broadband LLC which, if merged into each other, would constitute a Significant Subsidiary, and shall not be discharged for any period of 60 consecutive days, during which a stay of enforcement of such judgment shall not be in effect;
     (f) certain events involving bankruptcy, insolvency or reorganization of the Issuers or a Significant Subsidiary or any group of Restricted Subsidiaries of Mediacom Broadband LLC which, if merged into each other, would constitute a Significant Subsidiary; or
     (g) the guarantee of any Guarantor ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or any Guarantor shall deny or disaffirm its obligations under the Indenture or the guarantee of such Guarantor.
     The Indenture provides that the Trustee may withhold notice to the holders of Notes of any default (except in payment of principal of or premium, if any, or interest or Additional Interest on the Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.
     The Indenture provides that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of all the

Notes to be due and payable immediately, but if the Issuers shall cure (or the holders of a majority in principal amount of the Notes then outstanding, if permitted by the Indenture, shall waive) all defaults (except the nonpayment of principal, interest and premium, if any, on any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be annulled by the holders of a majority in principal amount of the Notes then outstanding. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, such amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.
     The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee subject to certain limitations specified in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders have offered to the Trustee indemnity satisfactory to it.
Covenants
Limitation on Restricted Payments
     The Indenture provides that, so long as any of the Notes remain outstanding, Mediacom Broadband LLC shall not, and shall not permit any Restricted Subsidiary to, make any Restricted Payment if:
     (i) at the time of such proposed Restricted Payment, a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Restricted Payment;
     (ii) immediately after giving effect to such proposed Restricted Payment, Mediacom Broadband LLC would not be able to incur $1.00 of additional Indebtedness under the Debt to Operating Cash Flow Ratio of the first paragraph of “- Limitation on Indebtedness” below; or
     (iii) immediately after giving effect to any such Restricted Payment, the aggregate of all Restricted Payments which shall have been made on or after the Existing Notes Issue Date (the amount of any Restricted Payment, if other than cash, to be based upon the fair market value thereof on the date of such Restricted Payment (without giving effect to subsequent changes in value) as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution) would exceed an amount equal to the difference between (a) the Cumulative Credit and (b) 1.2 times Cumulative Interest Expense.
     As of March 31, 2007, the total amount available for making Restricted Payments under the foregoing clause (iii) was approximately $582.9 million.
     The provisions of the first paragraph of this covenant shall not prevent any of the following, each of which shall be given independent effect:
     (1) the retirement of any of Mediacom Broadband LLC’s Equity Interests in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of Mediacom Broadband LLC or an employee stock ownership plan or to a trust established by Mediacom Broadband LLC or any Subsidiary of Mediacom Broadband LLC for the benefit of its employees) of Equity Interests (other than Equity Interests issued in connection with the AT&T Acquisitions Contributions) in Mediacom Broadband LLC;
     (2) the payment of any dividend or distribution on, or redemption of Equity Interests within 60 days after the date of declaration of such dividend or distribution or the giving of formal notice of such redemption, if at the date of such declaration or giving of such formal notice such payment or redemption would comply with the provisions of the Indenture;

     (3) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the provisions described under “Repurchase at the Option of Holders — Asset Sales” above;
     (4) payments of compensation to officers, directors and employees of Mediacom Broadband LLC or any Restricted Subsidiary so long as the Executive Committee or the manager of Mediacom Broadband LLC in good faith shall have approved the terms thereof;
     (5) (a) the payment of dividends on any Equity Interests in Mediacom Broadband LLC following the issuance thereof in an amount per annum of up to 6% of the net proceeds received by Mediacom Broadband LLC from an Equity Offering of such Equity Interests and (b) the payment of cash dividends on the amount of the Mediacom Broadband Preferred Membership Interest at a rate not to exceed 6.0% per annum;
     (6) (a) the payment of management fees, and any related reimbursement of expenses, to Mediacom Communications or any Affiliate thereof pursuant to the Management Agreements and (b) the reimbursement of expenses and the making of payments in respect of indemnification obligations to Mediacom Communications or any Affiliate thereof pursuant to the Operating Agreement;
     (7) the payment of amounts in connection with any merger, consolidation, or sale of assets effected in accordance with the “- Merger or Sales of Assets” covenant below, provided that no such payment may be made pursuant to this clause (7) unless, after giving effect to such transaction (and the Incurrence of any Indebtedness in connection therewith and the use of the proceeds thereof), Mediacom Broadband LLC would be able to incur $1.00 of additional Indebtedness under the Debt to Operating Cash Flow Ratio of the first paragraph of “- Limitation on Indebtedness” below such that after incurring that $1.00 of additional Indebtedness, the Debt to Operating Cash Flow Ratio would be less than or equal to 6.5 to 1.0;
     (8) the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Obligations in exchange for, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Mediacom Broadband LLC or an employee stock ownership plan or to a trust established by Mediacom Broadband LLC or any Subsidiary of Mediacom Broadband LLC for the benefit of its employees) of Equity Interests (other than Equity Interests issued in connection with the AT&T Acquisitions Contributions) in Mediacom Broadband LLC or Subordinated Obligations of Mediacom Broadband LLC;
     (9) the payment of any dividend or distribution on or with respect to any Equity Interests in any Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;
     (10) the making and consummation of (A) an Excess Proceeds Offer in accordance with the provisions of the Indenture with any Excess Proceeds or (B) a Change of Control Offer with respect to the Notes in accordance with the provisions of the Indenture or (C) any offer similar to the offer described in clause (A) or (B) set forth in any other indenture governing debt securities;
     (11) during the period Mediacom Broadband LLC is treated as a partnership for U.S. federal income tax purposes and after such period to the extent relating to the liability for such period, the payment of distributions in respect of members’ or partners income tax liability with respect to Mediacom Broadband LLC in an amount not to exceed the aggregate amount of tax distributions, if any, permitted to be made by Mediacom Broadband LLC to its members under the Operating Agreement (such amount not to include amounts in respect of taxes resulting from Mediacom Broadband LLC’s reorganization as or change in the status to a corporation);
     (12) the payment by any Restricted Subsidiary to Mediacom Broadband LLC or another Restricted Subsidiary of principal and interest due in respect of intercompany Indebtedness and dividends and other distributions in respect of Preferred Equity Interests in such Restricted Subsidiary;

     (13) the distribution of any Investment originally made by Mediacom Broadband LLC or any Restricted Subsidiary pursuant to the first paragraph of this covenant to holders of Equity Interests in Mediacom Broadband LLC or such Restricted Subsidiary, as the case may be;
     (14) payments to Mediacom Communications to effect the redemption, repurchase, retirement or defeasance of up to $172.5 million in the aggregate of the 5.25% convertible senior notes due July 2006 of Mediacom Communications, in any case at a price not to exceed 100% of the outstanding principal amount thereof plus accrued and unpaid interest thereon through the date of such redemption; and
     (15) additional Restricted Payments in an aggregate amount not to exceed $25.0 million;
provided, however, that in the case of clauses (2), (5), (7), (9), (10), (13), (14) and (15) of this paragraph, no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment or as a result thereof. In calculating the aggregate amount of Restricted Payments made on or after the Existing Notes Issue Date for purposes of clause (iii) of the first paragraph of this covenant, (x) Restricted Payments made pursuant to clauses (1), (2) and (8) and any Restricted Payment deemed to have been made pursuant to the “- Limitation on Transactions with Affiliates” covenant below shall be included in such calculation and (y) Restricted Payments made pursuant to any of clauses (3) through (7) or (9) through (15) shall be excluded from such calculation.
Limitation on Indebtedness
     The Indenture provides that Mediacom Broadband LLC shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any Disqualified Equity Interests except for Permitted Indebtedness; provided, however, that Mediacom Broadband LLC or any Restricted Subsidiary may Incur Indebtedness or issue Disqualified Equity Interests if, at the time of and immediately after giving pro forma effect to such Incurrence of Indebtedness or issuance of Disqualified Equity Interests and the application of the proceeds therefrom, the Debt to Operating Cash Flow Ratio would be less than or equal to 8.5 to 1.0.
     The foregoing limitations will not apply to the Incurrence of any of the following (collectively, “Permitted Indebtedness”), each of which shall be given independent effect:
     (a) Indebtedness under the Notes issued on the date of the Indenture, the Exchange Notes and the Indenture;
     (b) Indebtedness and Disqualified Equity Interests in Mediacom Broadband LLC and the Restricted Subsidiaries outstanding on the date of the Indenture other than Indebtedness described in clause (a), (c), (d) or (f) of this paragraph;
     (c) (i) Indebtedness of the Restricted Subsidiaries under the Subsidiary Credit Facility (including, without limitation, any refinancing thereof), and (ii) Indebtedness of the Restricted Subsidiaries (including, without limitation, any refinancing thereof) if, at the time of and immediately after giving pro forma effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, the Debt to Operating Cash Flow Ratio would be less than or equal to 6.5 to 1.0; provided, however, that for purposes of the calculation of such Ratio, the term “Consolidated Total Indebtedness” shall refer only to the Consolidated Total Indebtedness of the Restricted Subsidiaries (including, without limitation, Indebtedness Incurred under the Subsidiary Credit Facility and the Future Subsidiary Credit Facilities, but not including Indebtedness of any Restricted Subsidiary payable solely to Mediacom Broadband LLC that qualifies as “Affiliate Subordinated Indebtedness” as defined in the Subsidiary Credit Facility as of the date of the Indenture) outstanding as of the Determination Date (as defined hereafter in the term “Debt to Operating Cash Flow Ratio”) and the term “Operating Cash Flow” shall refer only to the Subsidiary Operating Cash Flow of the Restricted Subsidiaries for the related Measurement Period (as defined hereafter in the term “Debt to Operating Cash Flow Ratio”);

     (d) Indebtedness and Disqualified Equity Interests in (x) any Restricted Subsidiary owed to or issued to and held by Mediacom Broadband LLC or any other Restricted Subsidiary and (y) Mediacom Broadband LLC owed to and held by any Restricted Subsidiary which is unsecured and subordinated in right of payment to the payment and performance of the Issuers’ obligations under the Indenture and the Notes; provided, however, that an Incurrence of Indebtedness and Disqualified Equity Interests that is not permitted by this clause (d) shall be deemed to have occurred upon (i) any sale or other disposition of any Indebtedness or Disqualified Equity Interests in Mediacom Broadband LLC or a Restricted Subsidiary referred to in this clause (d) to any Person (other than Mediacom Broadband LLC or a Restricted Subsidiary), (ii) any sale or other disposition of Equity Interests in a Restricted Subsidiary which holds Indebtedness or Disqualified Equity Interests in Mediacom Broadband LLC or another Restricted Subsidiary such that such Restricted Subsidiary ceases to be a Restricted Subsidiary or (iii) any designation of a Restricted Subsidiary which holds Indebtedness or Disqualified Equity Interests in Mediacom Broadband LLC as an Unrestricted Subsidiary;
     (e) guarantees by any Restricted Subsidiary of Indebtedness of Mediacom Broadband LLC or any other Restricted Subsidiary Incurred in accordance with the provisions of the Indenture;
     (f) Hedging Agreements of Mediacom Broadband LLC or any Restricted Subsidiary relating to any Indebtedness of Mediacom Broadband LLC or such Restricted Subsidiary, as the case may be, Incurred in accordance with the provisions of the Indenture; provided that such Hedging Agreements have been entered into for bona fide business purposes and not for speculation;
     (g) Indebtedness or Disqualified Equity Interests in Mediacom Broadband LLC or any Restricted Subsidiary to the extent representing a replacement, renewal, refinancing or extension (collectively, a “refinancing”) of outstanding Indebtedness or Disqualified Equity Interests in Mediacom Broadband LLC or any such Restricted Subsidiary, as the case may be, Incurred in compliance with the Debt to Operating Cash Flow Ratio of the first paragraph of this covenant or clause (a) or (b) of this paragraph of this covenant; provided, however, that (i) Indebtedness or Disqualified Equity Interests in Mediacom Broadband LLC may not be refinanced under this clause (g) with Indebtedness or Disqualified Equity Interests in any Restricted Subsidiary, (ii) any such refinancing shall not exceed the sum of the principal amount or liquidation preference or redemption payment value (or, if such Indebtedness or Disqualified Equity Interests provides for a lesser amount to be due and payable upon a declaration of acceleration thereof at the time of such refinancing, an amount no greater than such lesser amount) of the Indebtedness or Disqualified Equity Interests being refinanced plus the amount of accrued interest or dividends thereon and the amount of any reasonably determined prepayment premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith, (iii) Indebtedness representing a refinancing of Indebtedness of Mediacom Broadband LLC shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced, (iv) Subordinated Obligations of Mediacom Broadband LLC or Disqualified Equity Interests in Mediacom Broadband LLC may only be refinanced with Subordinated Obligations of Mediacom Broadband LLC or Disqualified Equity Interests in Mediacom Broadband LLC, and (v) Other Pari Passu Debt which is unsecured may only be refinanced with unsecured Indebtedness, which is either Other Pari Passu Debt or Subordinated Obligations, or with Disqualified Equity Interests;
     (h) Indebtedness of Mediacom Broadband LLC or a Restricted Subsidiary Incurred as a result of the pledge by Mediacom Broadband LLC or such Restricted Subsidiary of intercompany Indebtedness or Equity Interests in another Restricted Subsidiary or Equity Interests in an Unrestricted Subsidiary in the circumstance where recourse to Mediacom Broadband LLC or such Restricted Subsidiary is limited to the value of the intercompany Indebtedness or the Equity Interests so pledged;
     (i) Indebtedness of Mediacom Broadband LLC or a Restricted Subsidiary represented by Capitalized Lease Obligations, mortgage financings, purchase money obligations or letters of credit, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Mediacom

Broadband LLC or such Restricted Subsidiary or a Related Business in an aggregate principal amount not to exceed $25.0 million at any time outstanding;
     (j) Indebtedness of Mediacom Broadband LLC or a Restricted Subsidiary in an aggregate amount not to exceed two times the sum of (i) the aggregate Net Cash Proceeds to Mediacom Broadband LLC from (x) the issuance (other than to a Subsidiary of Mediacom Broadband LLC or an employee stock ownership plan or a trust established by Mediacom Broadband LLC or any Subsidiary of Mediacom Broadband LLC (for the benefit of its employees)) of any class of Equity Interests in Mediacom Broadband LLC (other than Disqualified Equity Interests and other than Equity Interests issued in connection with the AT&T Acquisitions Contributions) on or after the Existing Notes Issue Date or (y) contributions (other than the AT&T Acquisitions Contributions) to the equity capital of Mediacom Broadband LLC on or after the Existing Notes Issue Date which do not themselves constitute Disqualified Equity Interests and (ii) the fair market value, as determined by an independent nationally recognized accounting, appraisal or investment banking firm experienced in similar types of transactions, of any assets (other than cash or Cash Equivalents) that are used or useful in a Related Business or Equity Interests in a Person engaged in a Related Business that is or becomes a Restricted Subsidiary of Mediacom Broadband LLC, in each case received by Mediacom Broadband LLC after the Existing Notes Issue Date in exchange for the issuance (other than to a Subsidiary of Mediacom Broadband LLC) of its Equity Interests (other than Disqualified Equity Interests and other than Equity Interests issued in connection with the AT&T Acquisitions Contributions); provided that (A) the amount of such Net Cash Proceeds with respect to which Indebtedness is incurred pursuant to this clause (j) shall not be deemed Net Cash Proceeds from the issue or sale of Equity Interests for purposes of clause (ii) of the definition of “Cumulative Credit” and (B) the issuance of Equity Interests with respect to which Indebtedness is incurred pursuant to this clause (j) shall not also be used to effect a Restricted Payment pursuant to clause (1) or (8) of the third paragraph of “- Limitation on Restricted Payments” above; and
     (k) in addition to any Indebtedness described in clauses (a) through (j) above, Indebtedness of Mediacom Broadband LLC or any of the Restricted Subsidiaries so long as the aggregate principal amount of all such Indebtedness incurred pursuant to this clause (k) does not exceed $50.0 million at any one time outstanding.
     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (a) through (k) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Mediacom Broadband LLC will, in its sole discretion, be permitted to classify such item of Indebtedness, or to later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant and such item of Indebtedness shall be treated as having been Incurred as so classified or reclassified as the case may be.
Limitation on Transactions with Affiliates
     The Indenture provides that Mediacom Broadband LLC shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, engage in any transaction (or series of related transactions) involving in the aggregate $5.0 million or more with any Affiliate unless such transaction (or series of related transactions) shall have been approved pursuant to a Committee Resolution rendered in good faith by the Executive Committee or, if applicable, a committee comprising the disinterested members of the Executive Committee, which approval in each case shall be conclusive, to the effect that such transaction (or series of related transactions) is (a) in the best interest of Mediacom Broadband LLC or such Restricted Subsidiary and (b) upon terms which would be obtainable by Mediacom Broadband LLC or such Restricted Subsidiary in a comparable arm’s-length transaction with a Person which is not an Affiliate, except that the foregoing shall not apply in the case of any of the following transactions (the “Specified Affiliate Transactions”):
     (i) the making of any Restricted Payment (including, without limitation, the making of any Restricted Payment that is permitted pursuant to clauses (1) through (15) of the second paragraph of “- Limitation on Restricted Payments”) and the making of any Permitted Investment;

     (ii) any transaction or series of transactions between Mediacom Broadband LLC and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries;
     (iii) the payment of compensation (including, without limitation, amounts paid pursuant to employee benefit plans) for the personal services of, and indemnity provided on behalf of, officers, members, directors and employees of Mediacom Broadband LLC or any Restricted Subsidiary, and management, consulting or advisory fees and reimbursements of expenses and indemnity in each case so long as the Executive Committee in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or fees to be fair consideration therefor;
     (iv) any payments for goods or services purchased in the ordinary course of business, upon terms which would be obtainable by Mediacom Broadband LLC or a Restricted Subsidiary in a comparable arm’s-length transaction with a Person which is not an Affiliate;
     (v) any transaction pursuant to any agreement with any Affiliate in effect on the date of the Indenture (including, but not limited to, the Management Agreements, the Operating Agreement and other agreements relating to the payment of management fees, acquisition fees and expense reimbursements), including, without limitation, any amendments thereto entered into after the date of the Indenture, provided, that the terms of any such amendment are not less favorable to Mediacom Broadband LLC than the terms of the relevant agreement in effect prior to any such amendment, as determined in good faith by the Executive Committee whose determination shall be conclusive and evidenced by a Committee Resolution;
     (vi) any transaction or series of transactions between Mediacom Broadband or any of its Restricted Subsidiaries, on the one hand, and Mediacom Communications or any of its direct or indirect Subsidiaries, on the other hand, which relate to (a) the sharing of centralized services, personnel, facilities, headends and plant, (b) the joint procurement of goods and services, (c) the allocation of costs and expenses (other than taxes based on income) and (d) matters reasonably related to any of the foregoing, in each case, which are undertaken pursuant to an established plan of Mediacom Communications the primary purpose of which is to result in cost savings and related synergies for Mediacom Broadband LLC, its Restricted Subsidiaries, Mediacom Communications and each of Mediacom Communications’ other direct or indirect Subsidiaries involved in such transaction or series of transactions; provided that, in the case of this clause (vi), such plan shall have been approved pursuant to a Committee Resolution, rendered in good faith by the Executive Committee, which approval in each case shall be conclusive, to the effect that such plan is in the best interest of Mediacom Broadband LLC or such Restricted Subsidiary; and provided, further, that such transaction or series of related transactions is fair and reasonable to Mediacom Broadband LLC or such Restricted Subsidiary, on the one hand, and to Mediacom Communications and each such other Subsidiary of Mediacom Communications, on the other hand; and
     (vii) the receipt from any Affiliate of any payment, Investment, distribution, loan or other extension of credit or any other consideration if the payment or making thereof would, if made by Mediacom Broadband LLC or by any Restricted Subsidiary to an Affiliate thereof, constitute a Specified Affiliate Transaction under any of the foregoing clauses (i) through (vi) of this paragraph or would comply with the last two sentences of this description of the “- Limitation on Transactions With Affiliates” covenant.
     The Indenture further provides that, except in the case of a Specified Affiliate Transaction, Mediacom Broadband LLC shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, engage in any transaction (or series of related transactions) involving in the aggregate (y) $25.0 million or more in all instances except in the case of Asset Sales or Asset Swaps and (z) $50.0 million or more in the case of any Asset Sale or Asset Swap, in each case, with any Affiliate unless (i) such transaction (or series of related transactions) shall have been approved pursuant to a Committee Resolution rendered in good faith by the Executive Committee or, if applicable, a committee comprising the disinterested members of the Executive Committee to the effect set forth in clauses (a) and (b) above, which approval in each case shall be conclusive and evidenced by a Committee Resolution; and (ii) Mediacom Broadband LLC shall have received an opinion from an independent nationally recognized accounting, appraisal or investment banking firm experienced in the review of similar types of transactions stating that the terms of such transaction (or series of related transactions) are fair to Mediacom Broadband LLC or such Restricted Subsidiary, as the case may be, from a financial point of view, which opinion shall be conclusive. Notwithstanding the foregoing, any transaction (or series of related transactions) entered into by Mediacom Broadband LLC or any Restricted Subsidiary with any Affiliate without complying with the foregoing provisions of this covenant shall not constitute a violation of the provisions of this covenant if Mediacom Broadband LLC or such Restricted Subsidiary would be permitted to make a Restricted Payment pursuant to the first paragraph of “- Limitation on Restricted Payments” above at the time of the completion of such transaction (or series of related transactions) in an amount equal to the fair market value of such transaction (or series of related transactions), as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution. In such a case, Mediacom Broadband LLC or such Restricted Subsidiary, as the case may be, shall be deemed to have made a Restricted Payment in an amount equal to the fair market value of such transaction for purposes of the calculation of Restricted Payments pursuant to clause (iii) of the first paragraph of “- Limitation on Restricted Payments” above.
Limitation on Liens
     The Indenture provides that Mediacom Broadband LLC shall not Incur any Indebtedness secured by a Lien against or on any of its property or assets now owned or hereafter acquired by Mediacom Broadband LLC unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with such secured Indebtedness. This restriction does not, however, apply to Indebtedness secured by:
     (i) Liens, if any, in effect on the date of the Indenture;
     (ii) Liens in favor of governmental bodies to secure progress or advance payments;
     (iii) Liens on Equity Interests or Indebtedness existing at the time of the acquisition thereof (including, without limitation, acquisition through merger or consolidation); provided that such Liens were not Incurred in anticipation of such acquisition;
     (iv) Liens securing industrial revenue or pollution control bonds;
     (v) Liens securing the Notes;
     (vi) Liens securing Indebtedness of Mediacom Broadband LLC in an amount not to exceed $10.0 million at any time outstanding;
     (vii) Other Permitted Liens; and
     (viii) any extension, renewal or replacement of any Lien referred to in the foregoing clauses (i) through (vii), inclusive.
Limitation on Business Activities of Mediacom Broadband Corporation
     The Indenture provides that Mediacom Broadband Corporation shall not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of Equity Interests to Mediacom Broadband LLC or any Wholly Owned Restricted Subsidiary, the Incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness Incurred by Mediacom Broadband LLC, including, without limitation, the Notes and the Exchange Notes, if any, that is permitted to be Incurred by Mediacom Broadband LLC under “- Limitation on Indebtedness” above (provided that the net proceeds of such Indebtedness are retained by Mediacom Broadband LLC or loaned to or contributed as capital to one or more of the Restricted Subsidiaries other than Mediacom Broadband Corporation), and activities incidental thereto. Neither Mediacom Broadband LLC nor any Restricted Subsidiary shall engage in any transactions with Mediacom Broadband Corporation in violation of the immediately preceding sentence.

Designation of Unrestricted Subsidiaries
     The Indenture provides that Mediacom Broadband LLC may designate any Subsidiary (including, without limitation, any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:
     (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;
     (b) at the time of and after giving effect to such Designation, Mediacom Broadband LLC would be able to incur $1.00 of additional Indebtedness under the Debt to Operating Cash Flow Ratio of the first paragraph of “- Limitation on Indebtedness” above; and
     (c) Mediacom Broadband LLC would be permitted to make a Restricted Payment at the time of Designation (assuming the effectiveness of such Designation) pursuant to the first paragraph of “- Limitation on Restricted Payments” above in an amount equal to Mediacom Broadband LLC’s proportionate interest in the fair market value of such Subsidiary on such date (as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution). Notwithstanding the foregoing, neither Mediacom Broadband Corporation nor any of its Subsidiaries may be designated as Unrestricted Subsidiaries.
     The Indenture further provides that at the time of Designation all of the Indebtedness of such Unrestricted Subsidiary shall consist of, and will at all times thereafter consist of, Non-Recourse Indebtedness, and that neither Mediacom Broadband LLC nor any Restricted Subsidiary shall at any time have any direct or indirect obligation to:
(x) make additional Investments (other than Permitted Investments) in any Unrestricted Subsidiary;
(y) maintain or preserve the financial condition of any Unrestricted Subsidiary or cause any Unrestricted Subsidiary to achieve any specified levels of operating results; or
(z) be party to any agreement, contract, arrangement or understanding with any Unrestricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Mediacom Broadband LLC or such Restricted Subsidiary than those that might be obtained, in light of all the circumstances, at the time from Persons who are not Affiliates of Mediacom Broadband LLC.
     If, at any time, any Unrestricted Subsidiary would violate the foregoing requirements, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.
     Mediacom Broadband LLC may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if:
     (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Revocation;
     (b) at the time of and after giving effect to such Revocation, Mediacom Broadband LLC would be able to incur $1.00 of additional Indebtedness under the Debt to Operating Cash Flow Ratio of the first paragraph of “- Limitation on Indebtedness” above; and
     (c) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture.

     All Designations and Revocations must be evidenced by Committee Resolutions delivered to the Trustee certifying compliance with the foregoing provisions.
Limitation on Guarantees of Certain Indebtedness
     The Indenture provides that Mediacom Broadband LLC shall not (a) permit any Restricted Subsidiary to guarantee any Indebtedness of either Issuer other than the Notes (the “Other Indebtedness”) or (b) pledge any intercompany Indebtedness representing obligations of any of its Restricted Subsidiaries to secure the payment of Other Indebtedness, in each case unless such Restricted Subsidiary, the Issuers and the Trustee execute and deliver a supplemental indenture causing such Restricted Subsidiary to guarantee the Issuers’ obligations under the Indenture and the Notes to the same extent that such Restricted Subsidiary guaranteed the Issuers’ obligations under the Other Indebtedness (including, without limitation, waiver of subrogation, if any). Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.
     The guarantee of a Restricted Subsidiary will be released upon:
     (i) the sale of all of the Equity Interests, or all or substantially all of the assets, of the applicable Guarantor (in each case other than to Mediacom Broadband LLC or a Subsidiary);
     (ii) the designation by Mediacom Broadband LLC of the applicable Guarantor as an Unrestricted Subsidiary; or
     (iii) the release of the guarantee of such Guarantor with respect to the obligations which caused such Guarantor to deliver a guarantee of the Notes in accordance with the preceding paragraph, in each case in compliance with the Indenture (including, without limitation, in the event of a sale of Equity Interests or assets described in clause (i) above, that the Net Cash Proceeds are applied in accordance with the requirements of the applicable provision of the Indenture described under “Repurchase at the Option of Holders - Asset Sales” above).
Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries
     The Indenture provides that Mediacom Broadband LLC shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:
     (a) pay dividends or make any other distributions to Mediacom Broadband LLC or any other Restricted Subsidiary on its Equity Interests;
     (b) pay any Indebtedness owed to Mediacom Broadband LLC or any other Restricted Subsidiary;
     (c) make loans or advances, or guarantee any such loans or advances, to Mediacom Broadband LLC or any other Restricted Subsidiary;
     (d) transfer any of its properties or assets to Mediacom Broadband LLC or any other Restricted Subsidiary;
     (e) grant Liens on the assets of Mediacom Broadband LLC or any other Restricted Subsidiary in favor of the holders of the Notes; or
     (f) guarantee the Notes or any renewals or refinancings thereof (any of the actions described in clauses (a) through (f) above is referred to herein as a “Specified Action”), except for
     (i) such encumbrances or restrictions arising by reason of Acquired Indebtedness of any Restricted Subsidiary existing at the time such Person became a Restricted Subsidiary; provided that such encumbrances or restrictions were not created in anticipation of such Person becoming a Restricted Subsidiary and are not applicable to Mediacom Broadband LLC or any other Restricted Subsidiary,
     (ii) such encumbrances or restrictions arising under refinancing Indebtedness permitted by clause (g) of the second paragraph under “- Limitation on Indebtedness” above; provided that the terms and conditions of any such restrictions are no less favorable to the holders of Notes than those under the Indebtedness being refinanced,
     (iii) customary provisions restricting the assignment of any contract or interest of Mediacom Broadband LLC or any Restricted Subsidiary,
     (iv) restrictions contained in the Indenture or any other indenture governing debt securities that are no more restrictive than those contained in the Indenture, and
     (v) restrictions under the Subsidiary Credit Facility and under the Future Subsidiary Credit Facilities; provided that, in the case of any Future Subsidiary Credit Facility, Mediacom Broadband LLC shall have used commercially reasonable efforts to include in the agreements relating to such Future Subsidiary Credit Facility provisions concerning the encumbrance or restriction on the ability of any Restricted Subsidiary to take any Specified Action that are no more restrictive than those in effect in the Subsidiary Credit Facility on the date of the creation of the applicable restriction in such Future Subsidiary Credit Facility (“Comparable Restriction Provisions”); and provided, further, that if Mediacom Broadband LLC shall conclude in its sole discretion based on then prevailing market conditions that it is not in the best interest of Mediacom Broadband LLC and the Restricted Subsidiaries to comply with the foregoing proviso, the failure to include Comparable Restriction Provisions in the agreements relating to such Future Subsidiary Credit Facility shall not constitute a violation of the provisions of this covenant.
Reports
     The Indenture provides that, whether or not the Issuers are then subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision thereto, the Issuers shall file with the SEC (if permitted by SEC practice and applicable law and regulations) so long as the Notes are outstanding the annual reports, quarterly reports and other periodic reports which the Issuers would have been required to file with the SEC pursuant to Section 13(a) or 15(d) or any successor provision thereto if the Issuers were so subject on or prior to the respective dates (the “Required Filing Dates”) by which the Issuers would have been required to file such documents if the Issuers were so subject. The Issuers shall also in any event within 15 days of each Required Filing Date (whether or not permitted or required to be filed with the SEC) (i) transmit or cause to be transmitted by mail to all holders of Notes, at such holders’ addresses appearing in the register maintained by the Registrar, without cost to such holders, and (ii) file with the Trustee, copies of the annual reports, quarterly reports and other documents described in the preceding sentence. In addition, for so long as any Notes remain outstanding and prior to the later of the consummation of the Exchange Offer and the effectiveness of the Shelf Registration Statement, if required, the Issuers shall furnish to holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
Merger or Sales of Assets
     The Indenture provides that neither of the Issuers shall consolidate or merge with or into, or transfer all or substantially all of its assets to, another Person unless:
     (i) either (A) such Issuer shall be the continuing Person, or (B) the Person formed by or surviving any such consolidation or merger (if other than such Issuer), or to which any such transfer shall have been made, is a corporation, limited liability company or limited partnership organized and existing under the laws of the United States, any State thereof or the District of Columbia (provided that for so long as Mediacom Broadband LLC or any successor Person is a limited liability company or partnership there must be a co-issuer of the Notes that is a Wholly Owned Restricted Subsidiary of Mediacom Broadband LLC

and that is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia);
     (ii) the surviving Person (if other than such Issuer) expressly assumes by supplemental indenture all the obligations of such Issuer under the Notes and the Indenture;
     (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;
     (iv) immediately after giving effect to such transaction, the surviving Person would be able to incur $1.00 of additional Indebtedness under the Debt to Operating Cash Flow Ratio of the first paragraph of “- Limitation on Indebtedness” above; and
     (v) Mediacom Broadband LLC shall have delivered to the Trustee prior to the proposed transaction an officers’ certificate and an opinion of counsel, each stating that the proposed consolidation, merger or transfer and such supplemental indenture will comply with the Indenture.
     The Indenture provides that no Guarantor shall consolidate or merge with or into, or transfer all or substantially all of its assets to, another Person unless either the guarantee of such Guarantor is being released in accordance with “- Limitation on Guarantees of Certain Indebtedness” above or:
     (i) either (A) such Guarantor shall be the continuing Person, or (B) the Person formed by or surviving any such consolidation or merger (if other than such Guarantor), or to which any such transfer shall have been made, is a corporation, limited liability company or limited partnership organized and existing under the laws of the United States, any State thereof or the District of Columbia;
     (ii) the surviving Person (if other than such Guarantor) expressly assumes by supplemental indenture all the obligations of such Guarantor under its guarantee of the Notes and the Indenture;
     (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and
     (iv) Mediacom Broadband LLC shall have delivered to the Trustee prior to the proposed transaction an officers’ certificate and an opinion of counsel, each stating that the proposed consolidation, merger or transfer and such supplemental indenture will comply with the Indenture.
Certain Definitions
     Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.
     “Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition from such Person and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition.
     “Additional Interest” has the meaning specified in the section of this prospectus entitled “Exchange offer and registration rights agreement.”
     “Affiliate” of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlling,” “controlled by,” and “under common control with”), when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether by contract, through the ownership of voting securities or otherwise.

     “Applicable Premium” means, with respect to the applicable principal amount of Notes on any applicable redemption date, the greater of:
     (1) 1.0% of the then outstanding principal amount of such Notes; and
     (2) the excess of:
     (a) the present value at such redemption date of (i) the redemption price of such Notes at October 15, 2010 (such redemption price being set forth in the table appearing above under “- Optional Redemption”) plus (ii) all required interest payments due on such Notes through October 15, 2010 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over
     (b) the then outstanding principal amount of such Notes.
     “Asset Acquisition” means (i) an Investment by Mediacom Broadband LLC or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or merged with or into Mediacom Broadband LLC or any Restricted Subsidiary or (ii) any acquisition by Mediacom Broadband LLC or any Restricted Subsidiary of the assets of any Person which constitute substantially all of an operating unit, a division or a line of business of such Person or which is otherwise outside of the ordinary course of business.
     “Asset Sale” means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition) or other disposition (including, without limitation, any merger, consolidation or sale-leaseback transaction) to any Person other than Mediacom Broadband LLC or any Wholly Owned Restricted Subsidiary or any Controlled Subsidiary, in one transaction or a series of related transactions, of:
     (i) any Equity Interest in any Restricted Subsidiary;
     (ii) any material license, franchise or other authorization of Mediacom Broadband LLC or any Restricted Subsidiary;
     (iii) any assets of Mediacom Broadband LLC or any Restricted Subsidiary which constitute substantially all of an operating unit, a division or a line of business of Mediacom Broadband LLC or any Restricted Subsidiary; or
     (iv) any other property or asset of Mediacom Broadband LLC or any Restricted Subsidiary outside of the ordinary course of business.
     For the purposes of this definition, the term “Asset Sale” shall not include:
     (i) any transaction consummated in compliance with “Repurchase at the Option of Holders — Change of Control” above and “Covenants — Merger or Sales of Assets” above, and the creation of any Lien not prohibited under “Covenants — Limitation on Liens” above;
     (ii) the sale of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of Mediacom Broadband LLC or any Restricted Subsidiary, as the case may be;
     (iii) any transaction consummated in compliance with “Covenants — Limitation on Restricted Payments” above; and
     In addition, solely for purposes of “Repurchase at the Option of Holders — Asset Sales” above, any sale, conveyance, transfer, lease or other disposition, whether in one transaction or a series of related transactions, involving assets with a fair market value not in excess of $5.0 million in any fiscal year shall be deemed not to be an Asset Sale.
     “Asset Sale Proceeds” means, with respect to any Asset Sale:
     (i) cash received by Mediacom Broadband LLC or any of its Restricted Subsidiaries from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after
     (a) provision for all income or other taxes measured by or resulting from such Asset Sale,
     (b) payment of all brokerage commissions, underwriting, legal, accounting and other fees and expenses related to such Asset Sale, and any relocation expenses incurred as a result thereof,
     (c) provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale by such Restricted Subsidiary,
     (d) payment of amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale (including, without limitation, payments made to obtain or avoid the need for the consent of any holder of such Indebtedness), and
     (e) deduction of appropriate amounts to be provided by Mediacom Broadband LLC or such Restricted Subsidiary as a reserve, in accordance with generally accepted accounting principles consistently applied, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by Mediacom Broadband LLC or such Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale; and
     (ii) promissory notes and other non-cash consideration received by Mediacom Broadband LLC or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash.
     “Asset Swap” means the substantially concurrent purchase and sale, or exchange, of Productive Assets between Mediacom Broadband LLC or any Restricted Subsidiary and another Person or group of affiliated Persons (including, without limitation, any Person or group of affiliated Persons that is an Affiliate of Mediacom Broadband LLC and the Restricted Subsidiaries, provided that such transaction is otherwise in compliance with “Covenants — Limitation on Transactions with Affiliates” above) pursuant to an Asset Swap Agreement; it being understood that an Asset Swap may include a cash equalization payment made in connection therewith; provided that such cash payment, if received by Mediacom Broadband LLC or any of the Restricted Subsidiaries, shall be deemed to be proceeds received from an Asset Sale and shall be applied in accordance with “Repurchase at the Option of Holders — Asset Sales” above.
     “Asset Swap Agreement” means a definitive agreement, subject only to customary closing conditions that Mediacom Broadband LLC in good faith believes will be satisfied, providing for an Asset Swap; provided, however, that any amendment to, or waiver of, any closing condition that individually or in the aggregate is material to such Asset Swap shall be deemed to be a new Asset Swap.
     “AT&T Acquisitions” means the acquisitions by subsidiaries of Mediacom Broadband LLC on June 29, 2001 and July 18, 2001 of cable systems previously owned by AT&T Broadband, LLC.
     “AT&T Acquisitions Contributions” means the capital contributions and preferred equity investment in the amount of $873.7 million made in Mediacom Broadband LLC by Mediacom Communications and/or one or more of its direct or indirect Subsidiaries in connection with the AT&T Acquisitions; provided that “AT&T Acquisitions Contributions” shall be deemed not to include any additional amounts contributed by Mediacom Communications to the extent that such amounts represent proceeds received by Mediacom Communications from the issuance of its securities upon the exercise of over-allotment options relating to the issuance of its Class A common stock and convertible senior notes.
     “Available Asset Sale Proceeds” means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clause (iii)(a) and that have not yet been the basis for application in accordance with clause (iii)(b) of the first paragraph of “Repurchase at the Option of Holders — Asset Sales” above.
     “Capitalized Lease Obligations” means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles consistently applied and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with generally accepted accounting principles consistently applied.
     “Cash Equivalents” means:
     (i) United States dollars;
     (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition;
     (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Subsidiary Credit Facility or any Future Subsidiary Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million;
     (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above;
     (v) commercial paper having a rating of at least P-1 from Moody’s or a rating of at least A-1 from S&P; and
     (vi) money market mutual or similar funds having assets in excess of $100.0 million, at least 95% of the assets of which are comprised of assets specified in clauses (i) through (v) above.
     “Committee Resolution” means with respect to Mediacom Broadband LLC, a duly adopted resolution of the Executive Committee of Mediacom Broadband LLC.
     “Consolidated Income Tax Expense” means, with respect to Mediacom Broadband LLC for any period, the provision for federal, state, local and foreign income taxes payable by Mediacom Broadband LLC and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied.
     “Consolidated Interest Expense” means, with respect to Mediacom Broadband LLC and the Restricted Subsidiaries for any period, without duplication, the sum of:
     (i) the interest expense of Mediacom Broadband LLC and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied, including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under any Hedging Agreements, however denominated, with respect to such Indebtedness;

     (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by Mediacom Broadband LLC and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied; and
     (iii) dividends and distributions in respect of Disqualified Equity Interests actually paid in cash by Mediacom Broadband LLC and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied.
     For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by Mediacom Broadband LLC to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with generally accepted accounting principles consistently applied.
     “Consolidated Net Income” means, with respect to any period, the net income (loss) of Mediacom Broadband LLC and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied, adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication:
     (i) all extraordinary, unusual or nonrecurring items of income or expense and of gains or losses and all gains and losses from the sale or other disposition of assets out of the ordinary course of business (net of taxes, fees and expenses relating to the transaction giving rise thereto) for such period;
     (ii) that portion of such net income (loss) derived from or in respect of Investments in Persons other than any Restricted Subsidiary, except to the extent actually received in cash by Mediacom Broadband LLC or any Restricted Subsidiary;
     (iii) the portion of such net income (loss) allocable to minority interests in unconsolidated Persons for such period, except to the extent actually received in cash by Mediacom Broadband LLC or any Restricted Subsidiary;
     (iv) net income (loss) of any other Person combined with Mediacom Broadband LLC or any Restricted Subsidiary on a “pooling of interests” basis attributable to any period prior to the date of combination;
     (v) net income (loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income (loss) is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or the holders of its Equity Interests;
     (vi) the cumulative effect of a change in accounting principles after the Existing Notes Issue Date;
     (vii) net income (loss) attributable to discontinued operations;
     (viii) management fees payable to Mediacom Communications and its Affiliates pursuant to management agreements with Mediacom Broadband LLC or its Subsidiaries accrued for such period that have not been paid during such period; and
     (ix) any other item of expense, other than “interest expense,” which appears on Mediacom Broadband LLC’s consolidated statement of income (loss) below the line item “Operating Income,” determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied.

     “Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the aggregate amount of all outstanding Indebtedness and the aggregate liquidation preference or redemption payment value of all Disqualified Equity Interests in Mediacom Broadband LLC and the Restricted Subsidiaries outstanding as of such date of determination, less the obligations of Mediacom Broadband LLC or any Restricted Subsidiary under any Hedging Agreement as of such date of determination that would appear as a liability on the balance sheet of such Person, in each case determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied.
     “Continuing Member” means, as of the date of determination, any Person who:
     (i) was a member of the Executive Committee of Mediacom Broadband LLC on the date of the Indenture;
     (ii) was nominated for election or elected to the Executive Committee of Mediacom Broadband LLC with the affirmative vote of a majority of the Continuing Members who were members of the Executive Committee at the time of such nomination or election; or
     (iii) is a representative of, or was approved by, a Permitted Holder.
     “Controlled Subsidiary” means a Restricted Subsidiary which is engaged in a Related Business:
     (i) 80% or more of the outstanding Equity Interests of which (other than Equity Interests constituting directors’ qualifying shares to the extent mandated by applicable law) are owned by Mediacom Broadband LLC or by one or more Wholly Owned Restricted Subsidiaries or Controlled Subsidiaries or by Mediacom Broadband LLC and one or more Wholly Owned Restricted Subsidiaries or Controlled Subsidiaries;
     (ii) of which Mediacom Broadband LLC possesses, directly or indirectly, the power to direct or cause the direction of the management or policies, whether through the ownership of Voting Equity Interests, by agreement or otherwise; and
     (iii) all of whose Indebtedness is Non-Recourse Indebtedness.
     “Cumulative Credit” means the sum of:
     (i) $25.0 million; plus
     (ii) the aggregate Net Cash Proceeds received by Mediacom Broadband LLC or a Restricted Subsidiary from the issue or sale (other than to a Restricted Subsidiary) of Equity Interests in Mediacom Broadband LLC or a Restricted Subsidiary (other than Disqualified Equity Interests and other than Equity Interests issued in connection with the AT&T Acquisitions Contributions) on or after the Existing Notes Issue Date; plus
     (iii) the principal amount (or accreted amount (determined in accordance with generally accepted accounting principles), if less) of any Indebtedness, or the liquidation preference or redemption payment value of any Disqualified Equity Interests, of Mediacom Broadband LLC or any Restricted Subsidiary which has been converted into or exchanged for Equity Interests in Mediacom Broadband LLC or a Restricted Subsidiary (other than Disqualified Equity Interests and other than Equity Interests issued in connection with the AT&T Acquisitions Contributions) on or after the Existing Notes Issue Date; plus
     (iv) cumulative Operating Cash Flow from and after the Existing Notes Issue Date, to the end of the fiscal quarter immediately preceding the date of the proposed Restricted Payment, or, if cumulative Operating Cash Flow for such period is negative, minus the amount by which cumulative Operating Cash Flow is less than zero; plus

     (v) to the extent not already included in Operating Cash Flow, if any Investment constituting a Restricted Payment that was made after the Existing Notes Issue Date is sold or otherwise liquidated or repaid or any Unrestricted Subsidiary which was designated as an Unrestricted Subsidiary after the Existing Notes Issue Date is sold or otherwise liquidated, the fair market value of such Restricted Payment (less the cost of disposition, if any) on the date of such sale, liquidation or repayment, as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution; plus
     (vi) if any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the value of the Restricted Payment that would result if such Subsidiary were redesignated as an Unrestricted Subsidiary at such time, determined in accordance with the provisions described under “Covenants — Designation of Unrestricted Subsidiaries” above.
     “Cumulative Interest Expense” means the aggregate amount of Consolidated Interest Expense paid or accrued of the Issuers and the Restricted Subsidiaries from and after the Existing Notes Issue Date, to the end of the fiscal quarter immediately preceding the proposed Restricted Payment.
     “Debt to Operating Cash Flow Ratio” means the ratio of (i) the Consolidated Total Indebtedness as of the date of calculation (the “Determination Date”) to (ii) four times the Operating Cash Flow for the latest three months for which financial information is available immediately preceding such Determination Date (the “Measurement Period”). For purposes of calculating Operating Cash Flow for the Measurement Period immediately prior to the relevant Determination Date:
     (I) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Operating Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period;
     (II) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Operating Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period; and
     (III) if Mediacom Broadband LLC or any Restricted Subsidiary shall have in any manner (x) acquired (including, without limitation, through an Asset Acquisition or the commencement of activities constituting such operating business) or (y) disposed of (including by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with generally accepted accounting principles consistently applied as if, in the case of an Asset Acquisition or the commencement of activities constituting such operating business, all such transactions had been consummated on the first day of such Measurement Period, and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period.
     “Disqualified Equity Interest” means (i) any Equity Interest issued by Mediacom Broadband LLC which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (except, in each such case, upon the occurrence of a Change of Control) in whole or in part, or is exchangeable into Indebtedness, on or prior to the earlier of the maturity date of the Notes or the date on which no Notes remain outstanding; and (ii) any Equity Interest issued by any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, or is exchangeable into Indebtedness.

     “Equity Interest” in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including, without limitation, partnership interests, whether general or limited, and membership interests in such Person, including, without limitation, any Preferred Equity Interests.
     “Equity Offering” means a public or private offering or sale (including, without limitation, to any Affiliate) by Mediacom Broadband LLC or a Restricted Subsidiary for cash of its respective Equity Interests (other than Disqualified Equity Interests) or options, warrants or rights with respect to such Equity Interests.
     “Excess Proceeds” means, with respect to any Asset Sale, the then Available Asset Sale Proceeds less any such Available Asset Sale Proceeds that are required to be applied and are applied in accordance with clause (iii)(b)(1) of the first paragraph of “Repurchase at the Option of Holders — Asset Sales” above.
     “Exchange Notes” has the meaning specified in the section of this prospectus entitled “Exchange offer and registration rights agreement.”
     “Executive Committee” means:
     (i) so long as Mediacom Broadband LLC is a limited liability company, (x) while the Operating Agreement is in effect, the Executive Committee authorized there under, and (y) at any other time, the manager or board of managers of Mediacom Broadband LLC, or management committee, board of directors or similar governing body responsible for the management of the business and affairs of Mediacom Broadband LLC or any committee of such governing body;
     (ii) if Mediacom Broadband LLC were to be reorganized as a corporation, the board of directors of Mediacom Broadband LLC; and
     (iii) if Mediacom Broadband LLC were to be reorganized as a partnership, the board of directors of the corporate general partner of such partnership (or if such general partner is itself a partnership, the board of directors of such general partner’s corporate general partner).
     “Existing Notes Issue Date” means June 29, 2001.
     “Future Subsidiary Credit Facilities” means one or more debt facilities (other than the Subsidiary Credit Facility) entered into from time to time after the date of the Indenture by one or more Restricted Subsidiaries or groups of Restricted Subsidiaries with banks or other institutional lenders, together with all loan documents and instruments thereunder (including, without limitation, any guarantee agreements and security documents), including, without limitation, any amendment (including, without limitation, any amendment and restatement), modification or supplement thereto or any refinancing, refunding, deferral, renewal, extension or replacement thereof (including, in any such case and without limitation, adding or removing Subsidiaries of Mediacom Broadband LLC as borrowers or guarantors thereunder), whether by the same or any other lender or group of lenders.
     “Guarantor” means any Subsidiary of Mediacom Broadband LLC that guarantees the Issuers’ obligations under the Indenture and the Notes issued after the date of the Indenture pursuant to “Covenants — Limitation on Guarantees of Certain Indebtedness” above.
     ”Hedging Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement providing for the transfer or mitigation of interest rate risks either generally or under specific contingencies.
     “Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence”, “Incurred” and “Incurring” shall have meanings correlative to the foregoing). Indebtedness of any Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary (or is merged into or consolidates with Mediacom Broadband LLC or any Restricted Subsidiary), whether or not such Indebtedness was incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary (or being merged into or consolidated with Mediacom Broadband LLC or any Restricted Subsidiary), shall be deemed Incurred at the time any such Person becomes a Restricted Subsidiary or merges into or consolidates with Mediacom Broadband LLC or any Restricted Subsidiary.
     “Indebtedness” means, with respect to any Person, without duplication, any indebtedness, secured or unsecured, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit or representing the deferred and unpaid balance of the purchase price of property or services (but excluding trade payables incurred in the ordinary course of business and noninterest bearing installment obligations and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles consistently applied, and shall also include, to the extent not otherwise included (but without duplication):
     (i) any Capitalized Lease Obligations;
     (ii) obligations secured by a lien to which any property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed;
     (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor); and
     (iv) obligations of Mediacom Broadband LLC or any Restricted Subsidiary under any Hedging Agreement applicable to any of the foregoing (if and only to the extent any amount due in respect of such Hedging Agreement would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles consistently applied).
     Indebtedness (i) shall not include obligations under performance bonds, performance guarantees, surety bonds and appeal bonds, letters of credit or similar obligations, Incurred in the ordinary course of business, including in connection with pole rental or conduit attachments and the like or the requirements of cable television franchising authorities, and otherwise consistent with industry practice; (ii) shall not include obligations of any Person (x) arising from the honoring by a bank or other financial institution of a check, draft or other similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided such obligations are extinguished within five business days of their Incurrence, (y) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past practice and (z) under stand-by letters of credit to the extent collateralized by cash or Cash Equivalents; and (iii) which provides that an amount less than the principal amount thereof shall be due upon any declaration of acceleration thereof shall be deemed to be Incurred or outstanding in an amount equal to the accreted value thereof at the date of determination.
     “Investment” means, directly or indirectly, any advance, loan or other extension of credit (including, without limitation, by means of a guarantee) or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the acquisition, by purchase or otherwise, of any stock, bonds, notes, debentures, partnership, membership or joint venture interests or other securities or other evidence of beneficial interest of any Person; provided that the term “Investment” shall not include any such advance, loan or extension of credit having a term not exceeding 90 days arising in the ordinary course of business or any pledge of Equity Interests pursuant to the Subsidiary Credit Facility or any Future Subsidiary Credit Facility. If Mediacom Broadband LLC or any Restricted Subsidiary sells or otherwise disposes of any Voting Equity Interest in any direct or indirect Restricted Subsidiary such that, after giving effect to such sale or disposition, Mediacom Broadband LLC no longer owns, directly or indirectly, greater than 50% of the outstanding Voting Equity Interests in such Restricted Subsidiary, Mediacom Broadband LLC shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Voting Equity Interests in such former Restricted Subsidiary not sold or disposed of.

     “Lien” means any mortgage, pledge, lien, charge, security interest, hypothecation, assignment for security or encumbrance of any kind (including any conditional sale or capital lease or other title retention agreement, any lease in the nature thereof or any agreement to give a security interest).
     “Management Agreements” means the Management Agreements dated as of June 6, 2001 by and between Mediacom Communications and each of MCC Georgia LLC, MCC Illinois LLC, MCC Iowa LLC and MCC Missouri LLC, as the same may be amended, supplemented or modified from time to time.
     “Mediacom Broadband Group Credit Agreement” means the credit agreement dated as of July 18, 2001, as amended and restated as of December 16, 2004 and as further modified and supplemented by that certain incremental facility agreement dated as of May 3, 2005, all by and among MCC Georgia LLC, MCC Illinois LLC, MCC Iowa LLC and MCC Missouri LLC and JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto establishing a reducing revolving credit facility and term loans.
     “Mediacom Broadband Preferred Membership Interest” means the $150.0 million 12.0% preferred membership interest of Mediacom Broadband LLC issued to Mediacom Communications and/or one or more of its direct or indirect subsidiaries in connection with the AT&T Acquisitions.
     “Mediacom Communications” means Mediacom Communications Corporation, a Delaware corporation. “Moody’s” means Moody’s Investors Service, Inc.
     “Net Cash Proceeds” means, with respect to any issuance or sale of Equity Interests, the proceeds in the form of cash or Cash Equivalents received by Mediacom Broadband LLC or any Restricted Subsidiary of such issuance or sale and net of attorneys’ fees, accountants fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.
     “Non-Recourse Indebtedness” means Indebtedness of a Person (i) as to which neither the Issuers nor any of the Restricted Subsidiaries (other than such Person or any Subsidiaries of such Person) (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise); and (ii) the incurrence of which will not result in any recourse against any of the assets of either the Issuers or the Restricted Subsidiaries (other than to such Person or to any Subsidiaries of such Person and other than to the Equity Interests in such Person or in another Restricted Subsidiary or an Unrestricted Subsidiary pledged by Mediacom Broadband LLC, a Restricted Subsidiary or an Unrestricted Subsidiary); provided, however, that Mediacom Broadband LLC or any Restricted Subsidiary may make a loan to a Controlled Subsidiary or an Unrestricted Subsidiary, or guarantee a loan made to a Controlled Subsidiary or an Unrestricted Subsidiary, if such loan or guarantee is permitted by “Covenants — Limitation on Restricted Payments” above at the time of the making of such loan or guarantee, and such loan or guarantee shall not constitute Indebtedness which is not Non-Recourse Indebtedness.
     “Notes” means the 8 1/2% Senior Notes due 2015 issued by Mediacom Broadband LLC and Mediacom Broadband Corporation.
     “Operating Agreement” means the Operating Agreement of Mediacom Broadband LLC dated as of June 6, 2001, as the same may be amended, supplemented or modified from time to time.
     “Operating Cash Flow” means, with respect to Mediacom Broadband LLC and the Restricted Subsidiaries on a consolidated basis, for any period, an amount equal to Consolidated Net Income for such period increased (without duplication) by the sum of:
     (i) Consolidated Income Tax Expense accrued for such period to the extent deducted in determining Consolidated Net Income for such period;
     (ii) Consolidated Interest Expense for such period to the extent deducted in determining Consolidated Net Income for such period; and

     (iii) depreciation, amortization and any other non-cash items for such period to the extent deducted in determining Consolidated Net Income for such period (other than any non-cash item (other than the management fees referred to in clause (viii) of the definition of “Consolidated Net Income”) which requires the accrual of, or a reserve for, cash charges for any future period) of Mediacom Broadband LLC and the Restricted Subsidiaries, including, without limitation, amortization of capitalized debt issuance costs for such period and any non-cash compensation expense realized from grants of equity instruments or other rights (including, without limitation, stock options, stock appreciation or other rights, restricted stock, restricted stock units, deferred stock and deferred stock units) to officers, directors and employees of such Person, all of the foregoing determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied, and decreased by non-cash items to the extent they increase Consolidated Net Income (including the partial or entire reversal of reserves taken in prior periods) for such period.
     “Other Pari Passu Debt” means Indebtedness of Mediacom Broadband LLC or any Restricted Subsidiary that does not constitute Subordinated Obligations and that is not senior in right of payment to the Notes.
     “Other Pari Passu Debt Pro Rata Share” means the amount of the applicable Available Asset Sale Proceeds obtained by multiplying the amount of such Available Asset Sale Proceeds by a fraction, (i) the numerator of which is the aggregate principal amount and/or accreted value, as the case may be, of all Other Pari Passu Debt outstanding at the time of the applicable Asset Sale with respect to which Mediacom Broadband LLC or any Restricted Subsidiary is required to use Available Asset Sale Proceeds to repay or make an offer to purchase, prepay or repay and (ii) the denominator of which is the sum of (a) the aggregate principal amount of all Notes outstanding at the time of the applicable Asset Sale and (b) the aggregate principal amount and/or accreted value, as the case may be, of all Other Pari Passu Debt outstanding at the time of the applicable Asset Sale Offer with respect to which Mediacom Broadband LLC or any Restricted Subsidiary is required to use the applicable Available Asset Sale Proceeds to offer to repay or make an offer to purchase, prepay or repay.
     “Other Permitted Liens” means:
     (i) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business which secure payment of obligations that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which an appropriate reserve or provision shall have been made in accordance with generally accepted accounting principles consistently applied;
     (ii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which an appropriate reserve or provision shall have been made in accordance with generally accepted accounting principles consistently applied;
     (iii) easements, rights of way, and other restrictions on use of property or minor imperfections of title that in the aggregate are not material in amount and do not in any case materially detract from the property subject thereto or interfere with the ordinary conduct of the business of Mediacom Broadband LLC or its Subsidiaries;
     (iv) Liens related to Capitalized Lease Obligations, mortgage financings or purchase money obligations (including refinancings thereof), in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Mediacom Broadband LLC or any Restricted Subsidiary or a Related Business, provided that any such Lien encumbers only the asset or assets so financed, purchased, constructed or improved;
     (v) Liens resulting from the pledge by Mediacom Broadband LLC of Equity Interests in a Restricted Subsidiary in connection with the Subsidiary Credit Facility or a Future Subsidiary Credit Facility or in an Unrestricted Subsidiary in any circumstance, in each such case where recourse to Mediacom Broadband LLC is limited to the value of the Equity Interests so pledged;

     (vi) Liens resulting from the pledge by Mediacom Broadband LLC of intercompany indebtedness owed to Mediacom Broadband LLC in connection with the Subsidiary Credit Facility or a Future Subsidiary Credit Facility;
     (vii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;
     (viii) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, deposits to secure the performance of bids, trade contracts, government contracts, leases or licenses or other obligations of a like nature incurred in the ordinary course of business (including, without limitation, landlord Liens on leased properties);
     (ix) leases or subleases granted to third Persons not interfering with the ordinary course of business of Mediacom Broadband LLC;
     (x) deposits made in the ordinary course of business to secure liability to insurance carriers;
     (xi) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof;
     (xii) Liens on the assets of Mediacom Broadband LLC to secure hedging agreements with respect to Indebtedness permitted by the Indenture to be Incurred;
     (xiii) attachment or judgment Liens not giving rise to a Default or an Event of Default; and
     (xiv) any interest or title of a lessor under any capital lease or operating lease.
     “Permitted Holder” means:
     (i) Rocco B. Commisso or his spouse or siblings, any of their lineal descendants and their spouses;
     (ii) any controlled Affiliate of any individual described in clause (i) above;
     (iii) in the event of the death or incompetence of any individual described in clause (i) above, such Person’s estate, executor, administrator, committee or other personal representative, in each case who at any particular date will beneficially own or have the right to acquire, directly or indirectly, Equity Interests in Mediacom Broadband LLC;
     (iv) any trust or trusts created for the benefit of each Person described in this definition, including, without limitation, any trust for the benefit of the parents or siblings of any individual described in clause (i) above; or
     (v) any trust for the benefit of any such trust.
     “Permitted Investments” means:
     (i) Cash Equivalents;
     (ii) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits;
     (iii) the extension of credit to vendors, suppliers and customers in the ordinary course of business;

     (iv) Investments existing as of the date of the Indenture, and any amendment, modification, extension or renewal thereof to the extent such amendment, modification, extension or renewal does not require Mediacom Broadband LLC or any Restricted Subsidiary to make any additional cash or non-cash payments or provide additional services in connection therewith;
     (v) Hedging Agreements;
     (vi) any Investment for which the sole consideration provided is Equity Interests (other than Disqualified Equity Interests) of Mediacom Broadband LLC;
     (vii) any Investment consisting of a guarantee permitted under clause (e) of the second paragraph of “Covenants — Limitation on Indebtedness” above;
     (viii) Investments in Mediacom Broadband LLC, in any Wholly Owned Restricted Subsidiary or in any Controlled Subsidiary or any Person that, as a result of or in connection with such Investment, becomes a Wholly Owned Restricted Subsidiary or a Controlled Subsidiary or is merged with or into or consolidated with Mediacom Broadband LLC or a Wholly Owned Restricted Subsidiary or a Controlled Subsidiary;
     (ix) loans and advances to officers, directors and employees of Mediacom Communications, Mediacom Broadband LLC and the Restricted Subsidiaries for business-related travel expenses, moving expenses and other similar expenses in each case incurred in the ordinary course of business;
     (x) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Equity Interests) of Mediacom Broadband LLC;
     (xi) Related Business Investments; and
     (xii) other Investments made pursuant to this clause (xii) at any time, and from time to time, after the date of the Indenture, in addition to any Permitted Investments described in clauses (i) through (xi) above, in an aggregate amount at any one time outstanding not to exceed $25.0 million.
     “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.
     “Preferred Equity Interest” means, in any Person, an Equity Interest of any class or classes, however designated, which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class in such Person.
     “Productive Assets” means assets of a kind used or useable by Mediacom Broadband LLC and the Restricted Subsidiaries in any Related Business and specifically includes assets acquired through Asset Acquisitions (it being understood that “assets” may include Equity Interests in a Person that owns such Productive Assets; provided that after giving effect to such transaction, such Person would be a Restricted Subsidiary).
     “Related Business” means a cable television, media and communications, telecommunications or data transmission business, and businesses ancillary, complementary or reasonably related thereto, and reasonable extensions thereof.
     “Related Business Investment” means:
     (i) any Investment related to the business of Mediacom Broadband LLC and its Restricted Subsidiaries as conducted on the date of the Indenture and as such business may thereafter evolve in the fields of Related Businesses;

     (ii) any Investment in any other Person (including, without limitation, any Affiliate of Mediacom Broadband LLC) primarily engaged in a Related Business; and
     (iii) any customary deposits or earnest money payments made by Mediacom Broadband LLC or any Restricted Subsidiary in connection with or in contemplation of the acquisition of a Related Business.
     “Restricted Payment” means:
     (i) any dividend (whether made in cash, property or securities) on or with respect to any Equity Interests in Mediacom Broadband LLC or of any Restricted Subsidiary (other than with respect to Disqualified Equity Interests and other than any dividend made to Mediacom Broadband LLC or another Restricted Subsidiary or any dividend payable in Equity Interests (other than Disqualified Equity Interests) in Mediacom Broadband LLC or any Restricted Subsidiary);
     (ii) any distribution (whether made in cash, property or securities) on or with respect to any Equity Interests in Mediacom Broadband LLC or of any Restricted Subsidiary (other than with respect to Disqualified Equity Interests and other than any distribution made to Mediacom Broadband LLC or another Restricted Subsidiary or any distribution payable in Equity Interests (other than Disqualified Equity Interests) in Mediacom Broadband LLC or any Restricted Subsidiary);
     (iii) any redemption, repurchase, retirement or other direct or indirect acquisition of any Equity Interests in Mediacom Broadband LLC (other than Disqualified Equity Interests), or any warrants, rights or options to purchase or acquire any such Equity interests or any securities exchangeable for or convertible into any such Equity Interests;
     (iv) any redemption, repurchase, retirement or other direct or indirect acquisition for value or other payment of principal, prior to any scheduled final maturity scheduled repayment or scheduled sinking fund payment, of any Subordinated Obligations; or
     (v) any Investment other than a Permitted Investment.
     “Restricted Subsidiary” means any Subsidiary of Mediacom Broadband LLC that has not been designated by the Executive Committee of Mediacom Broadband LLC by a Committee Resolution delivered to the Trustee as an Unrestricted Subsidiary pursuant to “Covenants — Designation of Unrestricted Subsidiaries” above. Any such designation may be revoked by a Committee Resolution delivered to the Trustee, subject to the provisions of such covenant.
     “S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.
     “Significant Subsidiary” means any Restricted Subsidiary which at the time of determination had:
     (A) total assets which, as of the date of Mediacom Broadband LLC’s most recent quarterly consolidated balance sheet, constituted at least 10% of Mediacom Broadband LLC’s total assets on a consolidated basis as of such date;
     (B) revenues for the three-month period ending on the date of Mediacom Broadband LLC’s most recent quarterly consolidated statement of income which constituted at least 10% of Mediacom Broadband LLC’s total revenues on a consolidated basis for such period; or
     (C) Subsidiary Operating Cash Flow for the three-month period ending on the date of Mediacom Broadband LLC’s most recent quarterly consolidated statement of income which constituted at least 10% of Mediacom Broadband LLC’s total Operating Cash Flow on a consolidated basis for such period.
     “Subordinated Obligations” means with respect to either of the Issuers, any Indebtedness of either of the Issuers which is expressly subordinated in right of payment to the Notes.

     “Subsidiary” means with respect to any Person, any other Person the majority of whose voting stock, membership interests or other Voting Equity Interests is or are owned by such Person or another Subsidiary of such Person. Voting stock in a corporation is Equity Interests having voting power under ordinary circumstances to elect directors.
     “Subsidiary Credit Facility” means the Mediacom Broadband Group Credit Agreement, together with all loan documents and instruments thereunder (including, without limitation, any guarantee agreements and security documents), including, without limitation, any amendment (including, without limitation, any amendment and restatement), modification or supplement thereto or any refinancing, refunding, deferral, renewal, extension or replacement thereof (including, in any such case and without limitation, adding or removing Subsidiaries of Mediacom Broadband LLC as borrowers or guarantors thereunder), whether by the same or any other lender or group of lenders, pursuant to which (i) an aggregate amount of Indebtedness up to $1.4 billion may be Incurred pursuant to clause (c)(i) of the second paragraph of “Covenants — Limitation on Indebtedness” above and (ii) any additional amount of Indebtedness in excess of $1.4 billion may be Incurred pursuant to the first paragraph or pursuant to clause (c)(ii) or any other applicable clause (other than clause (c)(i)) of the second paragraph of “Covenants — Limitation on Indebtedness” above.
     “Subsidiary Operating Cash Flow” means, with respect to any Subsidiary for any period, the “Operating Cash Flow” of such Subsidiary and its Subsidiaries for such period determined by utilizing all of the elements of the definition of “Operating Cash Flow” in the Indenture, including the defined terms used in such definition, consistently applied only to such Subsidiary and its Subsidiaries on a consolidated basis for such period.
     “Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to October 15, 2010; provided, however, that if the period from such redemption date to October 15, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
     “Unrestricted Subsidiary” means any Subsidiary of Mediacom Broadband LLC designated as such pursuant to the provisions of “Covenants — Designation of Unrestricted Subsidiaries” above, and any Subsidiary of an Unrestricted Subsidiary. Any such designation may be revoked by a Committee Resolution delivered to the Trustee, subject to the provisions of such covenant.
     “Voting Equity Interests” means Equity Interests in any Person with voting power under ordinary circumstances entitling the holders thereof to elect the Executive Committee, the board of managers, board of directors or other governing body of such Person.
     “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding aggregate principal amount of such Indebtedness.
     “Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary 99% or more of the outstanding Equity Interests of which (other than Equity Interests constituting directors’ qualifying shares to the extent mandated by applicable law) are owned by Mediacom Broadband LLC or by one or more Wholly Owned Restricted Subsidiaries or by Mediacom Broadband LLC and one or more Wholly Owned Restricted Subsidiaries.
No Liability of Managers, Officers, Employees, or Shareholders
     No manager, director, officer, employee, member, shareholder, partner or incorporator of either Issuer or any Subsidiary, as such, will have any liability for any obligations of the Issuers under the Notes, the Exchange

Notes, if any, or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the Federal securities laws and the SEC is of the view that such a waiver is against public policy.
Defeasance and Covenant Defeasance
     The Indenture provides that the Issuers may elect either (a) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold moneys for payment in trust) (“legal defeasance”) or (b) to be released from its obligations with respect to the Notes under certain covenants (and related Events of Default) contained in the Indenture, including but not limited to those described above under “Covenants” (“covenant defeasance”), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest and Additional Interest, if any, on the Notes, on the scheduled due dates therefor. Such a trust may only be established if, among other things, (x) no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to Events of Default resulting from certain events of bankruptcy, insolvency or reorganization, would occur at any time in the period ending on the 91st day after the date of deposit) and (y) Mediacom Broadband LLC has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that (i) legal defeasance or covenant defeasance, as the case may be, will not require registration of the Issuers, the Trustee or the trust fund under the Investment Company Act of 1940, as amended, or the Investment Advisors Act of 1940, as amended, and (ii) the holders of the Notes will recognize income, gain or loss for Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred. Such opinion, in the case of legal defeasance under clause (a) above, must refer to and be based upon a private ruling concerning the Notes of the Internal Revenue Service or a ruling of general effect published by the Internal Revenue Service.
Modification of Indenture
     From time to time, the Issuers and the Trustee may, without the consent of holders of the Notes, enter into one or more supplemental indentures for certain specified purposes, including:
(a)	providing for a successor or successors to the Issuers;

(b)	adding guarantees;

(c)	releasing Guarantors when permitted by the Indenture;

(d)	providing for security for the Notes;

(e)	adding to the covenants of the Issuers;

(f)	surrendering any right or power conferred upon the Issuers;

(g)	providing for uncertificated Notes in addition to or in place of certificated Notes;

(h)	making any change that does not adversely affect the rights of any Noteholder; and

(i)	complying with any requirement of the Trust Indenture Act or curing certain ambiguities, defects or inconsistencies.
     The Indenture contains provisions permitting the Issuers and the Trustee, with the consent of holders of at least a majority in aggregate principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall, without the consent of each holder affected thereby:
     (i) change or extend the fixed maturity of any Notes, reduce the rate or extend the time of payment of interest or Additional Interest thereon, reduce the principal amount thereof or premium, if any, thereon or change the currency in which the Notes are payable;
     (ii) reduce the premium payable upon any redemption of Notes in accordance with the optional redemption provisions of the Notes or change the time before which no such redemption may be made;
     (iii) waive a default in the payment of principal or interest or Additional Interest on the Notes (except that holders of a majority in aggregate principal amount of the Notes at the time outstanding may (a) rescind an acceleration of the Notes that resulted from a non-payment default and (b) waive the payment default that resulted from such acceleration) or alter the rights of holders of the Notes to waive defaults;
     (iv) adversely affect the ranking of the Notes or the guarantees, if any; or
     (v) reduce the percentage of Notes, the consent of the holders of which is required for any such modification.
     Any existing Event of Default, other than a default in the payment of principal or interest or Additional Interest on the Notes, or compliance with any provision of the Notes or the Indenture, other than any provision related to the payment of principal or interest or Additional Interest on the Notes, may be waived with the consent of holders of at least a majority in aggregate principal amount of the Notes at the time outstanding.
Compliance Certificate
     The Indenture provides that Mediacom Broadband LLC will deliver to the Trustee within 120 days after the end of each fiscal year of Mediacom Broadband LLC an officers’ certificate stating whether or not the signers know of any Event of Default that has occurred. If they do, the certificate will describe the Event of Default and its status.

UNITED STATES FEDERAL TAX CONSIDERATIONS
     THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE LEGAL ADVICE. EACH HOLDER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR WITH RESPECT TO THE TRANSACTION OR MATTER ADDRESSED HEREIN BASED ON SUCH HOLDER’S PARTICULAR CIRCUMSTANCES.
     The following is a general discussion of the material U.S. federal income tax consequences of the exchange offer. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will take a similar view of such consequences. This summary deals only with exchange notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and does not deal with special situations, such as those of dealers in securities, insurance companies, financial institutions, tax-exempt entities, expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, regulated investment companies, real estate investment trusts, taxpayers subject to the alternative minimum tax, persons holding exchange notes as part of a straddle or a hedge against currency risk or a conversion transaction, or persons whose functional currency is not the U.S. dollar. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations. The discussion assumes that the initial notes were acquired for cash at original issue for their original “issue price.” The “issue price” of a note is the first price at which a substantial amount of the notes are sold to the public (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents, or wholesalers). The discussion below is based on the Code, existing and proposed U.S. Treasury regulations, and judicial decisions and administrative interpretations now in effect, all of which are subject to change, possibly on a retroactive basis.
     As used herein, a “U.S. Holder” means a beneficial owner of an exchange note, for U.S. federal income tax purposes, that is (1) an individual who is a citizen or resident of the United States; (2) a corporation or other entity treated as a corporation for U.S. federal tax purposes created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (4) a trust which is either subject to the supervision of a court within the United States and the control of one or more U.S. persons, or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     As used herein, a “Non-U.S. Holder” means a beneficial owner of an exchange note that is, for U.S. federal income tax purposes, a nonresident alien individual or a corporation, trust or estate that is not a U.S. Holder. If a partnership (or any entity treated as a partnership for U.S. federal income tax purposes) holds the exchange notes, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding the exchange notes are urged to consult their tax advisors.
Exchange of Notes
     The exchange of notes pursuant to the Exchange Offer will not be treated as a taxable sale, exchange or other disposition of the corresponding initial notes because the terms of the exchange notes are not materially different from the terms of the initial notes. Accordingly:
•	a holder will not recognize gain or loss upon receipt of an exchange note;

•	the holding period of an exchange note will include the holding period of the initial note exchanged therefor; and

•	the adjusted tax basis of an exchange note will be the same as the adjusted tax basis of the initial note exchanged.
     The filing of a shelf registration statement will not result in a taxable exchange to us or to any holder of a note.

U.S. federal income taxation of U.S. Holders
   Payments of interest
     Interest payable on an exchange note generally will be taxable to a U.S. Holder as ordinary income at the time it accrues or is actually or constructively received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.
     We have the option to redeem all or a portion of the exchange notes on certain dates. Under certain circumstances, a U.S. Holder may be entitled to require us to repurchase all or any part of such holder’s exchange notes at a premium upon the occurrence of a change in control. The U.S. Treasury regulations contain special rules for determining the payment schedule, and the yield and maturity of a debt instrument in the event the debt instrument provides for a contingency that could, for example, result in the acceleration or deferral of one or more payments. For purposes of determining the yield and maturity of the exchange notes, it should be presumed on the issue date that we will not exercise our unconditional redemption option because such exercise would not minimize the yield of the exchange notes. The payment schedule of the exchange notes without taking into account a holder’s conditional option to require us to repurchase its exchange notes at a premium should be used for purposes of determining the yield and maturity of the exchange notes because such payment schedule is significantly more likely than not to occur and/or because such contingencies should be viewed as remote or incidental. However, if we exercise our redemption option, or if a holder exercises its option to require us to repurchase its exchange notes upon the occurrence of a change of control, the yield and maturity of the exchange notes should be redetermined using the new payment schedule by treating the exchange notes as retired and reissued on that date.
   Sale, exchange or retirement of exchange notes
     Upon the sale, exchange, retirement or other disposition of an exchange note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the disposition (not including amounts attributable to accrued but unpaid interest which is taxable as described above) and such holder’s adjusted tax basis in the exchange note. A U.S. Holder’s adjusted tax basis in an exchange note will generally equal the purchase price paid by such holder for the exchange note.
     In general, gain or loss realized on the sale, exchange, retirement or other disposition of an exchange note by a U.S. Holder will be capital gain or loss, and will be long-term capital gain or loss if, at the time of disposition, the U.S. Holder has held the exchange note for more than one year. The maximum U.S. federal income tax rate on long-term capital gains with respect to exchange notes held by non-corporate holders is 15%. The deductibility of capital losses is subject to certain limitations.
U.S. federal income taxation of Non-U.S. Holders
   Payments of interest
     The payment to a Non-U.S. Holder of interest on an exchange note that is not effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States generally will not be subject to a 30% U.S. federal withholding tax provided that the Non-U.S. Holder (1) does not actually or constructively own 10% or more of the total combined voting power of all classes of the voting stock of Mediacom Communications within the meaning of the Code and U.S. Treasury regulations; (2) is not a controlled foreign corporation that is related to us through stock ownership as provided in the Code and U.S. Treasury regulations; (3) is not a bank whose receipt of interest on the exchange notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and (4)(a) provides its name and address on an IRS Form W-8BEN and certifies under penalties of perjury that it is not a U.S. person or (b) a bank, brokerage house, or other financial institution that holds the exchange notes on behalf of the Non-U.S. Holder in the ordinary course of its trade or business (“financial institutions”) certifies to us, under penalty of perjury, that it has received an IRS Form W-8BEN from the beneficial owner and furnishes us with a copy thereof. In the case of financial institutions that have entered into a withholding agreement with the IRS to become qualified intermediaries, an alternative method may be applicable for satisfying the certification requirement described in (4)(b).

     If a Non-U.S. Holder cannot satisfy the requirements described in the immediately preceding paragraph, payments of interest made to the Non-U.S. Holder will be subject to a 30% U.S. federal withholding tax unless the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in the rate of withholding under the benefit of a tax treaty. The 30% U.S. federal withholding tax will not apply to interest that is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States if the Non-U.S. Holder provides us with a properly executed IRS Form W-8ECI. To provide the foregoing certifications, the Non-U.S. Holder may, under certain circumstances, be required to obtain a U.S. taxpayer identification number (“TIN”).
     If a Non-U.S. Holder of an exchange note is engaged in a trade or business in the United States and interest on the exchange note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder will be subject to U.S. federal income tax on such interest in the same manner as if it were a U.S. Holder unless the Non-U.S. Holder can claim an exemption under an applicable income tax treaty. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.
   Sale, exchange or retirement of exchange notes
     Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax with respect to gain realized on the sale, exchange, retirement or other disposition of an exchange note unless (1) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States; or (2) in the case of a Non-U.S. Holder who is a nonresident alien individual, such individual is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met. Notwithstanding (1) and (2), a Non-U.S. Holder will not be subject to U.S. federal income tax if an applicable treaty exemption applies and the appropriate documentation is provided.
U.S. federal estate taxation of Non-U.S. Holders
     Subject to applicable estate tax treaty provisions, an exchange note that is held by an individual who, at the time of death, is not a citizen or resident of the United States generally will not be subject to U.S. federal estate tax if, at the time of the individual’s death, (1) the individual does not own actually or constructively 10% or more of the total combined voting power of the voting stock of Mediacom Communications and (2) interest on the exchange note would not have been, if received at the time of such holder’s death, effectively connected with such holder’s conduct of a trade or business within the United States.
Information reporting and backup withholding
     U.S. Holders, unless otherwise exempt as noted below, will be subject to information reporting with respect to payments of principal, interest, and the gross proceeds from the sale, exchange, retirement or other disposition of an exchange note. Backup withholding at the applicable rate (currently 28%) may apply to payments of interest and to the gross proceeds from the sale, exchange, retirement or other disposition of an exchange note if the U.S. Holder (1) fails to furnish its TIN on an IRS Form W-9 (or suitable substitute form) within a reasonable time after a request therefor; (2) furnishes an incorrect TIN; (3) fails to report properly any interest or dividends; or (4) fails, under certain circumstances, to provide a certified statement signed under penalty of perjury that the TIN provided is its correct number and that it is not subject to backup withholding. Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions. U.S. Holders of the exchange notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.
     Non-U.S. Holders generally will not be subject to backup withholding with respect to payments of interest made on the exchange notes if we do not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person and such holder provides the requisite certification on IRS Form W-8BEN or otherwise establishes an exemption from backup withholding. Such payments, however, generally would be subject to information reporting requirements.

     Non-U.S. Holders will be subject to backup withholding and information reporting with respect to payments of the gross proceeds from the sale, exchange, retirement or other disposition of an exchange note effected by or through a U.S. office of a broker unless the Non-U.S. Holder certifies as to its non-U.S. status on IRS Form W-8BEN or otherwise establishes an exemption.
     Non-U.S. Holders generally will not be subject to information reporting and backup withholding with respect to payments of disposition proceeds if the sale is effected outside the United States through a non-U.S. office of a non-U.S. broker and payment is not received in the United States. However, information reporting will generally apply to a payment of disposition proceeds where the sale is effected outside the United States by or through an office outside the United States of a broker which fails to maintain documentary evidence that the holder is a Non-U.S. Holder or that the holder otherwise is entitled to an exemption, if the broker is (1) a U.S. person; (2) a foreign person which derives 50% or more of its gross income for defined periods from the conduct of a trade or business in the United States; (3) a controlled foreign corporation for U.S. federal income tax purposes; or (4) a foreign partnership (a) more than 50% of the capital or profits interest of which is owned by U.S. persons or (b) which is engaged in a U.S. trade or business. Backup withholding will apply to a payment of those disposition proceeds if the broker has actual knowledge that the holder is a U.S. Holder.
     Backup withholding is not an additional tax. The amount of any backup withholding imposed on a payment to a U.S. Holder or a Non-U.S. Holder of the exchange notes will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

EXCHANGE OFFER
Registration Rights Agreement
     The Notes were originally issued on October 5, 2006 to Banc of America Securities LLC or initial purchaser, pursuant to a purchase agreement dated September 28, 2006. The initial purchaser subsequently resold the initial notes in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States in accordance with Regulation S under the Securities Act. We are parties to a registration rights agreement with the initial purchaser entered into as a condition to the closing of the offering of the initial notes under the purchase agreement. Pursuant to the registration rights agreement, we agreed, for the benefit of the holders of the Notes, at our cost to:
•	file an exchange offer registration statement on or before May 3, 2007 with the Securities and Exchange Commission with respect to the exchange offer for the Notes; and

•	use our best efforts to have the registration statement declared effective under the Securities Act by August 31, 2007.
     Upon the registration statement being declared effective, we will offer the exchange notes in exchange for surrender of the Notes. We will keep the exchange offer open for not less than 20 business days and not more than 30 business days, or, in each case, longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the initial notes. A holder of initial notes that are surrendered to us pursuant to the exchange offer will receive exchange notes having an aggregate principal amount equal to that of the surrendered initial notes. The exchange notes will be identical to the initial notes in all material respects, except that the cash interest rate step-up provisions shall be modified or eliminated, as appropriate, and the transfer restrictions and registration rights relating to the initial notes will not apply to the exchange notes.
     Under existing interpretations of the staff of the Securities and Exchange Commission contained in several no-action letters to third parties, we believe that the exchange notes will in general be freely tradable after the exchange offer without further registration under the Securities Act. However, any broker-dealer and any such holder of the initial notes using the exchange offer to participate in a distribution of the exchange notes:
•	will not be able to rely on these interpretations of the staff of the Securities and Exchange Commission;

•	will not be able to tender its initial notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the initial notes, unless such sale or transfer is made pursuant to an exemption from such requirements.
     As contemplated by the no-action letters discussed above and the registration rights agreement, each holder accepting the exchange offer is required to represent to us in the letter of transmittal that at the time of the consummation of the exchange offer:
•	the exchange notes received by the holder are acquired in the ordinary course of business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the initial notes or the exchange notes; and

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.
     Each holder participating in the exchange offer for the purpose of distributing the exchange notes must acknowledge and agree that it will comply with the registration and prospectus delivery requirements of the

Securities Act in connection with any resale of the exchange notes and cannot rely on the no-action letters discussed above.
     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for initial notes, where the initial notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The accompanying letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended and supplemented from time to time, may be used by a broker-dealer in connection with any resale of exchange notes received in exchange for initial notes where such initial notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that for the nine month period after the consummation of this exchange offer, exclusive of any period during which any stop order shall be in effect suspending the effectiveness of the exchange offer registration statement, we will make this prospectus, as it may be amended and supplemented from time to time, available to any such broker-dealer for use in connection with any resale of such exchange notes.
     In the event that:
1)	we have not filed an exchange offer registration statement (or, if applicable, the resale registration discussed below under “—Shelf Registration Statement”) on or before May 3, 2007 (or, if we are otherwise required to file a registration statement relating to the resale registration, we do not so file such registration statement within the time period provided for in the registration rights agreement); or

2)	such registration statement has not become effective by August 31, 2007 (or, in the case of any such registration statement relating to the resale registration, we do not so file such registration statement within 120 days following the date such registration statement was required to be filed); or

3)	the Exchange Offer has not been consummated by September 30, 2007; or

4)	any registration statement required by the registration rights agreement is filed and declared effective but shall thereafter cease to be effective (except as specifically permitted therein) without being succeeded immediately by an additional registration statement filed and declared effective
(any such event referred to in clauses (1) through (4), the ‘‘Registration Default’’), then the per annum interest rate on the applicable notes will increase, for the period from the occurrence of the Registration Default until such time as the Registration Default is no longer in effect (at which time the interest rate will be reduced to its initial rate), by .25% during the first 90-day period following the occurrence and during the continuation of such Registration Default, which rate shall increase by an additional .25% for each subsequent 90-day period during which such Registration Default continues up to a maximum of 1.0% (“Additional Interest”).
Shelf Registration Statement
     The registration rights agreement provides that if:
•	due to any change of law or applicable interpretations by the Securities and Exchange Commission’s staff, we determine upon advice of our outside counsel that we are not permitted to effect the exchange offer;

•	for any other reason the exchange offer is not consummated by September 30, 2007;

•	an initial purchaser so requests with respect to initial notes that are not eligible to be exchanged for exchange notes in this exchange offer and that are held by such initial purchaser following consummation of this exchange offer;

•	any holder of initial notes, other than an initial purchaser, is not eligible to participate in this exchange offer; or

•	any initial purchaser does not receive freely tradable exchange notes in exchange for initial notes constituting any portion of an unsold allotment, then we will as promptly as practicable, but in no event more than 210 days after so required or requested, file with the Commission a shelf registration statement relating to all such initial notes. We will use our best efforts to cause the shelf registration statement to be declared effective by the Commission and keep the shelf registration statement continuously effective, supplemented and amended for a period of two years from the date the initial notes or exchange notes exchanged privately, as applicable, have been sold.
     Holders of securities to be sold pursuant to any shelf registration statement will be required to furnish to us such information regarding the holder and the distribution of such securities as we may reasonably require for inclusion in such registration statement. Each holder of securities covered by a registration statement will be deemed to have agreed to indemnify us, our directors, our officers who sign such registration statement and each person who controls us within the meaning of the Securities Act and the Securities Exchange Act of 1934 against certain losses arising out of information furnished by such holder in writing for inclusion in such registration statement. Holders of securities covered by a registration statement will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.
Expiration Date; Extensions; Amendments; Termination
     This exchange offer will expire at 5:00 p.m., New York City time, on August 7, 2007, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days but not more than 30 business days (or, in each case, longer, if required by applicable law) after the date on which we mail notice of the exchange offer to holders as provided in Rule 14e-1(a) under the Securities Exchange Act of 1934 and the registration rights agreement.
     To extend the expiration date, we will need to notify the exchange agent of any extension by oral, promptly confirmed in writing, or written notice, before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We will also need to notify the holders of the initial notes by mailing an announcement to such holders or by means of a press release or other public announcement, unless otherwise required by applicable law or regulation.
     We expressly reserve the right:
•	to delay acceptance of any initial notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of initial notes not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have occurred and have not been waived by us, if permitted to be waived, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.
     If we amend the exchange offer in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the initial notes of the amendment including providing public announcement, or giving oral or written notice to the holders of the initial notes. A material change in the terms of the exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of the exchange offer. If any material change is made to the terms of the exchange offer, we will disclose the change by means of a post-effective amendment to the registration statement of which this prospectus is a part and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will also extend the exchange offer for an additional five to ten business days as required by the Securities Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral, promptly confirmed in writing, or written notice to the exchange agent.
Procedures for Tendering Initial Notes
     To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

Regular Delivery Procedure:	Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the completed letter of transmittal or the facsimile, together with the certificates representing your initial notes being tendered and any other required documents, to the exchange agent so that the exchange agent receives such documents and initial notes on or before 5:00 p.m., New York City time, on the expiration date.

Book-Entry Delivery Procedure:	Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company (“DTC”) as contemplated by the procedures for book-entry transfer described below under “—Book-Entry Delivery Procedure,” for receipt in such account on or before 5:00 p.m., New York City time, on the expiration date.

Guaranteed Delivery Procedure:	If time will not permit you to complete your tender by using the procedures described above before the expiration date, comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery Procedure.”
     The method of delivery of initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your respective brokers, dealers, commercial banks, trust companies or nominees to tender your initial notes on your behalf.
     Only a holder of initial notes may tender initial notes in this exchange offer. For purposes of this exchange offer, a holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.
     If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact this registered holder promptly and instruct this registered holder to tender these notes on your behalf. If you wish to tender these initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
     You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by an eligible institution. An eligible institution means an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act, including:
•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	certain savings associations.
     However, signatures on a letter of transmittal do not have to be guaranteed if initial notes are tendered:
•	by a registered holder, or by a participant in DTC in the case of book-entry transfers, whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder, or deposited into this participant’s account at DTC in the case of book-entry transfers; or

•	for the account of an eligible institution.
     If the letter of transmittal or any bond powers are signed by:
•	the recordholder(s) of the initial notes tendered: The signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever;

•	a participant in DTC: The signature must correspond with the name as it appears on the security position listing as the holder of the initial notes;

•	a person other than the registered holder of any initial notes: These initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes;

•	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: These persons should so indicate such capacities when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.
Book-Entry Delivery Procedure
     Any financial institution that is a participant in DTC’s system may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent’s account at DTC according to DTC’s procedures for transfer. To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the initial notes that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against the participant. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus.
     A delivery of initial notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents are transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure
     If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes, the letter of transmittal or other required documents to reach the exchange agent before the expiration date, or (3) the procedures for book-entry transfer cannot be completed, and an agent’s message (or letter of transmittal (or facsimile thereof)) cannot be delivered, on or prior to the expiration date, you may still tender in this exchange offer if:
•	you tender through an eligible institution;

•	on or before the expiration date the exchange agent receives from the holder and the eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes, the certificate numbers of the initial notes and the principal amount of initial notes tendered, stating that the tender is being made pursuant to the notice of guaranteed delivery and guaranteeing that within three New York Stock Exchange trading days after the expiration date a properly completed and duly executed letter of transmittal (or facsimile thereof) and the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message (or letter of transmittal (or facsimile thereof)), as the case may be, and the letter of transmittal and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	a properly completed and duly executed letter of transmittal (or facsimile thereof) and the certificates for all your tendered initial notes in proper form for transfer, or a book-entry confirmation with an agent’s message (or letter of transmittal (or facsimile thereof)), as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.
Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes
     Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the letter of transmittal.
     We will be deemed to have received your tender as of the date when the exchange agent receives:
•	your duly signed letter of transmittal accompanied by your initial notes;

•	a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message (or a letter of transmittal (or facsimile thereof)); or

•	a notice of guaranteed delivery from an eligible institution.
     All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.
     We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within the time that we shall determine. Neither the exchange agent, any other person or we will be under any duty to give notification of defects or irregularities with respect to tenders of initial notes. Neither the exchange agent nor we will incur any liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until the irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived as promptly as practicable following the expiration date.
     If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer below to “—Conditions to the Exchange Offer.” For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if, we give oral or written notice of acceptance to the exchange agent.
     We will issue the exchange notes in exchange for the initial notes tendered by a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at DTC with an agent’s message (or a letter of transmittal (or facsimile thereof)), in each case, in form satisfactory to us and the exchange agent.
     If any tendered initial notes are not accepted for any reason or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, as promptly as practicable after withdrawal, rejection of tender or the expiration or termination of the exchange offer.
     In addition, we reserve the right in our sole discretion, but in compliance with the provisions of the indenture, to:
•	purchase or make offers for any initial notes that remain outstanding after the expiration date, or, as described below under “—Expiration Date; Extensions; Amendments; Termination,” to terminate the exchange offer as provided by the terms of our registration rights agreement; and

•	purchase initial notes in the open market, in privately negotiated transactions or otherwise, to the extent permitted by applicable law.
     The terms of any of the purchases or offers described above could differ from the terms of the exchange offer.
Withdrawal of Tenders
     Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.
     For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered initial notes for exchange by us.
     Any notice of withdrawal must:
•	specify the name of the person having tendered the initial notes to be withdrawn;

•	identify the initial notes to be withdrawn, including, if applicable, the registration number or numbers and the total principal amount of these notes;

•	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these initial notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender; and

•	state that you are withdrawing your tender of initial notes.
     We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.
     You may re-tender properly withdrawn initial notes in this exchange offer by following one of the procedures described above under “—Procedures for Tendering Initial Notes” at any time before the expiration date.
Conditions to the Exchange Offer
     With exceptions, we will not be required to accept initial notes for exchange, or issue exchange notes in exchange for any initial notes, and we may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the initial notes, if:
•	the exchange offer violates applicable law or any interpretation of the staff of the Securities and Exchange Commission;

•	any required governmental approval has not been obtained; or

•	a court or any governmental authority has issued an injunction, order or decree that would prevent or impair our ability to proceed with the exchange offer.
     These conditions are for our sole benefit. We may assert any of these conditions regardless of the circumstances giving rise to any of them. We may also waive these conditions, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion, but within the limits of applicable law, that any of the foregoing events or conditions has occurred or exists or has not been satisfied. Our failure at any time to exercise any of our rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which we may assert at any time and from time to time.
     If we determine that we may terminate the exchange offer, as provided above, we may:
•	refuse to accept any initial notes and return any initial notes that have been tendered to their holders;

•	extend the exchange offer and retain all initial notes tendered before the expiration date, allowing, however, the holders of tendered initial notes to exercise their rights to withdraw their tendered initial notes; or

•	waive any termination event with respect to the exchange offer and accept all properly tendered initial notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided above under “—Expiration Date; Extensions; Amendments; Termination.”
     If we determine that we may terminate the exchange offer, we may be required to file a shelf registration statement with the Securities and Exchange Commission as described under “—Shelf Registration Statement.” The exchange offer is not dependent upon any minimum principal amount of initial notes being tendered for exchange.
Accounting Treatment
     We will record the exchange notes at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent
     We have appointed Deutsche Bank Trust Company Americas as exchange agent for the exchange offer. You should direct all questions and requests for assistance or additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:
DB Services Tennessee, Inc.
Trust & Securities Services
Reorganization Unit
648 Grassmere Park Road
Nashville, TN 37211
SPU-Reorg.Operations@db.com
Information: (800) 735-7777
Fees and Expenses
     We will bear the expenses of soliciting tenders under the exchange offer. The principal solicitation for tenders under the exchange offer is being made by mail; however, our officers and other employees may make additional solicitations by telephone, facsimile or in person.
     We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes, and in handling or forwarding tenders for exchange.
     We will pay the expenses incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.
     We will generally pay all transfer taxes, if any, applicable to the exchange of initial notes under the exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other person, if:
•	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the initial notes tendered; or

•	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of initial notes under the exchange offer.
     If satisfactory evidence of payment of these taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.
Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences
     If you do not properly tender your initial notes in the exchange offer, your initial notes will remain outstanding and continue to accrue interest. However, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not governed by, the Securities Act. In addition, you will no longer be able to obligate us to register the initial notes under the Securities Act, except in the limited circumstances provided under our exchange and registration rights agreement. To the extent the initial notes are tendered and accepted in the exchange offer, the trading market, if any, for the initial notes would be adversely affected. You should refer to “Risk Factors—Your failure to participate in this exchange offer will have adverse consequences.”

BOOK-ENTRY; DELIVERY AND FORM
     Principal and interest payments on global securities registered in the name of DTC’s nominee will be made in immediate available funds to DTC’s nominee as the registered owner of the global securities. We and the trustee will treat DTC’s nominee as the owner of the global securities for all other purposes as well. Accordingly, we, the trustee, any paying agent and any of the initial purchasers will have no direct responsibility or liability for any aspect of the records relating to payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to these beneficial interests. It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities. These payments will be the responsibility of the direct and indirect participants and not of DTC, the trustee or us.
     So long as DTC or its nominee is the registered owner or holder of the global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for the purposes of:
•	receiving payment on the notes;

•	receiving notices; and

•	for all other purposes under the Indenture and the notes.
     Beneficial interests in the notes will be evidenced only by, and transfers of the notes will be effected only through, records maintained by DTC and its participants.
     Except as described below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of certificated notes in definitive form and will not be considered the holders of the global security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC. And, if that person is not a participant in DTC, the person must rely on the procedures of the participant in DTC through which that person owns its interest, to exercise any rights of a holder under the Indenture. Under existing industry practices, if we request any action of holders or an owner of a beneficial interest in a global security desires to take any action under the Indenture, DTC would authorize the participants holding the relevant beneficial interest to take that action. The participants then would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them.
     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global security are credited. Further, DTC will take action only as to the portion of the aggregate principal amount at maturity of the notes as to which the participant or participants has or have given the direction.
     Although DTC, the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. of Luxembourg (“Clearstream”) have agreed to the procedures described above in order to facilitate transfers of interests in global securities among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform these procedures, and the procedures may be discontinued at any time. None of us, the trustee, any agent of an initial purchaser or ours will have any responsibility for the performance by DTC, Euroclear and Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
     DTC has provided the following information to us. DTC is a:
•	limited-purpose trust company organized under the New York Banking Law;

•	a banking organization within the meaning of the New York Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a clearing corporation within the meaning of the New York Uniform Commercial Code; and

•	a clearing agency registered under the provisions of Section 17A of the Securities Exchange Act.
Certificated Notes
     Notes represented by a global security are exchangeable for certificated notes only if:
•	DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a registered clearing agency, and a successor depository is not appointed by us within 90 days;

•	we determine not to require all of the notes to be represented by a global security and notify the trustee of our decision; or

•	an event of default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default relating to the notes represented by the global security has occurred and is continuing.
     Any global security that is exchangeable for certificated notes in accordance with the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in the names as DTC or its nominee may direct. However, a global security is only exchangeable for a global security of like denomination to be registered in the name of DTC or its nominee. If a global security becomes exchangeable for certificated notes:
•	certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples of $1,000;

•	payment of principal, premium, if any, and interest on the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at the office or agency we maintain for these purposes; and

•	no service charge will be made for any issuance of the certificated notes, although the issuers may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection with the issuance.
     Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.
     Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines, Brussels time, of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global security from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day, which must be a business day for Euroclear and Clearstream, immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of an interest in a global security by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

PLAN OF DISTRIBUTION
     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 3, 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.
     We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal accompanying this prospectus states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     For a period of one year after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the initial notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
     The validity of the notes offered hereby will be passed upon for us by Sonnenschein Nath & Rosenthal LLP, New York, New York. Robert L. Winikoff, a member of the board of directors of Mediacom Communications, is a partner of Sonnenschein Nath & Rosenthal LLP. Mr. Winikoff owns 33,700 shares of Class A common stock. Mr. Winikoff also has 7,500 restricted stock units and options to purchase 78,000 shares of Class A common stock of Mediacom Communications.
EXPERTS
     The consolidated financial statements of Mediacom Broadband LLC and its subsidiaries as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent, registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
AVAILABLE INFORMATION
     We have filed with the Securities and Exchange Commission a registration statement on Form S-4, including all amendments, exhibits, schedules and supplements, to register the exchange notes. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules of the Commission. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any materials we file with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at (800) SEC-0330. You can also review such material by accessing the Commission’s Internet web site at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
MEDIACOM BROADBAND LLC AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Member of Mediacom Broadband LLC:
     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Mediacom Broadband LLC and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in Note 10 to the consolidated financial statements, during the year ended December 31, 2006, the Company changed the manner in which it accounts for share-based compensation.
/s/ PricewaterhouseCoopers LLP
New York, New York
March 27, 2007

MEDIACOM BROADBAND LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(All dollar amounts in thousands)
ASSETS
CURRENT ASSETS
Cash	$12,019	$7,142
Accounts receivable, net of allowance for doubtful accounts of $1,380 and $1,842, respectively	43,205	36,205
Prepaid expenses and other assets	68,379	26,613

Total current assets	123,603	69,960
Investment in cable television systems:
Property, plant and equipment, net of accumulated depreciation of $501,713 and $405,316 respectively	716,339	718,210
Franchise rights, net of accumulated amortization of $38,752	1,251,386	1,251,361
Goodwill	204,582	204,582
Subscriber lists, net of accumulated amortization of $21,319 and $19,251, respectively	11,803	13,774

Total investment in cable television systems	2,184,110	2,187,927
Other assets, net of accumulated amortization of $3,636 and $7,090, respectively	17,086	27,168

Total assets	$2,324,799	$2,285,055

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES
Accrued expenses	$127,896	$120,975
Deferred revenue	25,430	22,474
Current portion of long-term debt	68,707	43,858

Total current liabilities	222,033	187,307
Long-term debt, less current portion	1,527,536	1,374,512
Other non-current liabilities	9,875	8,622

Total liabilities	1,759,444	1,570,441

Commitments and contingencies (Note 11)
PREFERRED MEMBER’S INTEREST (Note 6)	150,000	150,000
MEMBER’S EQUITY
Capital contributions	652,310	725,000
Accumulated deficit	(236,955)	(160,386)

Total member’s equity	415,355	564,614

Total liabilities, preferred members’ interest and member’s equity	$2,324,799	$2,285,055

The accompanying notes are an integral part of these statements.

MEDIACOM BROADBAND LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2006	2005	2004
	(All dollar amounts in thousands)
Revenues	$681,243	$613,116	$585,039
Costs and expenses:
Service costs (exclusive of depreciation and amortization of $107,152, $115,314 and $107,592, respectively, shown separately below)	270,396	239,199	222,752
Selling, general and administrative expenses	151,538	138,201	129,587
Management fee expense — parent	12,647	12,239	10,585
Depreciation and amortization	107,152	115,314	107,592

Operating income	139,510	108,163	114,523
Interest expense, net	(109,869)	(97,282)	(86,125)
Loss on early extinguishment of debt	(31,207)	—	—
(Loss) gain on derivatives, net	(8,718)	6,638	10,929
Other expense, net	(4,954)	(6,516)	(4,475)

Net (loss) income	(15,238)	11,003	34,852
Dividend to preferred member (Note 6)	(18,000)	(18,000)	(18,000)

Net (loss) income applicable to member	$(33,238)	$(6,997)	$16,852

The accompanying notes are an integral part of these statements.

MEDIACOM BROADBAND LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY

	Capital	Accumulated
	Contributions	Deficit	Total
	(All dollar amounts in thousands)
Balance, December 31, 2003	$725,000	$(135,984)	$589,016
Net income	—	34,852	34,852
Dividend payments to related party on Preferred Member’s Interest	—	(18,000)	(18,000)
Dividend payments to MCC	—	(10,711)	(10,711)

Balance, December 31, 2004	$725,000	$(129,843)	$595,157
Net income	—	11,003	11,003
Dividend payments to related party on Preferred Member’s Interest	—	(18,000)	(18,000)
Dividend payments to MCC	—	(23,546)	(23,546)

Balance, December 31, 2005	$725,000	$(160,386)	$564,614
Net loss	—	(15,238)	(15,238)
Dividend payments to related party on Preferred Member’s Interest	—	(18,000)	(18,000)
Dividend payments to MCC	—	(43,331)	(43,331)

Capital contributions	103,040	—	103,040
Capital distributions	(175,730)	—	(175,730)

Balance, December 31, 2006	$652,310	$(236,955)	$415,355

The accompanying notes are an integral part of these statements.

MEDIACOM BROADBAND LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
	(All dollar amounts in thousands)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net (loss) income	$(15,238)	$11,003	$34,852
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	107,152	115,314	107,592
Gain (loss) on derivatives, net	8,718	(6,638)	(10,929)
Loss on early extinguishment of debt	8,206
Amortization of deferred financing costs	2,622	4,600	2,099
Share-based compensation	1,046	217	—
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(7,000)	(4,918)	3,235
Prepaid expenses and other assets	(48,226)	(20,791)	6,491
Accrued expenses	6,921	5,848	(33,590)
Deferred revenue	2,956	1,643	629
Other non-current liabilities	(2,746)	(1,240)	(4,075)

Net cash flows provided by operating activities	64,411	105,038	106,304

CASH FLOWS USED IN INVESTING ACTIVITIES:
Capital expenditures	(103,217)	(108,100)	(83,656)
Other investing activities	—	—	(1,738)

Net cash flows used in investing activities	(103,217)	(108,100)	(85,394)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
New borrowings	1,353,000	333,750	126,750
Repayment of debt	(1,075,127)	(479,335)	(117,463)
Redemption/repayment of senior notes	(400,000)	—	—
Issuance of senior notes	300,000	200,000	—
Financing costs	(169)	(11,795)	(1,735)
Capital contribution	103,040	—	—
Capital distribution	(175,730)	—	—
Dividend payments on preferred members’ interests	(18,000)	(18,000)	(18,000)

Dividend payment to parent	(43,331)	(23,546)	(10,711)

Net cash flows provided by (used in) financing activities	43,683	1,074	(21,159)
Net decrease in cash	4,877	(1,988)	(249)
CASH, beginning of period	7,142	9,130	9,379

CASH, end of period	$12,019	$7,142	$9,130

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest, net of amounts capitalized	$127,606	$92,151	$86,388

The accompanying notes are an integral part of these statements.

MEDIACOM BROADBAND LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. ORGANIZATION
     Mediacom Broadband LLC (“Mediacom Broadband,” and collectively with its subsidiaries, the “Company”), a Delaware limited liability company wholly-owned by Mediacom Communications Corporation (“MCC”), was organized for the purpose of acquiring cable systems from AT&T Broadband, LLC in 2001. As of December 31, 2006, the Company was operating cable systems in the states of Georgia, Illinois, Iowa and Missouri.
     Mediacom Broadband relies on its parent, MCC, for various services such as corporate and administrative support. The financial position, results of operations and cash flows of Mediacom Broadband could differ from those that would have resulted had Mediacom Broadband operated autonomously or as an entity independent of MCC. See Notes 6, 7 and 8.
     Mediacom Broadband Corporation, a Delaware corporation wholly-owned by Mediacom Broadband, co-issued, jointly and severally, with Mediacom Broadband $400.0 million aggregate principal amount of the 11% senior notes due July 15, 2013. Mediacom Broadband Corporation has no assets (other than a $100 receivable from affiliate), operations, revenues or cash flows. Therefore, separate financial statements have not been presented for this entity.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  Basis of Preparation of Consolidated Financial Statements
     The consolidated financial statements include the accounts of Mediacom Broadband and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require management’s most difficult and subjective judgments include assessment and valuation of intangibles, useful lives of property, plant and equipment and the valuation of programming liabilities. Actual results could differ from those and other estimates. Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”) (see Note 10).
  Revenue Recognition
     Revenues from video, data and phone services are recognized when the services are provided to the customers. Credit risk is managed by disconnecting services to customers who are deemed to be delinquent. Installation revenues are recognized as customer connections are completed because installation revenues are less than direct installation costs. Advertising sales are recognized in the period that the advertisements are exhibited. Under the terms of its franchise agreements, the Company is required to pay local franchising authorities up to 5% of its gross revenues derived from providing cable services. The Company normally passes these fees through to its customers. Franchise fees are reported in their respective revenue categories and included in selling, general and administrative expenses.
  Allowance for Doubtful Accounts
     The allowance for doubtful accounts represents the Company’s best estimate of probable losses in the accounts receivable balance. The allowance is based on the number of days outstanding, customer balances, historical experience and other currently available information. During the year ended December 31, 2006 and 2005, respectively, the Company revised its estimate of probable losses in the accounts receivable of its advertising businesses to better reflect historical collection experience. The change in estimate resulted in a benefit to the consolidated statement of operations of $0.3 million and $0.9 million for the year ended December 31, 2006 and 2005, respectively.
     During the year ended December 31, 2006, the Company revised its estimate of probable losses in the accounts receivable of its video, data and phone business to better reflect historical collection experience. The change in estimate resulted in a benefit to the consolidated statement of operations of $0.5 million for year ended December 31, 2006.
  Concentration of Credit Risk
     The Company’s accounts receivable are comprised of amounts due from subscribers in varying regions throughout the United States. Concentration of credit risk with respect to these receivables is limited due to the large number of customers comprising the Company’s customer base and their geographic dispersion. The Company invests its cash with high quality financial institutions.
  Property, Plant and Equipment
     Property, plant and equipment are recorded at cost. Additions to property, plant and equipment generally include material, labor and indirect costs. Depreciation is calculated on a straight-line basis over the following useful lives:

Buildings	40 years
Leasehold improvements	Life of respective lease
Cable systems and equipment and subscriber devices	5 to 20 years
Vehicles	3 to 5 years
Furniture, fixtures and office equipment	5 years
     The Company capitalizes improvements that extend asset lives and expenses repairs and maintenance as incurred. At the time of retirements, write-offs, sales or other dispositions of property, the original cost and related accumulated depreciation are removed from the respective accounts and the gains or losses are included in depreciation and amortization expense in the consolidated statement of operations.
     The Company capitalizes the costs associated with the construction of cable transmission and distribution facilities, new customer installations and indirect costs associated with our telephony product. Costs include direct labor and material, as well as certain indirect costs including interest. The Company performs periodic evaluations of certain estimates used to determine the amount and extent that such costs that are capitalized. Any changes to these estimates, which may be significant, are applied in the period in which the evaluations were completed. The costs of disconnecting service at a customer’s dwelling or reconnecting to a previously installed dwelling are charged as expense in the period incurred. Costs associated with subsequent installations of additional services not previously installed at a customer’s dwelling are capitalized to the extent such costs are incremental and directly attributable to the installation of such additional services.
  Capitalized Software Costs
     The Company accounts for internal-use software development and related costs in accordance with AICPA Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Software development and other related costs consist of external and internal costs incurred in the application development stage to purchase and implement the software that will be used in the Company’s telephony business. Costs incurred in the development of application and infrastructure of the software is capitalized and will be amortized over its respective estimated useful life of 10 years. During the years ended December 31, 2006 and 2005, the Company capitalized approximately $4.4 million and $1.1 million, respectively of software development costs.

  Marketing and Promotional Costs
     Marketing and promotional costs are expensed as incurred and were $16.5 million, $15.1 million and $14.3 million for the year ended December 31, 2006, 2005 and 2004, respectively.
  Intangible Assets
     In accordance with FASB No. 142, “Goodwill and Other Intangible Assets,” the amortization of goodwill and indefinite-lived intangible assets is prohibited and requires such assets to be tested annually for impairment, or more frequently if impairment indicators arise. The Company has determined that its cable franchise rights and goodwill are indefinite-lived assets and therefore not amortizable.
     Other finite-lived intangible assets, which consist primarily of subscriber lists and covenants not to compete, continue to be amortized over their useful lives of 5 to 10 years and 5 years, respectively. Amortization expense for the year ended December 31, 2006, 2005 and 2004 was approximately $2.1 million, $2.1 million and $2.6 million, respectively. The Company’s estimated aggregate amortization expense for the year of 2007 through 2011 and beyond are $2.1 million, $2.1 million, $2.1 million, $2.1 million, $2.1 million and $1.3 million, respectively.
     The Company operates its cable systems under non-exclusive cable franchises that are granted by state or local government authorities for varying lengths of time. As of December 31, 2006, the company held 380 franchises in areas located throughout the United States. The Company acquired these cable franchises through acquisitions of cable systems and they were accounted for using the purchase method of accounting.
     The Company has directly assessed the value of cable franchise rights for impairment under SFAS No. 142 by utilizing a discounted cash flow methodology. In performing an impairment test in accordance with SFAS No. 142, the Company makes assumptions, such as future cash flow expectations and other future benefits related to cable franchise rights, which are consistent with the expectations of buyers and sellers of cable systems in determining fair value. If the determined fair value of the Company’s cable franchise rights is less than the carrying amount on the financial statements, an impairment charge would be recognized for the difference between the fair value and the carrying value of such assets.
     Goodwill impairment is determined using a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill, calculated using the residual method, with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value, the excess is recognized as an impairment loss. The Company completed its annual impairment test as of October 1, 2006, which reflected no impairment of franchise rights and goodwill.
  Other Assets
     Other assets, net, primarily include financing costs and original issue discount incurred to raise debt. Financing costs are deferred and amortized as other expense and original issue discounts are deferred and amortized as interest expense over the expected term of such financings.
  Segment Reporting
     SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” requires the disclosure of factors used to identify an enterprise’s reportable segments. The Company’s operations are organized and managed on the basis of cable system clusters that represent operating segments responsible for certain geographical regions. Each operating segment derives its revenues from the delivery of similar products and services to a customer base that is also similar. Each operating segment deploys similar technology to deliver our products and services and operates within a similar regulatory environment. In addition, each operating segment has similar economic characteristics. Management evaluated the criteria for aggregation of the geographic operating segments under SFAS No. 131 and believes the Company meets each of the respective criteria set forth. Accordingly, management has identified broadband services as the Company’s one reportable segment.
  Accounting for Derivative Instruments
     The Company accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” These pronouncements require that all derivative instruments be recognized on the balance sheet at fair value. The Company enters into interest rate exchange agreements to fix the interest rate on a portion of its variable interest rate debt to reduce the potential volatility in its interest expense that would otherwise result from changes in market interest rates. The Company’s derivative instruments are recorded at fair value and are included in other current assets, other assets and other liabilities of its consolidated balance sheet. The Company’s accounting policies for these instruments are based on whether they meet its criteria for designation as hedging transactions, which include the instrument’s effectiveness, risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Gains and losses from changes in fair values of derivatives that are not designated as hedges for accounting purposes are recognized in the consolidated statement of operations. The Company has no derivative financial instruments designated as hedges. Therefore, changes in fair value for the respective periods were recognized in the consolidated statement of operations.
  Accounting for Asset Retirement
     The Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” on January 1, 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company reviewed its asset retirement obligations to determine the fair value of such liabilities and if a reasonable estimate of fair value could be made. This entailed the review of leases covering tangible long-lived assets as well as the Company’s rights-of-way under franchise agreements. Certain of the Company’s franchise agreements and leases contain provisions that require restoration or removal of equipment if the franchises or leases are not renewed. Based on historical experience, the Company expects to renew its franchise agreements. In the unlikely event that any franchise agreement is not expected to be renewed, the Company would record an estimated liability. However, in determining the fair value of the Company’s asset retirement obligation, consideration will be given to the Cable Communications Policy Act of 1984, which generally entitles the cable operator to the “fair market value” for the cable system covered by a franchise, if renewal is denied and the franchising authority acquires ownership of the cable system or effects a transfer of the cable system to another person. Changes in these assumptions based on future information could result in adjustments to estimated liabilities.
     Upon adoption of SFAS No. 143, the Company determined that in certain instances, it is obligated by contractual terms or regulatory requirements to remove facilities or perform other remediation activities upon the retirement of its assets. The Company initially recorded a $1.8 million asset in property, plant and equipment and a corresponding liability of $1.8 million.
  Accounting for Long-Lived Assets
     In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company periodically evaluates the recoverability and estimated lives of its long-lived assets, including property and equipment and intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. The measurement for such impairment loss is based on the fair value of the asset, typically based upon the future cash flows discounted at a rate commensurate with the risk involved. Unless presented separately, the loss is included as a component of either depreciation expense or amortization expense, as appropriate.

  Programming Costs
     The Company has various fixed-term carriage contracts to obtain programming for its cable systems from content suppliers whose compensation is generally based on a fixed monthly fee per customer. These programming contracts are subject to negotiated renewal. Programming costs are recognized when the Company distributes the related programming. These programming costs are usually payable each month based on calculations performed by the Company and are subject to adjustments based on the results of periodic audits by the content suppliers. Historically, such audit adjustments have been immaterial to the Company’s total programming costs. Some content suppliers offer financial incentives to support the launch of a channel and ongoing marketing support. When such financial incentives are received, the Company defers them within non-current liabilities in its consolidated balance sheets and recognizes such amounts as a reduction of programming costs (which are a component of service costs in the consolidated statement of operations) over the carriage term of the programming contract.
  Share-based Compensation
     The Company adopted SFAS No. 123(R) on January 1, 2006 (see Note 10). The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the periods the estimates are revised. Actual results, and future changes in estimates, may differ substantially from our current estimates.
  Income Taxes
     Since the Company is a limited liability company, it is not subject to federal or state income taxes and no provision for income taxes relating to its operations has been reflected in the accompanying consolidated financial statements. Income or loss of the limited liability company is reported in MCC’s income tax returns.
  Comprehensive Income
     In June 1997, the FASB issued SFAS No. 130, “Reporting Comprehensive Income.” This statement requires companies to classify items of other comprehensive income/loss by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company has had no other comprehensive income items to report.
  Reclassifications
     Certain reclassifications have been made to prior years’ amounts to conform to the current year’s presentation.
  Recent Accounting Pronouncements
     In February 2006, the FASB issued SFAS Statement No. 155, “Accounting for Certain Hybrid Financial Instruments, Amendment of FASB Statement No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 155 gives entities the option of applying fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under SFAS No. 133. SFAS No. 155 will be effective as of January 1, 2007 and the Company does not believe that the adoption will have a material impact on its consolidated financial condition or results of operations.

     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an Amendment of FASB Statement No 140” (“SFAS No. 156”). SFAS No 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. The Company does not expect the adoption of SFAS No. 156 will have a material impact on its consolidated financial condition or results of operations.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands on required disclosures about fair value measurement. SFAS No. 157 will be effective as of January 1, 2008 and will be applied prospectively. The Company has not completed its evaluation of SFAS No. 157 to determine the impact that adoption will have on its consolidated financial condition or results of operations.
     In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No. 108 provides guidance surrounding the process of quantifying financial statement misstatements. SAB No. 108 addresses the diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. The Company adopted SAB No. 108 in 2006. This bulletin did not have a material impact on the Company’s consolidated financial condition or results of operations.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect that this Statement will have a material impact on its consolidated financial condition or results of operations.
3. PROPERTY, PLANT AND EQUIPMENT
     As of December 31, 2006 and 2005, property, plant and equipment consisted of (dollars in thousands):

	2006	2005
Cable systems, equipment and subscriber devices	$1,138,654	$1,047,978
Vehicles	34,190	33,908
Buildings and leasehold improvements	24,621	24,487
Furniture, fixtures and office equipment	16,011	12,576
Land and land improvements	4,576	4,577

	1,218,052	1,123,526

Accumulated depreciation	(501,713)	(405,316)

Property, plant and equipment, net	$716,339	$718,210

     Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was approximately $105.1 million, $113.2 million and $105.0 million, respectively. As of December 31, 2006 and 2005, the Company had property under capitalized leases of $5.5 million and $5.5 million before accumulated depreciation, and $0.9 million and $2.3 million, respectively, net of accumulated depreciation. During the year ended December 31, 2006, 2005 and 2004 the Company incurred gross interest expense of $111.8 million, $98.9 million and $87.4 million, respectively, of which $1.7 million, $1.6 million and $1.3 million was capitalized.

4. ACCRUED EXPENSES
     Accrued expenses consist of the following as of December 31, 2006 and 2005 (dollars in thousands):

	December 31,	December 31,
	2006	2005
Accrued programming costs	$29,071	$32,486
Accrued taxes and fees	19,138	16,005
Accrued payroll and benefits	13,509	11,917
Accrued interest	11,468	29,732
Accrued property, plant and equipment	9,368	6,869
Accrued telecommunications	7,119	5,447
Intercompany accounts payable and other accrued expenses	38,223	18,519

	$127,896	$120,975

5. DEBT
     As of December 31, 2006 and 2005, debt consisted of (dollars in thousands):

	December 31,	December 31,
	2006	2005
Bank credit facilities	$1,095,500	$816,250
11% senior notes due 2013	—	400,000
8 1/2% senior notes due 2015	500,000	200,000
Capital lease obligations	743	2,120

	$1,596,243	$1,418,370
Less: current portion	68,707	43,858

Total long-term debt	$1,527,536	$1,374,512

  Bank Credit Facilities
     The operating subsidiaries of the Company maintain a $1.64 billion senior secured credit facility (the “Credit Facility”). The Credit Facility originally consisted of a revolving credit facility (the “revolver”) with a $600.0 million revolving credit commitment, a $300.0 million term loan (the “term loan A”) and a $500.0 million term loan (the “term loan B”). On October 11, 2005, the Company amended the revolving credit portion of its senior secured credit facility: (i) to increase the revolving credit commitment from approximately $543.0 million to approximately $650.5 million, of which approximately $430.3 million is not subject to scheduled reductions prior to the termination date; and (ii) to extend the termination date of the commitments not subject to reductions from March 31, 2010 to December 31, 2012. On May 5, 2005, the Company refinanced the term loan B with a new term loan (the “term loan C”) in the amount of $500.0 million. On May 5, 2006, the Company refinanced the term loan C with a new term loan (the “term loan D”) in the amount of $800.0 million. The term loan D consists of two tranches: (i) a $550.0 million term loan which was funded on May 5, 2006; and (ii) a $250.0 million delayed-draw term loan (the “Delayed-Draw Term Loan”). Borrowings under the new term loan bear interest at a rate that is 0.25% less than the interest rate of the term loan that it replaced. The term loan A matures on February 1, 2014 and, beginning on September 30, 2004, has been subject to quarterly reductions ranging from 1.00% to 8.00% of the original principal amount. The term loan D matures on January 31, 2015 and is subject to quarterly reductions of 0.25% from March 31, 2007 to December 31, 2014, and 92.00% on maturity, of the original principal amount.
     As of December 31, 2006, the maximum commitment available under the revolver was $614.0 million and the revolver had an outstanding balance of $69.0 million. As of the same date, the term loans A and D had outstanding balances of $226.5 million and $800.0 million, respectively.
     The credit agreement of the Credit Facility (the “credit agreement”) provides for interest at varying rates based upon various borrowing options and certain financial ratios, and for commitment fees of 3/8% to 5/8% per annum on the unused portion of the available revolving credit commitment. Interest on outstanding revolver and term loan A balances are payable at either the Eurodollar rate plus a floating percentage ranging from 1.00% to 2.50% or the base rate plus a floating percentage ranging from 0.25% to 1.50%. Interest on the term loan B is payable at either the Eurodollar rate plus a floating percentage ranging from 1.50% to 1.75% or the base rate plus a floating percentage ranging from 0.50% to 0.75%.
     For the year ended December 31, 2006, the maximum commitment amount under the portion of the revolver subject to reduction was reduced by $30.4 million or 12.5% of the original commitment amount; the outstanding debt under the term loan A was reduced by $37.5 million or 12.5% of the original principal amount; and the outstanding debt under the term loan C was reduced by $1.3 million or 0.25% of the original principal amount.
     For the year ended December 31, 2007, the maximum commitment amount under the portion of the revolver subject to reduction will be reduced by $48.7 million, or 20.0% of the original commitment amount; the outstanding debt under the term loan A will be reduced by $60.0 million, or 20.0% of the original principal amount; and the outstanding debt under the term loan D will be reduced by $8.0 million, or 1.0% of the original principal amount.
     The credit agreement requires compliance with certain financial covenants including, but not limited to, leverage, interest coverage and debt service coverage ratios, as defined therein. The credit agreement also requires compliance with other covenants including, but not limited to, limitations on mergers and acquisitions, consolidations and sales of certain assets, liens, the incurrence of additional indebtedness, certain restricted payments, and certain transactions with affiliates. The Company was in compliance with all covenants of the credit agreement as of and for all periods in the year ended December 31, 2006.
     The credit agreement is collateralized by our pledge of all our ownership interests in our operating subsidiaries and is guaranteed by us on a limited recourse basis to the extent of such ownership interests.
     The average interest rate on debt outstanding under the credit facility was 7.1% and 6.2% for the years ended December 31, 2006 and December 31, 2005, respectively, before giving effect to the interest rate exchange agreements discussed below. As of December 31, 2006, the Company had approximately $531.1 million of unused bank commitments under its bank credit facilities, of which $420.2 million could be borrowed and used for general corporate purposes based on the term and conditions of the Company’s debt arrangements. The Company was in compliance with all covenants under its debt arrangements as of December 31, 2006.
     As of December 31, 2006, approximately $13.9 million of letters of credit were issued to various parties as collateral for the Company’s performance relating primarily to insurance and franchise requirements. The fair value of such letters of credit was immaterial.
  Interest Rate Exchange Agreements
     The Company uses interest rate exchange agreements in order to fix the interest rate on a portion of its floating rate debt. As of December 31, 2006, the Company had interest rate exchange agreements with various banks pursuant to which the interest rate on $650.0 million is fixed at a weighted average rate of approximately 4.9%. These agreements have been accounted for on a mark-to-market basis as of, and for the year ended December 31, 2006. The Company’s interest rate exchange agreements are scheduled to expire in the amounts of $150.0 million, $400.0 million and $100.0 million during the years ended December 31, 2007, 2009 and 2010, respectively.
     The fair value of the interest rate exchange agreements is the estimated amount that the Company would receive or pay to terminate such agreements, taking into account market interest rates, the remaining time to maturities and the creditworthiness of the Company’s counterparties. As of December 31, 2006, based on the mark-to-market valuation, the Company recorded on its consolidated balance sheet a net accumulated liability for derivatives of $3.4 million. As a result of the mark-to-market valuation on these interest rate swaps, the Company recorded a loss on derivatives of $8.7 million during the year ended December 31, 2006, a gain on derivatives of $6.6 million for the year ended December 31, 2005, and a gain on derivates of $10.9 million during the year ended December 31, 2004.

  Senior Notes
     On June 29, 2001, Mediacom Broadband LLC and its wholly-owned subsidiary, Mediacom Broadband Corporation, a Delaware corporation, (together, the “Issuers”) jointly issued $400.0 million aggregate principal amount of 11% notes due July 2013 (the “11% Senior Notes”). The 11% Senior Notes are unsecured obligations of Mediacom Broadband LLC and the indenture for the 11% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers, and asset sales and has cross-default provisions related to other debt of Mediacom Broadband LLC.
     On August 30, 2005, the Issuers jointly issued $200.0 million aggregate principal amount of 8 1/2% senior notes due October 2015 (the “8 1/2% Senior Notes”). The 8 1/2% Senior Notes are unsecured obligations of Mediacom Broadband LLC, and the indenture for the 8 1/2% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers and asset sales and has cross-default provisions related to other debt of Mediacom Broadband LLC. The proceeds were used to reduce amounts outstanding under the revolving credit portion of the Company’s credit facilities.
     On October 5, 2006, the Issuers jointly issued an additional $300.0 million aggregate principal amount of 8 1/2% Senior Notes. The proceeds were used to reduce amounts outstanding under the revolving credit portion of the Company’s credit facilities.
     The Issuers were in compliance with the indentures governing their Senior Notes as of and for all periods in the year ended December 31, 2006.
  Loss on Early Extinguishment of Debt
     For the year ended December 31, 2006, the Company recorded in its consolidated statement of operations a loss on early extinguishment of debt of $31.2 million, representing $22.0 million of call premium, $1.0 million of bank fees and the write-off of $8.2 million of unamortized deferred financing costs.
  Fair Value and Debt Maturities
     The fair value of the Company’s bank credit facility approximates the carrying value. The fair values at December 31, 2006 of the 8 1/2% Senior Notes was approximately $511.3 million.
     The stated maturities of all debt outstanding as of December 31, 2006 are as follows (dollars in thousands):

2007	$68,707
2008	68,036
2009	90,500
2010	32,000
2011	8,000
Thereafter	1,329,000
$1,596,243

6. PREFERRED MEMBERS’ INTERESTS
     In July 2001, the Company received a $150.0 million preferred equity investment from Mediacom LLC. The preferred equity investment has a 12% annual dividend, payable quarterly in cash. During each of the years ended December 31, 2006 and 2005, the Company paid in aggregate $18.0 million in cash dividends on the preferred equity.
7. MEMBER’S EQUITY
     As a wholly-owned subsidiary of MCC, the Company’s business affairs, including its financing decisions, are directed by MCC. For the year ended December 31, 2006, 2005 and 2004, the Company paid cash dividends to

MCC of approximately $43.3 million, $23.5 million and $10.7 million, respectively, as permitted under the Company’s debt arrangements.
8. RELATED PARTY TRANSACTIONS
     MCC manages the Company pursuant to a management agreement with each operating subsidiary. Under such agreements, MCC has full and exclusive authority to manage the day to day operations and conduct the business of the Company. The Company remains responsible for all expenses and liabilities relating to construction, development, operation, maintenance, repair, and ownership of its systems. Management fees for the year ended December 31, 2006, 2005 and 2004 amounted to approximately $12.6 million, $12.2 million and $10.6 million, respectively.
     As compensation for the performance of its services, subject to certain restrictions, MCC is entitled under each management agreement to receive management fees in an amount not to exceed 4.0% of the annual gross operating revenues of each of the operating subsidiaries. MCC is also entitled to the reimbursement of all expenses necessarily incurred in its capacity as manager.
     Mediacom LLC, a wholly-owned subsidiary of MCC, is a preferred equity investor in the Company. See Note 6 for a discussion of the transactions between these two parties.
9. EMPLOYEE BENEFIT PLANS
     Substantially all employees of the Company are eligible to participate in a defined contribution plan pursuant to the Internal Revenue Code Section 401(k) (the “Plan”). Under such Plan, eligible employees may contribute up to 15% of their current pretax compensation. The Plan permits, but does not require, matching contributions and non-matching (profit sharing) contributions to be made by the Company up to a maximum dollar amount or maximum percentage of participant contributions, as determined annually by the Company. The Company presently matches 50% on the first 6% of employee contributions. The Company’s contributions under the Plan totaled approximately $1.2 million for the year ended December 31, 2006 and $1.2 million for the year ended December 31, 2005 and 2004, respectively.
10. SHARE-BASED COMPENSATION
  Share-based Compensation
     In April 2003, MCC’s Board of Directors adopted the Company’s 2003 Incentive Plan, or “2003 Plan”, which amended and restated the Company’s 1999 Stock Option Plan and incorporated into the 2003 Plan options that were previously granted outside the 1999 Stock Option Plan. The 2003 Plan was approved by MCC’s stockholders in June 2003. The 2003 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted shares, and other stock-based awards, in addition to annual incentive awards. The 2003 plan has 21,000,000 shares of common stock available for issuance in settlement of awards. As of December 31, 2006, approximately 14,575,000 shares were available for future awards under the 2003 plan.
     Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective method. SFAS No. 123(R) revises SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). SFAS No. 123(R) requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at the grant date, or the date of later modification, over the requisite service period. In addition, SFAS 123(R) requires unrecognized cost, based on the amounts previously disclosed in the Company’s pro forma footnote disclosure, related to options vesting after the date of initial adoption to be recognized in the financial statements over the remaining requisite service period.
     Under this method, prior periods are not restated and the amount of compensation cost recognized includes: (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123; and (ii) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company uses the Black-Scholes option pricing model which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested stock options before exercising them, the estimated volatility of the Company’s stock price over the expected term, and the number of options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation and consequently, the related amounts recognized in the consolidated statements of operations. The provisions of SFAS No. 123(R) apply to new stock awards and stock awards outstanding, but not yet vested, on the effective date. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-based Payment” (SAB No. 107), relating to SFAS No. 123(R). We have applied the provisions of SAB No. 107 in our adoption.
     Impact of the Adoption of SFAS No. 123(R)
     Upon adoption of SFAS 123(R), the Company recognizes share-based compensation expenses associated with share awards on a straight-line basis over the requisite service period using the fair value method. The incremental share-based compensation expense recognized due to the adoption of SFAS 123(R)was approximately $0.7 million for the year ended December 31, 2006. Compensation expense related to restricted stock units was recognized before the implementation of SFAS No. 123(R). Results for prior periods have not been restated.
     Total share-based compensation expense was as follows (dollars in thousands, except per share data):

Year Ended
December 31,
2006
Share-based compensation expense by type of award:
Employee stock options	$463
Employee stock purchase plan	250
Restricted stock units	333

Total share-based compensation expense	$1,046

     As required by SFAS No. 123(R), the Company made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS No. 123(R)was not material. The total future compensation cost related to unvested share-based awards that are expected to vest was $1.1 million as of December 31, 2006, which will be recognized over a weighted average period of 1.5 years.
     In November 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, Transition Election Related to Accounting for Tax Effects of Shared-Based Payment Awards. The Company has elected the “short-cut” method to calculate the historical pool of windfall tax benefits.
     Pro Forma Information for Periods Prior to the Adoption of SFAS No. 123(R)
     Prior to January 1, 2006, the Company accounted for share-based compensation in accordance with APB No. 25, as permitted by SFAS No. 123, and accordingly did not recognize compensation expense for stock options with an exercise price equal to or greater than the market price of the underlying stock at the date of grant. Had the fair value method prescribed by SFAS No. 123 been applied, the effect on net loss and loss per share would have been as follows for the years ended December 31, 2005 and 2004, respectively (dollars in thousands, except per share data):

	For the Years Ended December 31,
	2005	2004
Net income, as reported	$11,003	$34,852
Add: Total stock-based compensation expense included in net loss (income) as reported above	217	—
Deduct: Total stock based compensation expense determined under fair value based method of all awards	(993)	(821)

Pro forma, net income	$10,227	$34,031

     Valuation Assumptions
     As required by SFAS 123(R), the Company estimated the fair value of stock options using the Black-Scholes valuation model and the straight-line attribution approach with the following weighted average assumptions:

	Employee Stock Option Plans		Employee Stock Purchase Plans
	Year Ended		Year Ended
	December 31,		December 31,
	2006	2005	2006	2005
Dividend yield	0%	0%	0%	0%
Expected volatility	56.0%	45.0%	33.0%	45.0%
Risk free interest rate	4.8%	3.9%	4.7%	4.0%
Expected option life (in years)	4.3	6.0	0.5	0.5
Forfeiture rate	14.0%	14.0%	—	—
     MCC does not expect to declare dividends. Expected volatility is based on a combination of implied and historical volatility of the Company’s Class A common stock. Prior to January 1, 2006, the Company used historical data and other factors to estimate the option life of the share-based payments granted. For the year ended December 31, 2006, the Company elected the simplified method in accordance with SAB 107 to estimate the option life of share-based awards. The risk free interest rate is based on the U.S. Treasury yield in effect at the date of grant. The forfeiture rate is based on trends in actual option forfeitures. The awards are subject to annual vesting periods not to exceed 6 years from the date of grant.
     The following table summarized the activity of MCC’s option plans for the year ended December 31, 2006:

			Weighted
			Average
			Remaining	Aggregate
		Weighted	Contractual	Intrinsic
		Average	Term	Value
	Shares	Exercise Price	(In Years)	(in thousands)
Outstanding at January 1, 2006	508,425	$10.56
Granted	45,000	5.77
Exercised	(4,500)	6.94
Forfeited	(65,390)	7.25
Expired	—	—
Outstanding at December 31, 2006	483,535	$10.85	5.4	$191

Vested or expected to vest at December 31, 2006	464,749	$10.65	5.4	$174

Exercisable at December 31, 2006	349,349	$11.11	5.5	$70

     The weighted average fair value at the date of grant of a Class A common stock option granted under the MCC’s option plan during the year ended December 31, 2006 was $2.84. During the year ended December 31, 2006, approximately 95,186 shares vested with a weighted average exercise price of $10.71. The proceeds received by the Company resulting from the exercise of stock options during 2006 were immaterial.

     The following table summarizes information concerning stock option activity for the year ended December 31, 2005 and 2004, respectively:

		Weighted
		Average
	Shares	Exercise Price
Outstanding at December 31, 2003	537,969	$10.94
Granted	2,000	8.82
Exercised	—	—
Forfeited	(34,954)	10.90

Outstanding at December 31, 2004	505,015	$10.93
Granted	36,000	5.42
Exercised	—	—
Forfeited	(32,590)	10.67

Outstanding at December 31, 2005	508,425	$10.56

     The Company had options exercisable on underlying shares amounting to 270,441, 184,094 and 83,700 with average prices of $11.05, $11.24 and $11.96 at December 31, 2005, 2004 and 2003, respectively. The weighted average fair value of options granted was $2.63, $4.25 and $3.37 per share for the year ended December 31, 2005, 2004 and 2003, respectively.
     The following table summarizes information concerning stock options outstanding as of December 31, 2006:

	Options Outstanding				Options Exercisable
		Weighted				Weighted
		Average	Weighted	Aggregate		Average	Weighted	Aggregate
	Number of	Remaining	Average	Intrinsic	Number of	Remaining	Average	Intrinsic
Range of	Shares	Contractual	Exercise	Value (In	Shares	Contractual	Exercise	Value (In
Exercise Prices	Outstanding	Life	Price	Thousands)	Outstanding	Life	Price	Thousands)
$5.00 — $11.96	483,535	5.4 years	$10.85	$191	349,349	5.5 years	$11.11	$70
$12.01 — $18.00	—	—	—	—	—	—	—	—
$18.01 — $22.00	—	—	—	—	—	—	—	—

	483,535	5.4 years	$10.85	$191	349,349	5.5 years	$11.11	$70

     The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the Company’s stock price of $8.04 per share as of December 31, 2006, which would have been received by the option holders had all option holders exercised their options as of that date.
     During 2005 and 2004, the Company accounted for its stock option plans and employee stock purchase program under APB No. 25. Accordingly, no compensation expense has been recognized for any option grants in the accompanying consolidated statements of operations since the price of the options was at their fair market value at the date of grant. SFAS No. 148 requires that information be determined as if the Company had accounted for employee stock options under the fair value method of this statement, including disclosing pro forma information regarding net income (loss) and income (loss) per share. The weighted average fair value of all of the employee options was estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions: (i) risk free average interest rate of 4.0% and 3.5% for the years ended December 31, 2005 and 2004, respectively; (ii) expected dividend yields of 0%; (iii) expected lives of 6 years; and (iv) expected volatility of 45%. Had compensation expense been recorded for the employee options under SFAS No. 148, the compensation expense would have been $0.6 million and $0.6 million for the years ended December 31, 2005 and 2004, respectively.
  Restricted Stock Units
     The Company grants restricted stock units (“RSUs”) to certain employees and directors (together, the “participants”) in MCC’s Class A common stock. Awards of RSUs are valued by reference to shares of common stock that entitle participants to receive, upon the settlement of the unit, one share of common stock for each unit. The awards are subject to annual vesting periods not exceeding 4 years from the date of grant. The Company made estimates of expected forfeitures based on historic voluntary termination behavior and trends of actual RSU forfeitures and recognized compensation costs for equity awards expected to vest. The intrinsic value of outstanding RSUs, based on the Company’s stock price of $8.04 per share as of December 31, 2006, was $1.6 million.
     The following table summarizes the activity of the Company’s restricted stock unit awards for the year ended December 31, 2006:

	Number of
	Non-Vested	Weighted
	Share Unit	Average Grant
	Awards	Date Fair Value
Unvested Awards at January 1, 2006	185,100	$5.48
Granted	99,700	5.73
Awards Vested	(10,025)	5.69
Forfeited	(70,175)	5.47

Unvested Awards at December 31, 2006	204,600	$5.59

  Employee Stock Purchase Plan
     MCC maintains an employee stock purchase plan (“ESPP”). Under the plan, all employees are allowed to participate in the purchase of MCC’s Class A common stock at a 15% discount on the date of the allocation. Shares purchased by employees amounted to 129,094, 120,872, and 117,279 in 2006, 2005 and 2004 respectively. The net proceeds to the Company were approximately $0.7 million for each of the years ended December 31, 2006, 2005 and 2004, respectively. During 2005 and 2004, compensation expense was not recorded on the distribution of these shares in accordance with APB No. 25. The weighted average fair value of all of the stock issued under the ESPP was estimated on the purchase date using the Black-Scholes model with the following assumptions: (i) discount rate equal to the six year bond rate on the stock purchase date; (ii) expected dividend yields of 0%; (iii) expected lives of six months; and (iv) expected volatility of 45%. Had compensation expense been recorded for the stock issued for the ESPP under SFAS No. 148, the compensation costs would have been approximately $0.2 million and $0.2 million for the year ended December 31, 2005 and 2004, respectively.
11. COMMITMENTS AND CONTINGENCIES
     Under various lease and rental agreements for offices, warehouses and computer terminals, the Company had rental expense of approximately $3.2 million, $2.5 million and $2.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Future minimum annual rental payments are as follows (dollars in thousands):

2007	$2,359
2008	1,444
2009	1,313
2010	1,084
2011	950
Thereafter	415

$7,565

     In addition, the Company rents utility poles in its operations generally under short-term arrangements, but the Company expects these arrangements to recur. Total rental expense for utility poles was approximately $5.3 million, $4.4 million and $4.3 million for the year ended December 31, 2006, 2005 and 2004 respectively.
     As of December 31, 2006, approximately $13.9 million of letters of credit were issued in favor of various parties to secure the Company’s performance relating to franchise and lease requirements. The fair value of such letters of credit were not material.

  Legal Proceedings
     The Company, its parent company and its subsidiaries or other affiliated companies are also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, cash flows or business.
12. SUBSEQUENT EVENTS
     Cable systems serving the Company’s subscribers carry the broadcast signals of 4 local broadcast stations owned or programmed by Sinclair Broadcast Group, Inc. (“Sinclair”) under a month-to-month retransmission arrangement terminable at the end of any month on 45-days notice. All of these stations are affiliates of one of the “big-4” networks (ABC, CBS, FOX and NBC) that the Company delivers to approximately half of its total subscribers. The other stations are affiliates of the recently launched CW or MyNetwork broadcast networks or are unaffiliated with a national broadcast network.
     On September 28, 2006, Sinclair exercised its right to deliver notice to the Company to terminate retransmission of all of its stations effective December 1, 2006, but subsequently agreed to extend the Company’s right to carriage of its signals until January 5, 2007. The Company and Sinclair were unable to reach agreement, and on January 5, 2007, Sinclair directed the Company to discontinue carriage of its stations. On February 2, 2007, the Company and Sinclair reached agreement and Sinclair stations were immediately restored on the affected cable systems. The Company lost a modest amount of subscribers as a result of the carriage interruption. These events had an immaterial impact on the Company’s financial statements as of, and for the year ended, December 31, 2006.

MEDIACOM BROADBAND LLC AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

		Additions		Deductions
	Balance at	Charged to	Charged to	Charged to	Charged to	Balance at
	Beginning	Costs and	Other	Costs and	Other	end of
	of Period	Expenses	Accounts	Expenses	Accounts	Period
	(All dollar amounts in thousands)
December 31, 2004
Allowance for doubtful accounts
Current receivables	$2,455	$1,323	$347	$1,322	$—	$2,803
December 31, 2005
Allowance for doubtful accounts
Current receivables	$2,803	$886	$—	$1,384	$463	$1,842
December 31, 2006
Allowance for doubtful accounts
Current receivables	$1,842	$2,787	$—	$3,249	$—	$1,380
March 31, 2007 (Unaudited)
Allowance for doubtful accounts
Current Receivables	$1,380	$1,759	$—	$2,104	$—	$1,035

MEDIACOM BROADBAND LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(All dollar amounts in thousands)
(Unaudited)

	March 31, 2007	December 31, 2006
ASSETS
CURRENT ASSETS
Cash	$6,728	$12,019
Accounts receivable, net of allowance for doubtful accounts of $1,034 and $1,380	37,897	43,205
Prepaid expenses and other current assets	56,582	68,379

Total current assets	101,207	123,603

Investment in cable television systems:
Property, plant and equipment, net of accumulated depreciation of $525,903 and $501,713	715,722	716,339
Franchise rights	1,251,386	1,251,386
Goodwill	204,582	204,582

Subscriber lists, net of accumulated amortization of $21,836 and $21,319	11,286	11,803

Total investment in cable television systems	2,182,976	2,184,110

Other assets, net of accumulated amortization of $4,282 and $3,636	16,436	17,086

Total assets	$2,300,619	$2,324,799

LIABILITIES, PREFERRED MEMBERS’ INTEREST AND MEMBER’S EQUITY
CURRENT LIABILITIES
Accrued liabilities	$114,422	$127,896
Deferred revenue	26,186	25,430
Current portion of long-term debt	68,396	68,707

Total current liabilities	209,004	222,033

Long-term debt, less current portion	1,521,500	1,527,536
Other non-current liabilities	10,916	9,875
Total liabilities	1,741,420	1,759,444

Commitments and contingencies (Note 8)

PREFERRED MEMBERS’ INTEREST	150,000	150,000

MEMBER’S EQUITY
Capital contributions	652,310	652,310
Accumulated deficit	(243,111)	(236,955)
Total member’s equity	409,199	415,355

Total liabilities, preferred members’ interest and member’s equity	$2,300,619	$2,324,799

MEDIACOM BROADBAND LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands)
(Unaudited)

	Three Months Ended March 31,
	2007	2006
Revenues	$173,352	$162,827

Costs and expenses:
Service costs (exclusive of depreciation and amortization shown below)	74,331	65,102
Selling, general and administrative expenses	37,195	35,204
Management fee expense	3,322	2,977
Depreciation and amortization	26,849	27,184

Operating income	31,655	32,360

Interest expense, net	(29,524)	(27,017)
Loss on derivatives, net	(2,318)	(59)
Other expense, net	(1,465)	(1,376)

Net (loss) income	$(1,652)	$3,908

Dividend to preferred member	4,500	4,500

Net loss applicable to member	$(6,152)	$(592)

The accompanying notes to the unaudited financial statements are an integral part of these statements

MEDIACOM BROADBAND LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All dollar amounts in thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:	$(1,652)	$3,908
Net (loss) income
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	26,849	27,184
Loss on derivatives, net	2,318	59
Amortization of deferred financing costs	645	752
Share-based compensation	289	301
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	5,308	3,018
Prepaid expenses and other assets	10,840	(6,440)
Accrued liabilities	(13,474)	(6,509)
Deferred revenue	756	1,493
Other non-current liabilities	(524)	(645)

Net cash flows provided by operating activities	$31,355	$23,121

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(25,799)	(22,053)

Net cash flows used in investing activities	$(25,799)	$(22,053)

CASH FLOWS FROM FINANCING ACTIVITIES:
New borrowings	16,000	73,000
Repayment of debt	(22,347)	(41,961)
Financing costs	—	(145)
Dividend payment on preferred members’ interest	(4,500)	(4,500)

Dividend payment to parent	—	(26,487)

Net cash flows used in financing activities	$(10,847)	$(93)
Net (decrease) increase in cash	(5,291)	975

CASH, beginning of period	12,019	7,142

CASH, end of period	$6,728	$8,117

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest, net of amounts capitalized	$18,930	$32,911

The accompanying notes to the unaudited financial statements are an integral part of these statements

MEDIACOM BROADBAND LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
13. ORGANIZATION
     Mediacom Broadband LLC (“Mediacom Broadband,” and collectively with its subsidiaries, the “Company”), a Delaware limited liability company wholly-owned by Mediacom Communications Corporation (“MCC”), is involved in the acquisition and operation of cable systems serving smaller cities and towns in the United States.
     The Company has prepared these unaudited consolidated financial statements in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, such statements include all adjustments, consisting of normal recurring accruals and adjustments, necessary for a fair presentation of the Company’s consolidated results of operations and financial position for the interim periods presented. The accounting policies followed during such interim periods reported are in conformity with generally accepted accounting principles in the United States of America and are consistent with those applied during annual periods. For a summary of the Company’s accounting policies and other information, refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The results of operations for the interim periods are not necessarily indicative of the results that might be expected for future interim periods or for the full year ending December 31, 2007.
     Mediacom Broadband relies on its parent, MCC, for various services such as corporate and administrative support. The financial position, results of operations and cash flows of Mediacom Broadband could differ from those that would have resulted had Mediacom Broadband operated autonomously or as an entity independent of MCC.
     Mediacom Broadband Corporation (“Broadband Corporation”), a Delaware corporation wholly-owned by Mediacom Broadband, co-issued, jointly and severally with Mediacom Broadband, public debt securities. Broadband Corporation has no operations, revenues or cash flows and has no assets, liabilities or stockholders’ equity on its balance sheet, other than a one-hundred dollar receivable from an affiliate and the same dollar amount of common stock on its consolidated balance sheets. Therefore, separate financial statements have not been presented for this entity.
  Reclassifications
     Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.
14. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands on required disclosures about fair value measurement. SFAS No. 157 will be effective as of January 1, 2008 and will be applied prospectively. The Company has not completed its evaluation of SFAS No. 157 to determine the impact that adoption will have on its consolidated financial condition or results of operations.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect that this Statement will have a material impact on its consolidated financial condition or results of operations.

15. PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment consisted of the following (dollars in thousands):

	March 31,	December 31,
	2007	2006
	(dollars in thousands)
Cable systems, equipment and subscriber devices	$1,160,171	$1,138,654
Vehicles	35,810	34,190
Buildings and leasehold improvements	24,629	24,621
Furniture, fixtures and office equipment	16,439	16,011
Land and land improvements	4,576	4,576

	1,241,625	1,218,052
Accumulated depreciation	(525,903)	(501,713)

Property, plant and equipment, net	$715,722	$716,339

16. ACCRUED LIABILITIES
     Accrued liabilities consisted of the following (dollars in thousands):

	March 31,	December 31,
	2007	2006
	(dollars in thousands)
Accrued programming costs	$29,247	$29,071
Accrued interest	23,419	11,468
Accrued taxes and fees	14,926	19,138
Accrued payroll and benefits	13,801	13,509
Accrued property, plant and equipment	4,679	9,368
Accrued telecommunications costs	3,819	7,119
Intercompany accounts payable and other accrued expenses	24,531	38,223

	$114,422	$127,896

17. DEBT
     Debt consisted of the following (dollars in thousands):

	March 31,	December 31,
	2007	2006
	(dollars in thousands)
Bank credit facilities	$1,089,500	$1,095,500
81/2% senior notes due 2015	500,000	500,000
Capital lease obligations	396	743

	$1,589,896	$1,596,243
Less: current portion	68,396	68,707

Total long-term debt	$1,521,500	$1,527,536

  Bank Credit Facilities
     The average interest rate on outstanding debt under the Company’s bank credit facilities as of March 31, 2007 and 2006, was 7.2% and 6.5%, respectively, before giving effect to the interest rate exchange agreements discussed below. As of March 31, 2007, the Company had unused credit commitments of approximately $507.9 million under its bank credit facilities, of which $325.2 million could be borrowed and used for general corporate purposes based on the terms and conditions of the Company’s debt arrangements. The Company was in compliance with all covenants under its debt arrangements as of March 31, 2007.

     As of March 31, 2007, approximately $13.9 million of letters of credit were issued to various parties as collateral for the Company’s performance relating primarily to insurance and franchise requirements.
  Interest Rate Exchange Agreements
     The Company uses interest rate exchange agreements in order to fix the interest rate on its floating rate debt. As of March 31, 2007, the Company had interest rate exchange agreements with various banks pursuant to which the interest rate on $500.0 million is fixed at a weighted average rate of approximately 5.30%. These agreements have been accounted for on a mark-to-market basis as of, and for the three months ended March 31, 2007. The Company’s interest rate exchange agreements are scheduled to expire in the amounts of $400.0 million and $100.0 million during the years ended December 31, 2009 and 2010, respectively. As of, and for the three months ended, March 31, 2007 and 2006, based on the mark-to-market valuation, the Company recorded on its consolidated balance sheet a net accumulated liability for derivatives of $5.7 million and a net accumulated investment in derivatives of $5.3 million, respectively, which are components of accounts payable and other non-current liabilities and prepaid and other non-current assets, and a loss on derivatives of $2.3 million and $0.1 million, respectively.
18. PREFERRED MEMBERS’ INTERESTS
     Mediacom LLC, a wholly owned subsidiary of MCC, has a $150.0 million preferred equity investment in the Company as of March 31, 2007. The preferred equity investment has a 12% annual dividend, payable quarterly in cash. During each of the three months ended March 31, 2007 and 2006, the Company paid $4.5 million in cash dividends on the preferred equity.
19. MEMBER’S EQUITY
  Share-based Compensation
     Effective January 1, 2006, MCC adopted SFAS No. 123(R), “Share-Based Payment”, requiring the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at the grant date, or the date of later modification, over the requisite service period.
     Total share-based compensation expense was as follows (dollars in thousands):

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2007	2006
Share-based compensation expense by type of award:
Employee stock options	$124	$117
Employee stock purchase plan	49	123
Restricted stock units	116	61

Total share-based compensation expense	$289	$301

     During the three months ended March 31, 2007, 38,000 stock options and 123,600 restricted stock units were granted under MCC’s compensation programs. The weighted average fair values associated with these grants were $3.66 per stock option and $7.99 per restricted stock unit.
  Employee Stock Purchase Plan
     The Company maintains an employee stock purchase plan (“ESPP”). Under the plan, all employees are allowed to participate in the purchase of MCC’s Class A common stock at a 15% discount on the date of the allocation. Shares purchased by employees amounted to 55,394 and 65,840 during the three months ended March 31, 2007 and 2006, respectively. The net proceeds to the Company were approximately $0.3 million for each of the three months ended March 31, 2007 and 2006, respectively.

20. COMMITMENTS AND CONTINGENCIES
  Legal Proceedings
     The Company, its subsidiaries, MCC and other affiliated companies are involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, cash flows or business.